Exhibit 10.1

PURCHASE AND SALE AGREEMENT

among

GREIF PACKAGING LLC,

PACKAGING CORPORATION OF AMERICA

and

GREIF, INC. (solely with respect to the purposes set forth herein)

Dated as of June 30, 2025

i

EXHIBITS

A	Contribution Agreement
B	Form of Transition Services Agreement

v

PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of June 30, 2025, by and among Greif Packaging LLC, a Delaware limited liability company (the “Seller”), Packaging Corporation of America, a Delaware corporation (the “Purchaser”) and Greif, Inc., a Delaware corporation (the “Seller Guarantor”) (solely for the purposes of Section 11.14). Each of the Seller and the Purchaser are referred to from time to time herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, as of the date of this Agreement, the Seller owns, directly or indirectly, all of the issued and outstanding equity interests of (a) Greif Containerboard Solutions LLC, a Delaware limited liability company (“GCS LLC”) and (b) Box-Board Holding Corporation, a Delaware corporation (“BBH”) (which directly owns all of the issued and outstanding equity interests of Box-Board Products, Inc., a North Carolina corporation (“BBP”, and together with GCS LLC and BBH, the “Acquired Companies”));

WHEREAS, as of the date of this Agreement, the Seller has entered into the Contribution Agreement pursuant to which, among other things, the Seller will contribute, or cause to be contributed, the Contributed Assets to GCS LLC;

WHEREAS, as of the date of this Agreement, the Seller is, directly and through the Acquired Companies, engaged in (a) the containerboard business conducted at the Seller’s mills located in Amherst, Virginia (known as Riverville) and Massillon, Ohio, including the production and sale of various grades of containerboard (including recycled linerboard and recycled and semi-chemical medium), (b) the sheetfeeder business conducted at the CorrChoice Facilities, including the production and sale of custom corrugated sheets and specialty containerboard products, and (c) the manufacture and sale of boxes and other corrugated products conducted by Box-Board Products, Inc. at its facility located in Greensboro, North Carolina (such businesses, as conducted collectively by the Seller and the Acquired Companies as of the date of this Agreement, including by use of the Contributed Assets, the “Business”); and

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Interests (as hereinafter defined), upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

“Accounting Principles” means the accounting principles, methods and policies applied by the Seller and its applicable Affiliates in respect of the Acquired Companies and the Business, which shall be in accordance with GAAP unless otherwise specified on Section 1.01(a) of the Disclosure Schedule.

“Accrued Taxes” means an amount equal to accrued but unpaid income Taxes (other than Taxes of any Seller Affiliated Group for which a Person other than any Acquired Company has primary responsibility for payment) of each Acquired Company as of the Closing Date that (x) are not yet due as of the Closing Date or (y) were reflected on a Tax Return that was filed prior to the Closing; provided that the amount of Accrued Taxes shall be (i) calculated in accordance with past practice of Seller and the Acquired Companies with respect to the Business to the extent permitted by Applicable Law, (ii) determined as if the taxable year of each Acquired Company ended on the Closing Date, (iii) calculated without regard to any transactions effected by Purchaser after the Closing Date or on the Closing Date and outside the ordinary course of business after Closing, (iv) in the case of Taxes attributable to a Straddle Period, apportioned between the Pre-Closing Tax Period and Post-Closing Tax Period pursuant to Section 7.09(a), and (v) calculated taking into account any net operating losses and prepayments of the Acquired Companies (other than net operating losses and prepayments of any Seller Affiliated Group for which a Person other than any Acquired Company has primary responsibility for payment) and deductions relating to Transaction Expenses, in each case, to the extent that such items have the effect of reducing (but not below zero) any such accrued but unpaid Tax, but excluding any deferred Taxes.

“Action” means any action, audit, claim, mediation, suit, arbitration, litigation, hearing, proceeding, formal inquiry, formal investigation or similar proceeding before or by any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under common control with such Person; provided that, unless otherwise specified, from and after the Closing, (a) none of the Acquired Companies shall be considered an Affiliate of the Seller and (b) the Seller shall not be considered an Affiliate of any of the Acquired Companies. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Ancillary Agreements” means the Transition Services Agreement, the Contribution Agreement, the Additional Supply Agreement and the documents delivered pursuant Section 2.04(a) and Section 2.04(b).

“Anti-Corruption Laws” means any Law concerning anti-bribery and anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977.

“Antitrust / Investment Laws” means, collectively, the Antitrust Laws or the Investment Laws.

“Antitrust Laws” means the HSR Act, the Sherman Act, 15 U.S.C. §§ 1-7, as amended, the Clayton Act, 15 U.S.C. §§ 12-27, 29, as amended, the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraint of trade.

“Assumed Liabilities” means, collectively, the Assumed Liabilities as such term is defined in the Contribution Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Business Employee” means, collectively, each Transferor Employee as such term is defined in the Contribution Agreement and who is listed on Section 1.01(b) of the Disclosure Schedule in accordance with Section 3.17(f), which section of the Schedule may be updated prior to the Closing Date by Seller in consultation with Purchaser.

“Cash” means with respect to any Person as of any time, the cash and cash equivalents (including marketable securities and short-term investments) held by or on behalf of such Person at such time, calculated and determined in accordance with the Accounting Principles.

“Closing Cash Amount” means the aggregate amount of Cash of the Acquired Companies as of the Measurement Time; provided that the Closing Cash Amount shall be net of any amounts paid by the Acquired Companies to the Seller or their Affiliates (other than the Acquired Companies) on the Closing Date but prior to the Closing.

“Closing Date Working Capital Amount” means an amount equal to the difference between the total current assets of the Acquired Companies in the categories described in the Reference Statement of Working Capital, minus the total current liabilities of the Acquired Companies in the categories described in the Reference Statement of Working Capital, in each case, determined as of the Measurement Time in accordance with the Accounting Principles, applied in a manner consistent with the preparation of the Reference Balance Sheet; provided that none of the (a) Closing Cash Amount, (b) Closing Indebtedness Amount, (c) items of current assets or current liabilities to the extent related to rights or obligations solely between or among Acquired Companies and (d) Transaction Expenses shall be included in Closing Date Working Capital Amount.

“CB Pricing Adjustment” means (a) if the Closing Average CB Pricing is equal to or less than $865 or equal to or greater than $925, an amount (which may be a positive or negative number) equal to the product of (i) the difference of (A) the Closing Average CB Pricing minus (B) $895 multiplied by (ii) 30,000, and (b) if the Closing Average CB Pricing is neither equal to or greater than $925 nor equal to or less than $865, zero.

“Closing Average CB Pricing” means an amount equal to the average of (i) the high price for Semichemical Corrugating Medium, 26lb, Open Market, US East and (ii) the high price for Unbleached Kraft Linerboard, 42lb, Open Market, US East, in each case, as published by Fast markets RISI at any time during the period that is thirty-one (31) to sixty (60) days prior to the date on which the Estimated Closing Statement is delivered in accordance with Section 2.03 (or if either such index is not published during such time period, such other successor or similar index as reasonably agreed to by the Parties).

“Closing Date Working Capital Excess” means the amount, if any, by which the Closing Date Working Capital Amount exceeds the Working Capital Target Upper Collar.

“Closing Date Working Capital Shortfall” means the amount, if any, by which the Working Capital Target Lower Collar exceeds the Closing Date Working Capital Amount.

“Closing Indebtedness Amount” means the aggregate amount of the Indebtedness of the Acquired Companies (other than any Indebtedness solely between or among Acquired Companies) as of the Measurement Time; provided that the Closing Indebtedness Amount shall be net of any amounts of any such Indebtedness repaid on the Closing Date but prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Company Plans” means the Employee Plans sponsored or maintained by any of the Acquired Companies for the benefit of any current or former Business Employee, and any Contracts or arrangements between the Seller or an Acquired Company and a Business Employee.

“Confidentiality Agreement” means the letter agreement, dated as of July 31, 2024, between Greif Parent and the Purchaser.

“Contract” means any written or other binding agreement, contract, purchase order, lease, license, sublicense, subcontract, settlement agreement, power of attorney, note, warranty, arrangement, understanding, commitment, instrument, guarantee, undertaking, bid or proposal, but excluding any Permit or Employee Plan.

“Contributed Assets” means, collectively, the Contributed Assets as such term is defined in the Contribution Agreement.

“Contribution Agreement” means the Contribution Agreement attached hereto as Exhibit A.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise.

“CorrChoice Facilities” means the sheetfeeder facilities located in Mason, Michigan; Massillon, Ohio; Cincinnati, Ohio; Louisville, Kentucky; Concord, North Carolina; Dallas, Texas; and Palmyra, Pennsylvania.

“Debt Financing Entities” means the Debt Financing Sources, together with their Affiliates, and their and their Affiliates’ current or future officers, directors, employees, agents, Representatives, stockholders, limited partners, managers, members or partners and their successors and assigns.

“Debt Financing Failure Event” shall mean any of the following (a) the commitments with respect to all or any portion of the Debt Financing expiring, or being terminated, prior to the occurrence of the Closing (except to the extent that the full amount of such expired and/or terminated commitments are replaced with cash proceeds (including any amounts (if any) of the Debt Financing funded into escrow), (b) for any reason, all or any portion of the Debt Financing becoming unavailable prior to the occurrence of the Closing (except to the extent that the full amount of such unavailable portion is replaced with cash proceeds (including any amounts (if any) of the Debt Financing funded into escrow), (c) a repudiation by any Debt Financing Source party to the Commitment Letter of which the Purchaser becomes aware, without an assumption or replacement of such Debt Financing Source’s commitments or obligations by other Debt Financing Sources (including by any then-newly joined Debt Financing Sources) prior to the occurrence of the Closing, or (d) any party to the Debt Commitment Letter or any Affiliate or agent of such Person shall allege in writing that any of the events set forth in the foregoing clauses or a breach or repudiation by any Debt Financing Source has occurred.

“Debt Financing Sources” means the Persons that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or in connection with all or any part of the Debt Financing described in the Debt Commitment Letter (or any replacement debt financings) in connection with the transactions contemplated by this Agreement, including the parties to any commitment letters, joinder agreements or credit agreements entered pursuant thereto or relating thereto.

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date of this Agreement, delivered by the Seller to the Purchaser in connection with this Agreement.

“Employee Plan” means any plan, program, agreement, policy or arrangement that is: (a) a welfare benefit plan as defined in Section 3(1) of ERISA; (b) a pension benefit plan within the meaning of Section 3(2) of ERISA; (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan; (d) any other deferred-compensation, retirement, welfare-benefit, bonus, incentive or fringe benefit plan or arrangement, or (e) any other employee benefit plan, program, policy, contract of arrangement.

“Encumbrance” means any security interest, pledge, hypothecation, charge, mortgage, lien, option, right of first offer or first refusal or similar right, lease or sublease, license or sublicense, easement, restrictive covenant, encroachment, or other encumbrance (excluding any licenses, options to license and covenants not to assert with respect to Intellectual Property).

“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

“Environmental Law” means any Law in effect concerning or relating to (a) pollution or protection of the environment or natural resources, (b) human health and safety (only as it relates to Hazardous Materials), or (c) the manufacture, handling, use, treatment, storage, disposal, transportation, management, Release, or Remedial Action of any Hazardous Material.

“Environmental Permits” means any registrations, licenses, permits, approvals, exemptions, consents, rights, or authorizations issued or granted by any Governmental Authority pursuant to Environmental Law.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended through the date hereof, and the rules and regulations promulgated thereunder.

“Excluded Assets” means, the Excluded Assets as such term is defined in the Contribution Agreement.

“Final Closing Statement” means (a) the Initial Closing Statement, if the Seller delivers a Notice of Acceptance or fails to deliver a Notice of Disagreement by the Objection Deadline Date, or (b) the Initial Closing Statement as modified in accordance with Section 2.06(e), if the Seller timely delivers a Notice of Disagreement.

“Fraud” means actual, knowing and intentional common law fraud under the Laws of the State of Delaware by a party with respect to the making by such party of any representation or warranty in (a) Article III or Article IV of this Agreement, as applicable, or (b) any certificate required to be delivered hereunder with respect to the representations and warranties in Article III or Article IV of this Agreement; provided that “Fraud” does not include fraud based on constructive knowledge, negligent misrepresentation or equitable fraud or similar torts based on negligence, recklessness, or imputed or constructive knowledge.

“Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Organization, Authority and Qualification of the Seller), Section 3.02 (Organization, Authority and Qualification of the Acquired Companies), Section 3.03 (Capitalization; Acquired Companies); Section 3.14(a) (Assets; Sufficiency); and Section 3.24 (Brokers).

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which govern its internal affairs.

“Governmental Authority” means any supranational, national, federal, state, provincial, municipal, local or other government, governmental, regulatory or administrative authority, agency or commission, including any political subdivision thereof or any stock exchange or other self-regulatory or quasi-governmental entity, or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, settlement, determination or award entered by or with any Governmental Authority of competent jurisdiction.

“Greif Parent” means Greif, Inc., a Delaware corporation.

“Hazardous Material” means any chemicals, materials, substances, or wastes defined or regulated as “toxic” or “hazardous” or as a “contaminant” or “pollutant” under, or regulated by, any applicable Environmental Law, including asbestos, radioactive materials, distillates, petroleum and petroleum products or by-products, polychlorinated biphenyls, and perfluorooctane sulfonate (PFOS) and perfluorooctanoic acid (PFOA), and any other per- or polyfluoroalkyl substances that are specifically regulated by any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, as applied to any Person: (a) the principal of and accrued and unpaid interest in respect of (i) indebtedness of such Person for money borrowed or indebtedness issued or incurred in substitution or exchange for indebtedness for money borrowed; and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable; (b) all obligations of such Person (i) under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); (ii) under any interest rate, currency, commodity or other hedging, swap, forward or option agreement, in each case, determined as if such instrument were terminated at the applicable time of determination; (iii) under any performance bond, banker’s acceptance or letter of credit, but only to the extent drawn or called prior to the Closing; and (iv) for all finance lease obligations that are classified as a balance sheet liability in accordance with GAAP (but excluding any leases classified as operating leases in accordance with GAAP); (c) all Liabilities for Accrued Taxes, (d) guarantees by such Person in respect of any obligations of the type referred to in clauses (a) through (c) of any other Person; and (e) for clauses (a) through (d), any termination fees, prepayment penalties, change of control, “breakage” cost or similar payments (but excluding, for the avoidance of doubt, any cash collateral required in respect of any performance bond, banker’s acceptance or letter of credit) associated with the repayments of the items set forth in clauses (a) through (d) on the Closing Date to the extent paid on the Closing Date, in each case of clauses (a) through (e), determined in accordance with the Accounting Principles, applied in a manner consistent with the preparation of the Reference Balance Sheet.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnified Taxes” means (a) all Taxes (or non-payment thereof) of the Seller, (b) all Taxes (or the non-payment thereof) of the Acquired Companies for all Pre-Closing Periods, (c) all Taxes of any member (including a parent) of a Seller Affiliated Group, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar U.S. state, local or non-U.S. Law), (d) all Taxes of any Person imposed on any of the Acquired Companies as a transferee or successor, by Contract or pursuant to any Law, which Taxes related to an event or transaction occurring before the Closing, (e) the Seller’s share of any Transfer Taxes pursuant to Section 7.06, and (f) all Taxes imposed (i) with respect to the Contribution, (ii) on the Seller or the Acquired Companies with respect to Seller’s sale of the Interests (other than any Transfer Taxes), (iii) under any bulk sale, bulk transfer, or fraudulent transfer Law relating to the Contribution or the Seller’s sale of the Interests, (iv) under any Law imposing a duty to withhold Tax with respect to amounts paid (or deemed paid) hereunder if the relevant withholding Taxes are imposed as a result of (i) the Seller failing to withhold to the extent required by Law, (ii) the Seller providing inaccurate or incomplete Tax forms or documentation or (iii) the Purchaser cooperating with the Seller under Section 2.08, in each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith; provided that “Indemnified Taxes” shall not include (i) any amounts included as Indebtedness or Liabilities in the Closing Indebtedness Amount or Closing Date Working Capital Amount and that have reduced Purchaser’s payment of the Closing Date Payment Amount, as finally determined pursuant to Section 2.06, (ii) any amounts paid by the Seller under Section 7.02, or (iii) any amounts arising from, or related to, any breach of a covenant contained in Article VII.

“Indemnifying Party” means the Seller pursuant to Section 9.04 and the Purchaser pursuant to Section 9.05, as the case may be.

“Intellectual Property” means all intellectual property rights anywhere in the world, including in or to any of the following: (a) trademarks, (including service marks), trade names, trade dress, logos and other indicia of source or origin (whether registered or unregistered), (b) Internet domain names, (c) rights in published and unpublished works of authorship (including in Software and mobile applications), and copyrights therein and thereto (whether registered or unregistered), (d) patents, patent applications, continuations, continuations-in-part, reissues, divisions, renewals, provisionals, reexaminations or extensions thereof, and inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), (e) trade secrets and rights in other confidential and/or proprietary information and data (including know-how, ideas, research and development, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), and (f) all registrations and applications for the registration or issuance, extensions and renewals of any of the foregoing.

“Intentional Breach” means a material breach of this Agreement that is the knowing consequence of an intentional act or omission by a Party taken with the actual knowledge that the taking of (or failure to take) such act would, or would reasonably be expected to, be a material breach of this Agreement.

“Intercompany Agreement” means, as of any time, any Contract or arrangement, including any credit or funding agreement, facility or other arrangement (including in relation to transaction, monitoring, service or similar fees and expenses), intercompany account, receivable, payable, or loan, in each case, between the Business, on the one hand, and the Seller or any of its Affiliates (other than any of the Acquired Companies), on the other hand.

“Interests” means all of the issued and outstanding equity interests of the Acquired Companies.

“Inventory” means the inventories of the Business, including raw materials, supplies, work in process, finished goods, and other materials; provided that “Inventory” shall not include slow moving and obsolete inventories.

“Investment Laws” means any federal, state or foreign Law intended to restrict or repatriate foreign or non-domiciled investment on national security or public policy grounds.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge of the Seller” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of the Persons listed on Section 1.01(c) of the Disclosure Schedule.

“Law” means any supranational, national, federal, state, provincial, municipal, local or similar statute, law, ordinance, regulation, rule, code, Governmental Order, requirement or rule of law (including common law), including any interpretation or adjudication of any of the foregoing having the force of law.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law or Action and those arising under any Contract.

“Losses” means any and all losses, claims, damages, costs, expenses (including reasonable attorneys’, consultants’, experts’, and other professional advisors’ fees and expenses), penalties, judgment amounts, interest, amounts paid in settlement and Taxes; provided, however, that Losses shall exclude (i) punitive, exemplary or treble damages, except to the extent such damages have been awarded pursuant to a final, non-appealable judgement or settlement by a court of competent jurisdiction or arbitral tribunal in a Third Party Claim and (ii) incidental, consequential, special or indirect damages, including loss of future profits, revenue or income, except to the extent such damages were the reasonably foreseeable result of the action or omission or breach or inaccuracy giving rise to such damages (it being understood that an Indemnified Party may not recover under different theories for the same Loss).

“Material Adverse Effect” means any event, occurrence, change, effect or development (“Conditions”) occurring after the date hereof that, individually or considered together with all other Conditions, has had or would reasonably be expected to have a material adverse effect on the results of operations, assets, or financial condition of the Acquired Companies and Business, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (i) Conditions that generally affect the industries or segments thereof in which the Business operates; (ii) general economic, financial, market, business, regulatory or political conditions (or changes therein) affecting the financial, credit, securities, commodities or derivatives markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates; (iii) Conditions arising from, or attributable to, the announcement or pendency of the transactions contemplated by this Agreement or any of the Ancillary Agreements or the selection and identity of the Purchaser or its Affiliates (including any loss of Business Employees, litigation resulting therefrom, any reduction in revenues resulting therefrom, any adverse change in supplier, customer, distributor, employee, financing source, partner or similar relationships resulting therefrom, any change in the credit rating of the Seller or any Acquired Company resulting therefrom, or other business relationships resulting from any of the foregoing); (iv) any reduction in the price of services or products offered by the Business in response to the reduction in price of comparable services or products offered by a competitor or price changes announced by RISI/Fastmarkets; (v) Conditions arising from, or attributable to, any labor strikes or labor stoppages involving, or any loss of, Business Employees; (vi) Conditions arising from, or attributable to, any matter disclosed in, or reasonably determinable from, Section 3.08 of the Disclosure Schedule; (vii) the failure by the Business to meet any estimates, expectations, projections or budgets for any period (provided that the underlying cause of such failure may be taken into account to determine whether a Material Adverse Effect has occurred); (viii) any

Condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, or such other changes, in each case which the Purchaser or any of its Affiliates has approved, consented to or requested in writing (or any action not taken as a result of the failure of the Purchaser to consent to any action requiring the Purchaser’s consent pursuant to Section 5.01); (ix) Conditions arising from, or attributable to, acts of terrorism, war (whether or not declared), armed hostility or sabotage (including by cyberattack or otherwise) or any other international or national calamity or emergency, including in each case any escalation or worsening thereof; (x) Conditions arising from, or attributable to, natural disasters, earthquakes, hurricanes, tsunamis, tornadoes, hail, storms, lightning, droughts, floods, mudslides or other natural or manmade disasters, acts of God, weather-related conditions, widespread health conditions, or any epidemic, pandemic, disease outbreak, health emergency or crisis (including with respect to or as a result of an Outbreaks), or other public health conditions (including any Outbreak Measures), explosions or fires, including, in each case, any worsening thereof; or (xi) Conditions arising from, or attributable to, changes (or proposed changes) or modifications in GAAP, or other applicable accounting standards, or applicable Law (including Outbreak Measures), or the interpretation or enforcement thereof, in the cases of clauses (i), (ii), (ix), (x) and (xi), to the extent, and only to the extent, such Condition has a materially disproportionate effect on the Business, taken as a whole, compared with other Persons operating in the industries and geographies in which the Business operates.

“Measurement Time” means 11:59 p.m. New York time on the date immediately preceding the Closing Date.

“Neutral Accountant” means PwC, or if such firm declines or is unavailable, conflicted or otherwise unable to act, Grant Thornton LLP or such other independent accounting firm of international reputation with expertise in accounting matters and an active practice area focused on purchase price adjustment dispute resolution in connection with mergers and acquisitions reasonably acceptable to the Seller and the Purchaser.

“Objection Deadline Date” means the date that is thirty (30) days after delivery by the Purchaser to the Seller of the Initial Closing Statement.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org, and any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the GNU Affero General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

“Open Source Software” means any Software that is subject to, or licensed, provided or distributed under any Open Source License.

“ordinary course of business” or any similar expression means in the ordinary course of the applicable Person’s business consistent with past practice, as such practices may be, or may have been, modified from time to time to take into account any Outbreak Measures.

“Outbreak” means any national outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19 (novel coronavirus), or any evolutions, strains or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto.

“Outbreak Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws or Governmental Orders, directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, that relate to, or arise out of an Outbreak.

“Owned Intellectual Property” means all Intellectual Property used in the Business that is owned by an Acquired Company.

“Permits” means any registrations, licenses, permits, approvals, exemptions, consents, rights or authorizations issued or granted by any Governmental Authority.

“Permitted Encumbrances” means (a) statutory liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate action and for which adequate reserves have been established in accordance with GAAP; (b) statutory liens to secure obligations to landlords, or lessors or renters under leases or rental agreements in the ordinary course of business that are not yet due and payable or that are being contested in good faith by appropriate action and for which adequate reserves have been established in accordance with GAAP; (c) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens in the ordinary course of business that are not yet due and payable or that are being contested in good faith by appropriate action and for which adequate reserves have been established in accordance with GAAP; (d) Encumbrances on Real Property (including easements, covenants, conditions, rights of way, servitudes, restrictive covenants, reciprocal agreements, and similar restrictions affecting title to such Real Property) that do not materially adversely interfere with the Seller or Acquired Company’s present uses or occupancy of such Real Property; (e) Encumbrances created under applicable federal, state or foreign securities Laws; (f) with respect to Encumbrances on Real Property, any zoning, building codes and other land use Laws regulating the use or occupancy of the Real Property imposed by a Governmental Authority having jurisdiction over such Real Property and which are not violated by the current use or occupancy of such Real Property; (g) Encumbrances arising in the ordinary course of business that do not materially detract from the value of, or materially impair the current use of, the assets as currently used in the conduct of the Business and do not secure Indebtedness, (h) matters created or suffered by or attributable to the Purchaser or any of its Affiliates, and (i) licenses, covenants not to sue and similar rights granted with respect to Intellectual Property and that are set forth on Section 3.11(a) of the Disclosure Schedule.

“Person” means any individual, partnership, firm, corporation, limited liability company, joint venture, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Personal Information” means information (in any form or media) that identifies or can be used to identify an individual (alone or when combined with other information), including:

(a) government identifiers, such as Social Security or other tax identification numbers, driver’s license numbers and other government-issued identification numbers; and (b) any other information that is considered “personally identifiable information,” “personal information,” “personal data” or other reasonably similar expressions, in each case as those terms are defined under applicable Privacy Laws.

“Post-Closing Period” means any taxable period (or portion of a Straddle Period) beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion of a Straddle Period) ending on or prior to the Closing Date.

“Privacy Laws” means all applicable Laws related to data privacy, data protection or data security, including, to the extent applicable, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (Cal. Civ. Code §§ 1798.100 to 1798.199).

“Process” means any operation or set of operations which is performed upon Personal Information, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Purchase Price Bank Account” means a bank account in the United States to be designated by the Seller in a written notice to the Purchaser at least two (2) Business Days before the Closing.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Reference Balance Sheet” means the consolidated balance sheet of the Business as of April 30, 2025.

“Reference Statement of Working Capital” means the statement setting forth the current assets and current liabilities of the Business, dated as of April 30, 2025, a copy of which is set forth on Section 1.01(a) of the Disclosure Schedule, and which was prepared in accordance with the Accounting Principles applied in a manner consistent with the preparation of the Reference Balance Sheet.

“Regarded Owner” means, with respect to GCS LLC, Seller Guarantor, and, with respect to any other entity that is treated as disregarded as separate from its owner for US federal income tax purposes, the deemed owner of the assets of such entity, as determined under applicable US federal income Tax Law.

“Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Release” means any depositing, disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping, emptying, releasing, dispersing, or migrating into the environment.

“Remedial Action” means any action to investigate, clean up, remove, remediate, or restore or conduct remedial, responsive, monitoring, or corrective actions with respect to, any Release or threatened Release of any Hazardous Material.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and, advisors, attorneys and accountants.

“Residual Information” means information that is retained, as general knowledge and experience, in the unaided memories of the Seller’s employees or Representatives or employees of the Acquired Companies who have had access to Transaction Information or Company Confidential Information. A person’s memory is unaided if such person has not intentionally memorized the Company Confidential Information for the purpose of retaining and subsequently using or disclosing it.

“Retained Liabilities” means, collectively, (a) the Retained Liabilities as such term is defined in the Contribution Agreement, and (b) any Liabilities arising from any discontinued, previously sold or transferred product line or facility of any Acquired Company.

“Retained Proceedings” means collectively, the Retained Proceedings as such term is defined in the Contribution Agreement.

“Sanctioned Person” means any Person (i) designated on, or owned 50 percent or more by any Person designated on, any list maintained by any Sanctions Authority, or (ii) organized or ordinarily located or resident in a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine).

“Sanctions” means any applicable economic sanctions laws administered and enforced by a Sanctions Authority.

“Sanctions Authority” means the U.S. government (including the Department of Treasury’s Office of Foreign Assets Control and the Department of State), the United Nations Security Council, the United Kingdom (including His Majesty’s Treasury), and the European Union.

“Second Request” means any request for additional information or documentary material issued by a Governmental Authority pursuant to 15 U.S.C. Section 18a(e).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Affiliated Group” means a consolidated, combined, unitary, affiliated or other similar Tax group (as determined prior to the Closing under U.S. federal, state, local, or any non-U.S. Law) of which the Seller (or its Regarded Owner) or any Acquired Company (including any predecessor) is, or previously has been, a member.

“Seller Credit Support Instruments” means all obligations of the Seller or any Affiliate of the Seller (other than the Acquired Companies) under any Contract, arrangement or other obligation in existence as of the Closing Date relating to, or for the benefit of, the Business for which the Seller or any Affiliate is or may be liable as guarantor, original tenant, primary obligor, person required to provide financial support or collateral in any form whatsoever, or otherwise (including by reason of performance guarantees), in each case that are set forth or otherwise described on Section 1.01(d) of the Disclosure Schedule (as such schedule may be updated from time to time following the date of this Agreement and not later than five (5) Business Days prior to the Closing Date).

“Seller Plans” means, collectively, the Employee Plans that are sponsored or maintained by the Seller or any of its Affiliates (other than the Company Plans), for the benefit of any Business Employee or in which any Business Employee is eligible to participate, and any Contracts or arrangements between the Seller or any of its Affiliates, but excluding the Acquired Companies, and a Business Employee and any other Employee Plan (other than the Company Plans) for which an Acquired Company has any liability (contingent or otherwise).

“Software” means computer programs, computer applications and code, including source code and object code.

“Straddle Period” means any taxable period beginning on or prior to, and ending after, the Closing Date.

“Subsidiary” means, with respect to a Person, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which: (a) such Person or any other Subsidiary of such Person is a managing member or general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such entity is directly or indirectly owned or controlled by such Person or by any one or more of such Person’s Subsidiaries, or by such Person and one or more of its Subsidiaries; or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such Person or by any one or more of such Person’s Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Tax” or “Taxes” means any and all net income, capital gains, gross income, gross receipts, sales, use, excise, windfall profits, severance, property, production, license, excise, net worth, franchise, capital, payroll, employment, withholding, social security, worker’s compensation, unemployment, occupation, ad valorem, value added, transfer, gains, profits, net worth, asset, transaction, net proceeds, turnover, goods and services, recording, fuel, excess profits, digital services, escheat, unclaimed property, registration, utility, environmental, communications, capital unit, stamp, premium, customs duties, disability, healthcare, alternative or add on minimum, estimated and other similar taxes, charges, fees, duties, levies, customs, imposts, imports and exports, tariffs, required deposits or other assessments of any kind whatsoever, however denominated, together with any and all interest, penalties, deficiencies, fines, liabilities and additions to tax imposed in respect thereof, imposed by any Taxing Authority, whether disputed or not.

“Tax Benefit Amount” means $6,000,000.

“Tax Returns” means any and all returns, reports and forms (including elections, claims for refund, declarations, amendments, schedules, certificates, information returns and statements, and schedules, appendices, amendments and attachments thereto) filed or required to be filed with a Taxing Authority or required to be supplied with respect to Taxes.

“Taxing Authority” means any Governmental Authority that is responsible for the administration or imposition of any Tax.

“Title Company” means a nationally recognized real property title insurance company operating through a national office or an approved agency, as selected by Purchaser.

“Transaction Expenses” means, solely to the extent incurred by the Acquired Companies at or prior to the Closing and not paid at or prior to the Closing and without duplication, (a) all fees, expenses and costs payable by the Acquired Companies in connection with the transactions contemplated by this Agreement to financial advisors (including the brokers referred to in Section 3.24), accountants, legal advisors and other third party advisors and (b) any retention, change in control or other transaction-related bonus payable in cash by an Acquired Company to the extent payable solely as a result of the consummation of the transactions contemplated by this Agreement (and excluding, for the avoidance of doubt, payments based in whole or in part on service to the Acquired Companies following the Closing and any “double trigger” payments resulting from any other event or condition, including the termination of any Continuing Employee after the Closing).

“Transition Services Agreement” means the transition services agreement to be entered into by the Seller or its Affiliates and the Purchaser or its Affiliates as of the Closing, substantially in the form attached hereto as Exhibit B.

“Virtual Data Room” means the virtual data room supported by Intralinks, including any “clean room,” with respect to “Project Tiger.”

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Working Capital Target Lower Collar” means an amount equal to the sum of (i) One Hundred Fifteen Million US dollars ($115,000,000) plus (ii) the CB Pricing Adjustment, if any.

“Working Capital Target Upper Collar” means an amount equal to the sum of (i) One Hundred Twenty-Three Million US dollars ($123,000,000) plus (ii) the CB Pricing Adjustment, if any.

SECTION 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“Acquired Companies”	Recitals
“Agreement”	Preamble
“Allocation”	2.07(a)
“Annual Financials”	3.06(a)
“BBH”	Recitals
“BBP”	Recitals
“BBP Employee”	6.01(a)
“Business”	Recitals
“Closing”	2.03(a)
“Closing Date”	2.03(a)
“Closing Date Payment Amount”	2.06(a)
“Closing Overpayment”	2.06(f)(ii)
“Closing Underpayment”	2.06(f)(i)
“Committed Debt Financing”	4.05(b)
“Company Confidential Information”	5.03(b)
“Competing Business”	5.19
“Continuing Commercial Relationships”	5.17
“Continuing Employee”	6.01(a)
“Contribution”	5.16
“Debt Commitment Letter”	4.05(b)
“Debt Financing”	4.05(b)
“Debt Investor”	4.05(b)
“Disputed Items”	2.06(d)
“Estimated Closing Cash Amount”	2.03(b)
“Estimated Closing Date Payment Amount”	2.03(b)
“Estimated Closing Date Working Capital Excess”	2.03(b)
“Estimated Closing Date Working Capital Shortfall”	2.03(b)
“Estimated Closing Indebtedness Amount”	2.03(b)
“Existing Stock”	5.05(b)
“Final Transfer Date”	6.01(a)
“Financial Information”	3.06(a)
“GCS LLC”	Recitals
“Health Plan”	3.16(g)
“Healthcare Reform Laws”	3.16(g)
“Inactive Employee Policies”	6.01(a)
“Initial Closing Statement”	2.06(a)
“Initial Submission Date”	2.06(e)(ii)
“Insurance Policies”	3.15
“Intercompany Agreements”	3.22
“Leased Real Property”	3.13(b)
“Long-Term Inactive Employee”	6.01(a)
“Material Contracts”	3.20(a)
“Net Insurance Recovery”	9.05(a)
“Notice of Acceptance”	2.06(d)

Definition	Location
“Notice of Disagreement”	2.06(d)
“Outside Date”	10.01(a)
“Owned Real Property”	3.13(a)
“Parties” and “Party”	Preamble
“Payroll Transition Period”	5.13
“Pre-Consummation Warning Letter”	5.04(f)
“Purchase Price”	2.02(a)
“Purchaser”	Preamble
“Purchaser Group”	5.12
“Purchaser Indemnified Party”	9.02
“Purchaser Related Parties”	5.11(a)
“Regulatory Termination Fee”	10.02(b)
“Real Property Leases”	3.13(b)
“Retained Names and Marks”	5.05(a)
“Seller”	Preamble
“Seller Indemnified Party”	9.03
“Seller Products”	5.17
“Seller Related Parties”	5.11(a)
“Seller’s Counsel”	5.11(a)
“Third Party Claim”	9.06(b)
“Transaction Information”	5.03
“TSA Schedules”	5.13
“U.S. Antitrust Agencies”	5.04(f)
“UCC Searches”	5.18(a)

SECTION 1.03 Interpretation and Rules of Construction.

(a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; the term “as of the date hereof,” when used in this Agreement, means as of the date of this Agreement;

(v) where used with respect to information, the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives, including, in the case of “made available” to the Purchaser, material that has been posted in the Virtual Data Room or otherwise delivered electronically, in each case, to the relevant Party or their respective Representatives prior to the date hereof;

(vi) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vii) references to “day” or “days” are to calendar days;

(viii) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and references to the masculine and feminine or neutral gender will include each other gender;

(ix) references to a Person are also to its successors and permitted assigns;

(x) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day;

(xi) the use of “or” is not intended to be exclusive and is deemed to have the meaning “and/or” unless expressly indicated otherwise; and

(xii) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars.

(b) Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosures contained in any Section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Section of the Disclosure Schedule as though fully set forth in such other Section to the extent the relevance of such information to such other Section is reasonably apparent on its face. Certain items and matters are listed in the Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of the Agreement. In no event shall the listing of items or matters in the Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in the Agreement. No reference to or disclosure of any item or matter in any Section of this Agreement, including any Section of the Disclosure Schedule, shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01 Purchase and Sale of the Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all right, title and interest in and to the Interests free and clear of any Encumbrances (other than Encumbrances resulting from any actions, facts or circumstances by the Purchaser or its Affiliates and restrictions on transfer that may be imposed by generally applicable securities Laws).

SECTION 2.02 Purchase Price.

(a) Subject to the adjustments set forth in Section 2.06, the purchase price for the Interests (the “Purchase Price”) shall be an amount equal to:

(i) $1,800,000,000;

(ii) plus the Closing Cash Amount;

(iii) plus the Tax Benefit Amount;

(iv) minus the Closing Indebtedness Amount;

(v) minus any Transaction Expenses; and

(vi) either plus the Closing Date Working Capital Excess or minus the Closing Date Working Capital Shortfall, as the case may be.

(b) The Purchase Price shall be allocated as further provided in Section 2.07 among the Interests.

SECTION 2.03 Closing.

(a) Subject to the terms and conditions of this Agreement, the sale and purchase of the Interests shall take place at a closing (the “Closing”) to be held remotely via the exchange of electronic documents at 10:00 a.m. New York time on (i) the third (3rd) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Section 8.01 and Section 8.02 (other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or (ii) at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

(b) No later than three (3) Business Days prior to the scheduled Closing Date, the Seller shall deliver to the Purchaser a written statement (the “Estimated Closing Statement”) that sets forth the Seller’s good-faith estimate of (i) the Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (ii) the Closing Cash Amount (the “Estimated Closing Cash Amount”), (iii) the Closing Date Working Capital Amount and either the resulting Closing

Date Working Capital Excess (the “Estimated Closing Date Working Capital Excess”) or Closing Date Working Capital Shortfall (the “Estimated Closing Date Working Capital Shortfall”), as the case may be, (iv) the Transaction Expenses (the “Estimated Transaction Expenses”) and (v) the Seller’s calculation of the estimated Purchase Price (the “Estimated Closing Date Payment Amount”) using the amounts set forth in such written statement, together in each case with reasonably detailed supporting information. The Seller shall prepare such written statement in accordance with the Accounting Principles, applied in a manner consistent with the preparation of the Reference Statement of Working Capital. Prior to the Closing, the Purchaser shall be entitled to review, comment on and request reasonable changes to such statement, and the Seller shall consider in good faith any such changes proposed by the Purchaser; it being understood that the Purchaser shall have no approval rights with respect to the estimates or calculations therein and that the Seller shall determine the final estimates and calculations included therein in its sole discretion and shall have no obligation to incorporate any changes requested by Purchaser.

SECTION 2.04 Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) A duly executed stock power or membership interest transfer power, as applicable, in respect of the Interests of each Acquired Company, in favor of the Purchaser;

(b) a receipt for the Estimated Closing Date Payment Amount;

(c) a properly completed and duly executed IRS Form W-9 for the Seller;

(d) a duly executed counterpart to the Transition Services Agreement;

(e) a certificate, dated as of the Closing Date and executed by the secretary or an assistant secretary (or similar officer) of Greif Parent, certifying as to (i) the resolutions approved by the board of directors (or similar governing body) of Greif Parent authorizing the execution, delivery, and performance by the Seller of this Agreement and the Ancillary Agreements and the consummation by the Seller of the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) the Governing Documents of each of the Acquired Companies (i.e., that the copies of such Governing Documents provided with such certificate are true, correct and complete and that no amendments have been made with respect thereto);

(f) evidence that all Encumbrances on the assets of the Acquired Companies securing indebtedness for borrowed money of the type referenced in clauses (a) and (d) of the definition of Indebtedness (in the case of clause (d) solely to the extent relating to the types referenced in clause (a) of the Seller or any of its Affiliates) have been or will be released at Closing;

(g) the consents set forth on Section 2.04(g) of the Disclosure Schedule;

(h) letters of resignation from each individual (i) whose resignation has been requested by the Purchaser pursuant to Section 5.22 and (ii) who is not a Continuing Employee;

(i) a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Section 8.02(a);

(j) an IRS Form W-9 completed and executed by the Seller and/or its Regarded Owner, as appropriate under applicable Law; and

(k) an original, properly completed, executed copy of all Section 338(h)(10) Election Forms.

SECTION 2.05 Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:

(a) the Estimated Closing Date Payment Amount by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b) a duly executed counterpart of the stock power or membership interest transfer power, as applicable, in respect of the Interests of each Acquired Company favor of the Purchaser;

(c) certificate, dated as of the Closing Date and executed by the secretary or an assistant secretary (or similar officer) of the Purchaser, certifying as to the resolutions approved by the board of directors (or similar governing body) authorizing the execution, delivery, and performance by the Purchaser of this Agreement and the Ancillary Agreements and the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements;

(d) a duly executed counterpart to the Transition Services Agreement; and

(e) a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 8.01(a).

SECTION 2.06 Post-Closing Adjustment of Purchase Price.

(a) As soon as reasonably practical after the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement prepared in good faith and in accordance with the Accounting Principles, applied in a manner consistent with the preparation of the Reference Statement of Working Capital, together with reasonably detailed supporting information and calculations (the “Initial Closing Statement”), setting forth the Purchaser’s determination of (i) the Closing Indebtedness Amount, (ii) the Closing Cash Amount, (iii) the Closing Date Working Capital Amount and either the resulting Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as the case may be, (iv) the Transaction Expenses and (v) the amount of the closing date payment (the “Closing Date Payment Amount”) calculated in accordance with Section 2.02(a).

(b) The purpose of determining the Closing Indebtedness Amount, Closing Cash Amount and the Closing Date Working Capital Amount, the Transaction Expenses and the related purchase price adjustment contemplated by this Section 2.06 is to (i) measure the Indebtedness, Transaction Expenses and Cash as of the Measurement Time and (ii) measure differences in the Closing Date Working Capital Amount against the Working Capital Target Upper Collar and the Working Capital Target Lower Collar, and such processes are not intended to permit the introduction of judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining Indebtedness, Transaction Expenses, Cash or Closing Date Working Capital Amount that are different from those contemplated by the definitions of each such term and the Accounting Principles. No fact, circumstance or event, including any market or business development, occurring after the Closing, and no change in GAAP or applicable Law after the Closing Date, shall be taken into account in the calculations to be made pursuant to this Section 2.06, including the preparation of the Initial Closing Statement or determination of the Final Closing Statement.

(c) Throughout the period following the Closing Date until the determination of the Final Closing Statement, the Purchaser and the Acquired Companies shall permit the Seller and its Representatives reasonable access (with the right to make copies), during normal business hours upon reasonable advance notice, to the relevant financial books and records of the Purchaser and the Acquired Companies solely for the purposes of the review and objection right contemplated in this Section 2.06, together with reasonable access to members of its accounting and financial staff in connection with the preparation of the Initial Closing Statement in order to respond to the inquiries of the Seller and its Representatives related thereto (it being understood that any such access and the activities related thereto shall be at the Seller’s sole cost and expense and the Purchaser shall have the right to schedule such access by the Seller at a time that the Purchaser determines in its reasonable discretion is least disruptive to the operation of the Purchaser’s business; provided that if the Purchaser delays or defers any such access for a period of ten (10) days or more, then the Objection Deadline Date shall be extended by an amount of time equal to any such delay).

(d) The Seller shall deliver to the Purchaser by the Objection Deadline Date either a notice indicating that the Seller accepts the Initial Closing Statement (the “Notice of Acceptance”) or a statement describing in reasonable detail each of their objections to the Initial Closing Statement (the “Notice of Disagreement”). If the Seller timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute (such matters, the “Disputed Items”). Any component of the calculations set forth in the Initial Closing Statement that is not the subject of a timely delivered Notice of Disagreement by the Seller shall be final and binding upon the Seller and the Purchaser, unless the resolution of any Disputed Item affects an undisputed component of the Initial Closing Statement, in which case such undisputed component shall, notwithstanding the failure to object to such component in the Notice of Disagreement, be considered a “Disputed Item” to the extent affected by such resolved Disputed Item.

(e) The Disputed Items shall be resolved as follows:

(i) The Seller and the Purchaser shall first use their commercially reasonable efforts to resolve such Disputed Items and any written resolution by the Seller and the Purchaser as to such Disputed Items shall be final and binding upon the Parties.

(ii) If the Seller and the Purchaser do not reach a resolution of all Disputed Items within thirty (30) Business Days after delivery of the Notice of Disagreement, the Seller and the Purchaser shall, within fifteen (15) Business Days following the expiration of such thirty (30)-Business Day period, engage the Neutral Accountant to resolve any remaining Disputed Items. If one or more Disputed Items are submitted to the Neutral Accountant for resolution, the Seller and the Purchaser shall, within such fifteen (15)-Business Day period, enter into a customary engagement letter, and to the extent necessary, each Party shall waive and cause its Affiliates to waive any then-existing conflicts with the Neutral Accountant and shall cooperate with the Neutral Accountant in connection with its determination pursuant to this Section 2.06. Within fifteen (15) Business Days after the Neutral Accountant has been retained, the Seller, on the one hand, and the Purchaser, on the other hand, shall simultaneously furnish, at its own expense, to the Neutral Accountant and the other Parties a written statement of its positions with respect to each Disputed Item (the date that is the earlier of (A) the date on which the last Party furnished its written statement pursuant to this sentence and (B) fifteen (15) Business Days after the Neutral Accountant has been retained, the “Initial Submission Date”). Within fifteen (15) Business Days after the Initial Submission Date, each of such Party may simultaneously deliver to the Neutral Accountant and to each other its response to the other’s position on each Disputed Item. With each submission, each Party shall furnish to the Neutral Accountant such information and documents as may be requested by the Neutral Accountant and may also furnish to the Neutral Accountant such other information and documents as such Party deems relevant, in each case with copies being given to the other such Party substantially simultaneously. The Neutral Accountant shall, at its discretion or at the written request of the Seller and the Purchaser, conduct a conference concerning the Disputed Items and the Seller, on the one hand, or the Purchaser, on the other hand, shall have the right to present additional documents, materials and other information related to such Disputed Items and to have present its Representatives at such conference. No Party, nor any Representative of any Party, shall be permitted to engage in any ex parte communications (whether written or oral) with the Neutral Accountant.

(iii) The Neutral Accountant shall be instructed to resolve only the Disputed Items and shall be instructed not to investigate any other matter independently. In resolving any Disputed Item, the Neutral Accountant may not assign a greater or lesser value to any Disputed Item than that assigned to such Disputed Item by the Purchaser or the Seller in the Initial Closing Statement or the Notice of Disagreement, as applicable. The Seller and the Purchaser shall request that the Neutral Accountant (A) make a final determination of all the Disputed Items within twenty (20) Business Days from the Initial Submission Date, and (B) provide a reasonably detailed basis for its determination in respect of each Disputed Item.

(iv) The resolution by the Neutral Accountant of the Disputed Items, absent fraud, intentional misconduct or manifest error, shall be final and binding upon the Parties. Subject to the foregoing, the Parties agree that the procedures set forth in this Section 2.06(e) for resolving disputes with respect to the Initial Closing Statement and the Closing Date Payment Amount, including the components thereof, shall be the sole and exclusive method for resolving any such disputes. The Neutral Accountant shall act as an expert, not as an arbitrator, in resolving such Disputed Items. The proceeding before the Neutral Accountant shall be an expert determination under applicable Laws governing expert determination and appraisal proceedings.

(v) The Purchaser, on the one hand, and the Seller, on the other hand, shall each bear one-half of the fees and expenses of the Neutral Accountant.

(f) The Initial Closing Statement, including any modifications resulting from the resolution pursuant to Section 2.06(e) of any Disputed Items set forth in the Notice of Disagreement, if applicable, shall be deemed to be the Final Closing Statement and be final and binding upon the Seller and the Purchaser for the purposes of this Agreement upon the earliest to occur of: (i) the delivery by the Seller of the Notice of Acceptance or the failure of the Seller to deliver the Notice of Disagreement by the Objection Deadline Date; (ii) the resolution of all Disputed Items by the Seller and the Purchaser pursuant to Section 2.06(e)(i) or otherwise; and (iii) the resolution of all Disputed Items pursuant to Section 2.06(e)(iii) by the Neutral Accountant. Within five (5) Business Days after the Final Closing Statement becomes or is deemed to be final and binding upon the Parties, an adjustment to the Estimated Closing Date Payment Amount and a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

(i) If the Closing Date Payment Amount, as finally determined in accordance with the foregoing provisions of this Section 2.06, exceeds the Estimated Closing Date Payment Amount (such difference, the “Closing Underpayment”), the Purchaser shall pay to the Seller an amount equal to such Closing Underpayment to the Purchase Price Bank Account.

(ii) If the Closing Date Payment Amount, as finally determined in accordance with the foregoing provisions of this Section 2.06, is less than the Estimated Closing Date Payment Amount (such difference, the “Closing Overpayment”), the Seller shall pay to the Purchaser an amount equal to such Closing Overpayment to a bank account designated in writing by the Purchaser (such designation to be made within two (2) Business Days after the Final Closing Statement becomes or is deemed final).

(g) To the extent that any amount is taken into account in determining the Closing Cash Amount or the Closing Indebtedness Amount, no amount with respect to a matter to which such obligation, payment or amount relates shall be included in the calculation of the Closing Date Working Capital Amount. No amount with respect to a matter shall be included more than once in the calculation of the Closing Date Payment Amount.

SECTION 2.07 Allocation of Purchase Price for Tax Reporting Purposes.

(a) The Parties agree that the Purchase Price plus any other items that are treated as additional consideration for federal income Tax purposes shall be allocated (and Seller agrees to cause such consideration to be allocated by any Seller Affiliated Group) among the assets of GCS LLC, BBH, and BBP for all Tax purposes in a manner consistent with Section 1060 and Section 338 of the Code and the Treasury Regulations promulgated thereunder and as described in this Section 2.07 (the “Allocation”). Within one hundred twenty (120) calendar days following the Closing Date, Purchaser shall deliver to Seller Form 8594 and Form 8883 to be filed with the IRS by each of Purchaser and the Acquired Companies’ current Seller Affiliated Group, which shall be prepared consistent with the following: (1) consideration shall be allocated to the assets of BBH and BBP (in the aggregate, and excluding as an asset BBH’s stock in BBP) in the amount of $55,000,000, plus any other items that are treated as additional consideration for the stock of BBH and BBP for federal income Tax purposes, and (2) the remainder of the consideration shall be allocated among the Contributed Assets (i.e., all assets of GCS LLC), and (3) the allocation shall be consistent with an appraisal to be obtained by Purchaser (the “Appraisal”) of the Class V assets and in a manner which reflects values for assets in Classes I, II, III and IV equal to their book values, taking into account any adjustments of such book values in the determination of Closing Date Working Capital. To the extent that any subsequent adjustments (e.g., as a result of any payment that is made pursuant to Section 2.06, indemnification payments, or otherwise) cause a corresponding change to the allocation set forth on Forms 8594 and 8883, Purchaser shall provide Seller with a revised Form 8594 and/or Form 8883, as appropriate, which shall be prepared consistently with the principles set forth in this Section 2.07(a).

(b) The Seller and the Purchaser agree that the Allocation, as determined above, shall be binding upon them for all applicable Tax purposes, and they agree (i) to file, or cause to be filed, all Tax Returns (including the Tax Returns of any Seller Affiliated Group) in a manner that is consistent with the Allocation most recently determined and provided by Purchaser; and (ii) to not take, or allow to be taken, any position that is inconsistent with such Allocation, in each case, after the Allocation has been adjusted to reflect: (A) any adjustments to the Purchase Price (including as a result of any payment that is made pursuant to Section 2.06 or any indemnification payments); (B) any additional amounts included in the Purchaser’s cost or the Seller’s amount realized, as the case may be, for U.S. federal income tax purposes; and (C) the Purchaser’s capitalized acquisition costs or the Seller’s selling costs, as applicable. Nothing in this Section 2.07(b) shall impede the ability of either of the Parties or any of their respective Affiliates to negotiate, compromise or settle any Tax audit, examination or judicial or administrative proceeding relating to the Allocation; provided, however, that the Parties shall, and Seller shall cause any Seller Affiliated Group to, use commercially reasonable efforts to sustain such Allocation in any subsequent Tax audit or dispute with any Taxing Authority.

SECTION 2.08 Withholdings. Notwithstanding anything in this Agreement to the contrary, the Purchaser, the Acquired Companies and their Subsidiaries, as applicable, shall be entitled to deduct and withhold from the Purchase Price and any other payments required to be made hereunder, such amounts that are required to be deducted and withheld with respect to the making of such payment under the Code or any applicable provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Prior to making any deduction or withholding from any payment to Seller, the Purchaser shall provide five (5) Business Days prior written notice to Seller of the amounts subject to deduction or withholding and use commercially reasonable efforts to cooperate with Seller to avoid such deduction or withholding, including providing Seller a reasonable opportunity within such five (5) Business Days to provide forms or other evidence that would exempt such amounts from such deduction or withholding under applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser as of the date of this Agreement and as of the Closing Date, subject to such exceptions as are disclosed in the Disclosure Schedule, as follows:

SECTION 3.01 Organization, Authority and Qualification of the Seller.

(a) The Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller has all necessary power and authority to enter into this Agreement and each Ancillary Agreement to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The Seller is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not (i) have a Material Adverse Effect, or (ii) be reasonably expected to impair or materially delay the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is party.

(c) The execution and delivery of this Agreement by the Seller and the Ancillary Agreements to which the Seller is a party, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or limited liability company action on the part of the Seller. With respect to the Seller, this Agreement has been, and upon their execution the Ancillary Agreements to which the Seller is a party shall have been, duly authorized, executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser, or in the case of the Ancillary Agreements, by the Purchaser or its applicable Affiliate) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Seller is a party shall constitute, legal, valid and binding obligations of the Seller, enforceable against it in accordance with their respective terms, subject to the Enforceability Exceptions.

SECTION 3.02 Organization, Authority and Qualification of the Acquired Companies.

(a) Each of the Acquired Companies is duly organized, validly existing and in good standing (to the extent such concepts are recognized under applicable Law) under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into each Ancillary Agreement to which it is or will be a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby. The copies of each Acquired Company’s Governing Documents furnished to the Purchaser are true and complete in all respects as of the date of this Agreement.

(b) Each of the Acquired Companies has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it or to be contributed to it pursuant to the Contribution Agreement and to carry on its business as it is currently conducted or contemplated to be conducted (including pursuant to the Contribution Agreement). Each of the Acquired Companies is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

SECTION 3.03 Capitalization; Acquired Companies.

(a) Section 3.03(a) of the Disclosure Schedule sets forth, for each Acquired Company, (i) its jurisdiction of formation and (ii) the number and type of issued and outstanding equity interests and the direct holder of such equity interests with respect to such Acquired Company. All equity and other ownership interests in the Acquired Companies are owned, directly or indirectly, by the Seller and have been duly authorized and validly issued, and none of such equity or other ownership interests has been issued in violation of any preemptive right, subscription right, right of first refusal, or applicable Law. All equity and other ownership interests in the Seller are beneficially owned by Greif Parent. Except as set forth on Section 3.03(a) of the Disclosure Schedule, no Acquired Company (A) directly or indirectly owns, or has any interest in or right to acquire, any equity or other ownership interests of any Person or (B) directly or indirectly controls (as such term is defined in the definition of “Affiliate”) any other Person.

(b) Except for this Agreement, (i) there are no outstanding options, warrants, convertible securities, rights of first refusal, rights of first offer or other similar rights, agreements, arrangements or commitments relating to the equity interests in any Acquired Company or obligating the Seller or any Acquired Company to issue, transfer, sell or otherwise dispose of any equity interests of any of the Acquired Companies or redeem, purchase or otherwise acquire any outstanding equity interests of any of the Acquired Companies (including with respect to any compensatory options or other equity-based awards with respect to the Acquired Companies); and (ii) there are no proxies, voting agreements, voting trusts or registration rights agreements, whether or not an Acquired Company is a party thereto, with respect to the sale, transfer or voting of any equity interests of any of the Acquired Companies. There are no outstanding or authorized stock appreciation, phantom, or similar rights with respect to any Acquired Company.

(c) The Seller has and immediately prior to the Closing will have, directly or indirectly, good and valid title to, the Interests, free and clear of all Encumbrances (other than restrictions on transfer that may be imposed by generally applicable securities Laws). Upon consummation of the transactions contemplated by this Agreement, the Purchaser will own, directly or indirectly, all the Interests, free and clear of all Encumbrances (other than Encumbrances created or suffered by or attributable to the Purchaser or any of its Affiliates and restrictions on transfer that may be imposed by applicable federal, state or foreign securities Laws).

SECTION 3.04 No Conflict. Except as set forth on Section 3.04 of the Disclosure Schedule, the execution, delivery and performance by the Seller of this Agreement and each Ancillary Agreement to which it is a party do not and will not (a) violate, conflict with, or result in the breach of any provision of the Governing Documents of any of the Seller or the Acquired Companies; (b) assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.05, violate any Law applicable to the Seller or the Acquired Companies; or (c) violate, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on the Interests pursuant to, any Material Contract to which the Seller or Acquired Company is a party, except, in the case of clause (b) or (c), as would not (i) have a Material Adverse Effect, or (ii) be reasonably expected to impair or materially delay the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is party.

SECTION 3.05 Governmental Consents and Approvals. The execution, delivery and performance by the Seller of this Agreement and each Ancillary Agreement to which it is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) as described in Section 3.05 of the Disclosure Schedule; (b) the pre-merger notification and waiting period requirements of the HSR Act; (c) the requirements under any other applicable Antitrust Laws; (d) where failure to obtain such consent, approval, authorization, order or action, or to make such filing or notification, would not (i) be material to the Business, taken as a whole, or (ii) be reasonably expected to impair or materially delay the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is party; or (e) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or its Affiliates.

SECTION 3.06 Financial Information.

(a) Section 3.06(a) of the Disclosure Schedule sets forth (i) the unaudited consolidated balance sheets of the Business as of October 31, 2023 and October 31, 2024 and the related consolidated income statements for the twelve (12)-month periods then ended (the “Annual Financials”); and (ii) the unaudited consolidated balance sheet of the Business as of April 30, 2025 (the “Balance Sheet Date”) and the related unaudited consolidated income statement for the six (6)-month period then ended (the “Interim Financials”, and together with the Annual Financials, the “Financial Information”).

(b) The Financial Information (i) was prepared in accordance with the books of account and other financial records of the Seller and its respective Affiliates; (ii) has been derived from and is consistent with the financial information included in the condensed consolidated and audited annual financial statements of Greif Parent as of and for the twelve (12) month period ended October 31, 2023 and October 31, 2024, as applicable, in the case of the Annual Financials, and the consolidated and unaudited interim financial statements of Greif Parent as of and for the six (6)-month period ended April 30, 2025; (iii) has been prepared on the basis of the accounting records and management accounts of the Seller and its respective Affiliates in accordance with the Accounting Principles; and (iv) fairly presents in all material respects in conformity with the Accounting Principles, the consolidated financial position of the Business as of the dates specified thereof and its consolidated results of income for the periods specified thereof (subject to the absence of notes and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material); provided that, in the case of clauses (ii) through (iv) of this Section 3.06(b), (A) throughout the periods covered by the Financial Information, the Business and the Acquired Companies have not operated as separate stand-alone entities of the Seller, and instead the balance sheet and results of operations of the Business and the Acquired Companies have been reported within the consolidated financial statements of the Seller and its applicable Affiliates; (B) stand-alone financial statements have not historically been prepared for the Business or the Acquired Companies; and (C) the Financial Information is not necessarily indicative of what the financial position and results of operations of the Business or the Acquired Companies will be in the future.

(c) Section 3.06(c) of the Disclosure Schedule sets forth a correct list of all Indebtedness for borrowed money of each Acquired Company (excluding, for the avoidance of doubt, leases that are classified as finance or capital leases).

(d) The Inventory is (i) in good, merchantable, and useable condition, and (ii) is reflected in the Interim Financials at the lower of cost or market in accordance with GAAP.

SECTION 3.07 Absence of Undisclosed Material Liabilities. As of the date of this Agreement, there are no Liabilities of the Business or the Acquired Companies of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against on the Reference Balance Sheet, (b) set forth in Section 3.07 of the Disclosure Schedule, (c) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practices, none of which is a Liability resulting from or arising out of any breach of contract, breach of warranty, tort, infringement, misappropriation, or violation of Law, (d) of the categories to be included in the calculation of the Closing Indebtedness Amount or the Closing Date Working Capital Amount, or (e) incurred in connection with the transactions contemplated hereby. For the avoidance of doubt, for purposes of this Section 3.07, the term “Liabilities” shall not include obligations of the Acquired Companies to perform under or comply with any Law, Governmental Order or Contract (in each case, other than the obligation to pay money) except if there has been a default or failure to perform or comply by an Acquired Company with any such obligation if such default or failure would, with the giving of notice or passage of time, reasonably be expected to result in a monetary obligation.

SECTION 3.08 Conduct in the Ordinary Course. Since the Balance Sheet Date, (a) the Business has been conducted in all material respects in the ordinary course of business, except for (i) any actions taken in response to an Outbreak (including any Outbreak Measures), (ii) the creation of new Subsidiaries as described on Section 3.08 of the Disclosure Schedule, and (iii) the execution and performance of the Contribution Agreement, (b) there has not occurred any Material Adverse Effect (it being understood that for purposes of this Section 3.08(b), the words “occurring after the date hereof” in the definition of Material Adverse Effect shall be disregarded), and (c) no action has been taken that, if taken between the date hereof through until the Closing, would give rise to a breach of Section 5.01(b).

SECTION 3.09 Litigation.

(a) (i) There are no Actions pending, and except as set forth on Section 3.09 of the Disclosure Schedule, since November 1, 2022 there have been no Actions, by or against, or to the Knowledge of the Seller, threatened in writing, in each case, seeking damages in excess of $2,000,000 or any criminal Action, against (A) any of the Acquired Companies, or (B) to the extent related to the Business, the Seller or involving the Contributed Assets, and (ii) none of the Acquired Companies nor, to the extent related to the Business, the Seller, has been, or is currently, subject to any Governmental Order.

(b) There is no Action pending by or against, or to the Knowledge of the Seller, threatened in writing against, any of the Acquired Companies or the Seller, which could affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement, or impair or materially delay the ability of the Seller to carry out their obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 3.10 Compliance with Laws; Permits.

(a) Since November 1, 2022, (i) the Acquired Companies, taken as a whole, and the Seller, with respect to the Business, have conducted the Business, in all material respects, in compliance with all applicable Laws, and (ii) neither the Seller with respect to the Business nor any Acquired Company has received any written notice or, to the Knowledge of the Seller, any oral notice from a Governmental Authority, and to the Knowledge of the Seller, no Action has been filed against the Seller or Acquired Company, in each case, alleging that the Business or an Acquired Company is not in material compliance with any Law or Governmental Order.

(b) The Acquired Companies, the Seller or its Affiliates have all material Permits necessary for the lawful conduct of the Business and the use of their properties and assets, as conducted and used as of the date of this Agreement, and each of such Permits is valid and subsisting. The operation of the Business by the Seller and the Acquired Companies as currently operated is not in material violation of, nor is the Seller nor any Acquired Company in material default or material violation under, any such Permit. Since November 1, 2022, no Acquired Company nor, with respect to the Business, the Seller, has received any written notice from a Governmental Authority alleging any material violations of Permits by any Acquired Company, nor, to the Knowledge of the Seller, has any such notice been threatened in writing.

(c) Since November 1, 2022, each of the Acquired Companies, and with respect to the Business, the Seller, have been in material compliance with applicable Anti-Corruption Laws.

(d) Since November 1, 2022, the Acquired Companies, and, with respect to the Business, the Seller, have been in compliance with applicable Sanctions. None of the Acquired Companies, nor, with respect to the Business, the Seller, is a Sanctioned Person.

SECTION 3.11 Intellectual Property.

(a) Section 3.11 of the Disclosure Schedule sets forth a list of all patents and patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration that are included in the Owned Intellectual Property as of the date of this Agreement. As of the date of this Agreement, (i) none of the Owned Intellectual Property has been adjudged invalid or unenforceable or is subject to any Action challenging the validity or enforceability thereof (other than actions related to the ordinary course prosecution thereof), and (ii) the Seller or an Acquired Company is the exclusive owner of each item of Registered Owned Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances). As of the date of this Agreement, all required fees related to the Registered Owned Intellectual Property have been timely paid, and all Registered Owned Intellectual Property is subsisting.

(b) As of the date of this Agreement, except as set forth on Section 3.09 of the Disclosure Schedule, to the Knowledge of the Seller, (i) no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property, and (ii) the conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party. Since November 1, 2022, until the date of this Agreement, the Seller has not received any written notice alleging that its or the Acquired Companies’ conduct of the Business infringes any third party’s Intellectual Property.

(c) As of the date of this Agreement, there is no Action initiated by any other Person pending or threatened in writing against the Acquired Companies or the Seller, with respect to the Business concerning the matters described in Section 3.11(b); provided that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to the Seller or an Acquired Company shall be deemed to be “threatened” rather than “pending”.

(d) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 3.11 are the only representations and warranties made by the Seller in this Agreement with respect to the validity of, the right to register, or any activity that constitutes, or otherwise relates to, infringement, misappropriation or other violation of, Intellectual Property.

SECTION 3.12 Information Technology and Data Privacy. Except as would not reasonably be expected to be material to the Business:

(a) the Seller is, to the extent related to the Business, in compliance in all material respects with all applicable Privacy Laws and its applicable published privacy policies;

(b) to the Knowledge of the Seller, no Person has in the conduct of the Business since November 1, 2022 until the date of this Agreement gained unauthorized access to or engaged in unauthorized Processing of: (i) any Personal Information in the possession of the Business, or (ii) any Personal Information stored in databases, computers, servers, storage media (e.g., backup tapes), network devices or other devices or systems owned or maintained by the Business; in either case of clauses (i) or (ii), that would reasonably be expected to have a Material Adverse Effect and would require notification to a Governmental Authority;

(c) the Seller, with respect to the Business, implements commercially reasonable policies and procedures with respect to data and information technology security used in the Business;

(d) as of the date of this Agreement, there is no Action initiated by any other Person pending or threatened in writing against the Seller or any Acquired Company concerning the matters described in Section 3.12(a); provided that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to the Seller or an Acquired Company shall be deemed to be “threatened” rather than “pending”;

(e) as of the date of this Agreement, to the Knowledge of the Seller, the material Software owned by the Seller or the Acquired Companies and used in the Business does not contain any “worm,” “backdoor,” or other malicious device or code.

SECTION 3.13 Real Property.

(a) Section 3.13(a) of the Disclosure Schedule sets forth a true and complete list of all real property owned by, or to be contributed pursuant to the Contribution Agreement to, the Acquired Companies (the “Owned Real Property”). The Seller has delivered to Purchaser true, complete and correct copies of the following documents in the Seller’s possession (i) the deeds and other instruments that evidence ownership by the Seller or the Acquired Companies of the Owned Real Property; and (ii) all surveys in their possession or in the possession of the Seller relating to the Owned Real Property. As of the Closing Date, the Acquired Companies will have good and marketable title to the Owned Real Property set forth on Section 3.13(a) of the Disclosure Schedule, free and clear of all Encumbrances, except for Permitted Encumbrances. Except as set forth on Section 3.13(a) of the Disclosure Schedule, no lease or other right to use or occupy the Owned Real Property or any portion thereof has been granted by the Seller, the Acquired Companies or any of their respective Affiliates to any Person. There is no pending, or to the Knowledge of the Seller, threatened, condemnation or similar proceeding relating to any Owned Real Property.

(b) Section 3.13(b) of the Disclosure Schedule sets forth a true and complete list of each lease and sublease by which the Seller or an Acquired Company leases or subleases any real property (or portions thereof) used in the Business (such leases or subleases, the “Real Property Leases” and such leased real property, the “Leased Real Property”). True and complete copies of all Real Property Leases have been made available to the Purchaser. As of the Closing Date the Acquired Company that is party thereto (or which has theretofore occupied the Leased Real Property pursuant to a lease in favor of the Seller) will have a valid leasehold interest in all Leased Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances.

(c) Each Real Property Lease is valid, in full force and effect and enforceable against the Seller or Acquired Company that is party thereto, and to the Knowledge of the Seller, the counterparties thereto, in each case, subject to the Enforceability Exceptions. Neither the Seller nor any Acquired Company is in material breach of, or material default under, any Real Property Lease to which it is a party, and to the Knowledge of the Seller, excluding any instances where such breach or default has been cured, no counterparty thereto is in material breach of, or material default under, any Real Property Lease, beyond applicable notice and grace periods, and neither Seller or Acquired Company has received written notice of any such material breach or material default which remains uncured. Except as would not be material to the Business, taken as a whole, the Seller or the Acquired Companies, as applicable, have undisturbed possession and quiet enjoyment of the Leased Real Property under the applicable Real Property Lease.

(d) Except as set forth on Section 3.13(d) of the Disclosure Schedule, there has not been any sublease or assignment entered into by the Seller, the Acquired Companies or any of their respective Affiliates in respect of any Real Property Lease.

(e) None of the Seller, the Acquired Companies or any of their respective Affiliates have received any written notice from the holder of any mortgage or deed of trust presently encumbering the Owned Real Property or the Leased Real Property, from an insurance company that has issued a policy with respect to the Owned Real Property or the Leased Real Property, or from any board of fire underwriters or any other Governmental Authority claiming any material defect or deficiency in the Owned Real Property or the Leased Real Property or requesting the performance of any material repairs, alterations, or other work on the Owned Real Property or the Leased Real Property, that have not been cured or repaired to the satisfaction of the requestor.

(f) Except as contemplated by the Transition Services Agreement, each Real Property does not now rely on any facilities (other than facilities covered by easements appurtenant to the Real Property or facilities of municipalities or public utilities) located on any property that is not part of the Real Property to fulfill any municipal or other governmental requirement. No other building or other property that is not part of a Real Property relies upon any part of the Real Property to fulfill any municipal or other governmental requirement, or to provide any essential building systems or utilities.

SECTION 3.14 Assets; Sufficiency; Products.

(a) The Contributed Assets and the other properties, assets and rights owned, licensed and leased by the Seller and being contributed to the Acquired Companies pursuant to the Contribution Agreement, together with the services to be provided to the Acquired Companies pursuant to the Transition Services Agreement following the Closing, constitute in all material respects all of the properties, assets and rights required for the Purchaser to conduct the Business immediately after the Closing in substantially the same manner as it is conducted by the Seller and the Acquired Companies as of the date of this Agreement provided, however, that nothing in this Section 3.14 shall be deemed to constitute a representation or warranty as to the necessity or adequacy of the amounts of working capital (or the availability of the same); provided further that this Section 3.14 shall not be deemed to be breached as a result of any action for which the Purchaser has provided its consent (including pursuant to Section 5.01).

(b) Except as would not be material to the Business, taken as a whole, the properties, assets and rights owned, licensed and leased by the Business, including with respect to the Contributed Assets, are in reasonably good repair and operating condition (subject to normal wear and tear).

(c) Since November 1, 2022, each of the products produced or sold by the Business is, and at all times up to and including the sale thereof has been, (i) in compliance in all material respects with all applicable Laws and (ii) fit in all material respects for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made in connection with its sale.

SECTION 3.15 Insurance. Section 3.15 of the Disclosure Schedule sets forth all policies of insurance maintained by the Seller or its Affiliates that provide coverage exclusively related to the Business as of the date of this Agreement (the “Insurance Policies”), including the type of such Insurance Policy and the amount of the premium and coverage of such Insurance Policy. Each of the Insurance Policies is valid, in full force and effect, and to the Knowledge of the Seller, enforceable against the insurer, subject to the Enforceability Exceptions. To the Knowledge of the Seller, there are no outstanding claims under the Insurance Policies which are reasonably likely to exhaust the applicable limitation of liability. All premiums due on the Insurance Policies have either been paid or accrued for, or if due and payable prior to the Closing, will be paid prior to the Closing in accordance with the payment terms of such Insurance Policies. Except as set forth on Section 3.15 of the Disclosure Schedule, there are no claims related to the Business pending under any Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither the Seller nor any of its Affiliates are in material breach of, or material default under, any Insurance Policy.

SECTION 3.16 Employee Benefit Matters.

(a) Plans and Material Documents. Section 3.16(a) of the Disclosure Schedule lists the material Seller Plans and the Company Plans and identifies each as either a Seller Plan or a Company Plan. To the extent applicable, the Seller has made available to the Purchaser a true and complete copy, with respect to each material Company Plan, (i) all documents constituting such Company Plan to the extent currently effective, including all material amendments thereto, (ii) the most recent annual reports on Form 5500 required to be filed with the Department of Labor with respect to each Company Plan (if any such report was required), and (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required. With respect to each Seller Plan, the Seller has made available to the Purchaser at least one of the following: (A) a true and complete copy of the plan document as amended to the date hereof; (B) the most recent summary plan description (including all amendments thereto through the date hereof); or (C) a summary or written description of such Seller Plan.

(b) Plan Compliance. (i) Each Company Plan and each Seller Plan has been operated in accordance with its terms and the requirements of all applicable Laws; (ii) the Seller, the Acquired Companies and their Affiliates, as applicable, have performed the obligations required to be performed by it under, is not in default under or in violation of, and to the Knowledge of the Seller, there is no default or violation by any party to, any Company Plan or Seller Plan; and (iii) no Action is pending, or to the Knowledge of the Seller, threatened in writing, with respect to any Company Plan or Seller Plan (other than claims for benefits in the ordinary course). There have been no non-exempt “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Employee Plan for which an Acquired Company may be liable and none of the Seller, any Acquired Company or any of their Affiliates has engaged in any prohibited transaction.

(c) Qualification of Certain Plans. Each Company Plan and Seller Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to the most recent applicable determination letter filing period or has timely applied to the IRS for such a letter, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Company Plan or Seller Plan is qualified under Section 401(a) of the Code.

(d) Section 280G. Except as set forth on Section 3.16(d) of the Disclosure Schedule, and except as contemplated in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or in conjunction with any other event, result in: (i) any payment or benefit, including severance, bonus or otherwise, becoming due to any Business Employees; (ii) an increase to any payment or benefits otherwise payable or to be provided to any Business Employees; (iii) the acceleration of the time of payment or vesting of any such payments or benefits to any Business Employees, in each case, other than the Liabilities of which shall be satisfied by the Seller on or prior to the Closing; or (iv) any payments that would fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code.

(e) Status of Company Plans. No Company Plan is subject to Title IV of ERISA. No Liability under Title IV ERISA related to a Seller Plan can reasonably be expected to transfer to the Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement or the Ancillary Agreements. No Acquired Company has in the past six (6) years sponsored, maintained or contributed to, or has any Liability or obligation with respect to, (i) Title IV of ERISA, (ii) any multiemployer plan, as defined in Section 3(37) of ERISA, or (iii) any multiple-employer plan, as defined in Section 413(c) of the Code or (iv) any multiple employer welfare arrangement, within the meaning of Section 3(40) of ERISA. No Acquired Company has any current or projected Liability, or can reasonably be expected to have any Liability, in respect of or has any obligation to provide post-employment or post-retirement health, medical or life insurance benefits for retired, former or current service providers, except as required to avoid excise tax under Section 4980B of the Code or except for the continuation of coverage through the end of the calendar month in which termination from employment occurs.

(f) Section 409A. Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) with respect to any service provider to the Acquired Companies and the Seller, with respect to the Business, materially complies with and has been operated in material compliance with the requirements of Code Section 409A and regulations promulgated thereunder, to the extent applicable. No Acquired Company has any obligation to provide a gross-up payment or otherwise compensate any person for any failure of any Employee Plan to comply with Section 409A.

(g) Fines and Penalties; ACA Compliance. There have been no acts or omissions by either Seller, any Acquired Company or any of their Affiliates which have given rise to or may give rise to interest, fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which an Acquired Company may be liable Each Acquired Company and each Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”) (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010, and the regulations and guidance issued thereunder (collectively, the “Healthcare Reform Laws”), and (ii) has been in compliance in all material respects with all applicable Healthcare Reform Laws since March 23, 2010. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject any Acquired Company or any Health Plan, to material penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of the Healthcare Reform Laws.

(h) Transaction Related Bonuses. Section 3.17(a) of the Disclosure Schedule lists all Transaction Related Bonuses.

SECTION 3.17 Labor and Employment Matters.

(a) Section 3.17(a) of the Disclosure Schedule lists each collective bargaining agreement that is applicable to the current Business Employees, to which the Seller, any Acquired Company or any of their respective Affiliates is a party. Since November 1, 2022, there have been no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Business Employees, nor are any pending to the Knowledge of the Seller. The Business has not experienced a strike, picketing, work stoppage, or organized work slowdown since November 1, 2022.

(b) Since November 1, 2022, the Acquired Companies and the Seller with respect to the Business have materially complied and are currently in material compliance with all Laws related to the employment of their employees, including those related to collective bargaining. worker classification, wages, hours of work, discrimination, immigration, workers’ compensation, unemployment compensation, withholding, and occupational safety and health. All independent contractors and consultants providing personal services to the Acquired Companies have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all Business Employees have been properly classified under the Fair Labor Standards Act and similar state laws.

(c) No material investigation, review, complaint, grievance, controversy or proceeding by any Governmental Authority or current or former employee with respect to any Acquired Company or the Seller in relation to any actual or alleged material violation of any Law involving any current or former employee or other service provider of the Seller or an Acquired Company, in each case with respect to the Business, is pending, or to the Knowledge of the Seller, threatened in writing, nor has the Seller or Acquired Company received any notice from any Governmental Authority indicating an intention to conduct the same.

(d) Except as set forth in Section 3.17(d) of the Disclosure Schedule, the Acquired Companies and, with respect to the Business, the Seller are, and since November 1, 2022, have been, (i) in compliance with the WARN Act and any similar applicable Law, (ii) neither the Acquired Companies nor the Seller have effected a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Business, (iii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Business, and (iv) no Acquired Company and, with respect to the Business, no Seller has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

(e) A Form I-9 has been completed and retained with respect to each such current Business Employee and, where required by law, former Business Employees. The Acquired Companies and, with respect to the Business, the Seller has not been the subject of any audit or other action, suit, proceeding, claim, demand, assessment or judgments nor, to Seller’s knowledge, have the Acquired Companies and, with respect to the Business, the Seller been the subject of an investigation, inquiry or other any audit or other action, suit, proceeding, claim, demand, assessment or judgments from the U.S. Department of Homeland Security, including the Immigration and Customs Enforcement, (or any predecessor thereto, including the U.S. Customs Service or the Immigration and Naturalization Service) or any other immigration-related enforcement proceeding.

(f) Section 1.01(b) of the Disclosure Schedule is an accurate and complete list of each Business Employee and independent contractor providing services to the Acquired Companies, and with respect to the Business, the Seller, as of the date of this Agreement or any subsequent amendment, and in the case of each such Business Employee and independent contractor, the following information, as applicable, as of the date of this Agreement: (i) title or position; (ii) date of hire or commencement of services; (iii) work location; (iv) whether full-time or part-time and whether exempt or non-exempt; (v) whether covered by the terms of a collective bargaining or similar agreement or an employment or independent contractor agreement; (vi) whether absent from active employment and if so, the date such absence commenced, the reason for such absence, and the anticipated date of return to active employment; (vii) annual salary, hourly rate or fee arrangement, and if applicable, bonus target or other incentive compensation, (viii) accrued but unused vacation or paid time off.

(g) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in Section 3.16 and this Section 3.17 constitute the sole representations and warranties being made by the Seller in this Agreement with respect to the Business Employees, Seller Plans and Company Plans.

SECTION 3.18 Environmental Matters.

(a) Since November 1, 2022, (i) the Acquired Companies and the Contributed Assets are and have been in compliance in all material respects with all applicable Environmental Laws, and (ii) except as set forth in Section 3.18(a) of the Disclosure Schedule the Seller or the Acquired Companies have obtained, and are and have been in compliance with, in all material respects, all material Environmental Permits required to conduct the Business.

(b) Except as set forth on Section 3.18(b) of the Disclosure Schedule, there is no written notice and no Action pending, or to the Knowledge of the Seller, threatened in writing, alleging any violation by any Acquired Company or the Seller with respect to the Business of, or liability under, any Environmental Law or Environmental Permit, in each case, that has not been fully resolved.

(c) Except as would not be material to the Business, there has been no Release or threatened Release of any Hazardous Material in connection with the operation of the Business or by any of the Acquired Companies that requires any Remedial Action by any of the Acquired Companies pursuant to applicable Environmental Law.

(d) Except as would not be material to the Business, none of the Acquired Companies or Seller with respect to the Business has generated, treated, stored, manufactured, distributed, disposed of, arranged for the disposal of, transported, handled, or Released any Hazardous Material.

(e) No real property or facility currently or, to the Knowledge of the Seller, formerly owned, leased, operated, or used by any Acquired Company or the Business is listed or proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act or on any similar state list of sites actually or potentially requiring Remedial Action.

(f) None of the Acquired Companies nor the Seller with respect to the Business has entered into, agreed to, or is subject to any Governmental Order relating to liability under or compliance with any Environmental Law or to the Remedial Action of Hazardous Materials.

(g) None of the Acquired Companies nor the Seller with respect to the Business has assumed, become subject to, or provided an indemnity with respect to any liability of any other person (including any predecessor or Affiliate) relating to any Environmental Law.

(h) The Acquired Companies and Seller have furnished to Purchaser all material environmental, health and safety assessments, audits, reports, and other material documents relating to any liability of the Business or the Acquired Companies under, or compliance by the Business or the Acquired Companies with, Environmental Law; provided, however, that such environmental, health and safety assessments, audits, reports, and other material documents (i) are in the possession or control of the Acquired Companies or Seller and (ii) were prepared within the past two (2) years.

(i) The representations and warranties contained in this Section 3.18 are the only representations and warranties being made with respect to Environmental Laws, Environmental Permits, or Hazardous Materials, and any other environmental, health or safety matter related in any way to the Seller, the Acquired Companies, or to this Agreement or its subject matter. No other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.19 Taxes. Except as set forth on Section 3.19 of the Disclosure Schedule:

(a) Tax Returns. All income and other material Tax Returns required to have been filed by or with respect to Seller (including with respect to the Business or any Contributed Asset), each Acquired Company, and each Seller Affiliated Group have been timely and properly filed; each such Tax Return is true, correct and complete in all material respects and has been prepared in compliance with all applicable Laws; and all material Taxes that have become due and payable by Seller, each Acquired Company, and each Seller Affiliated Group (whether or not shown on any Tax Return as owing) have been timely and properly paid. None of the Acquired Companies is the current beneficiary of any extension of time within which to file any Tax Return, other than an automatic extension obtained in the ordinary course of business.

(b) Tax Audits. Neither Seller (solely with respect to the Business and the Contributed Assets) nor any Acquired Company, is subject to any current, pending or threatened Tax audit, Tax examination, Tax claim or is subject to, or a participant in, any Tax proceeding. Neither Seller (solely with respect to the Business and the Contributed Assets) nor any Acquired Company has received from any Governmental Authority (including Governmental Authorities of jurisdictions where they do not file Tax Returns) any (i) written notice indicating an intent to open an audit, examination or other review that remains unresolved, (ii) written request for information related to Tax matters that remains unresolved, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by such Governmental Authority that remains unresolved.

(c) Seller has delivered to Purchaser correct and complete copies of all Tax Returns filed with respect to, or including, any Acquired Company for all Tax periods ended on or after October 31, 2021, and for all open Tax periods ended prior to that date, as well as correct and complete copies of all Tax examination reports received by, and statements of Tax deficiencies assessed against or agreed to by, any Acquired Company, in each case, that were received since October 31, 2021.

(d) Tax Allocation Agreements. None of the Acquired Companies is a party to any allocation, assumption, indemnification or sharing agreement (other than an agreement the principal subject matter of which is not Taxes), in each case, with regard to Taxes. After the Closing Date, none of the Acquired Companies will be bound by any such agreement or similar arrangement entered into on or prior to the Closing Date, nor will any Acquired Company have any unsatisfied Liability thereunder for any amounts due in respect of Pre-Closing Periods.

(e) Consolidated Groups. Neither Seller nor any Acquired Company (i) has been a member of any Seller Affiliated Group (other than a group the common parent of which was Greif Parent) or (ii) has any actual or potential Liability for Taxes of another Person (other than another Acquired Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state, local, or non-U.S. Law), as a transferee or successor, by Contract or otherwise.

(f) Waiver of Statute of Limitations. No waivers or extensions of statutes of limitation with respect to the Taxes or Tax Returns of Seller (solely with respect to the Business and the Contributed Assets) nor any Acquired Company have been given which are currently in effect; no request for any waiver or extension of statutes of limitation with respect to the Taxes or Tax Returns of Seller (solely with respect to the Business and the Contributed Assets) nor any Acquired Company is currently pending; and no request for any waiver or extension of statutes of limitation with respect to the Taxes or Tax Returns of Seller (solely with respect to the Business and the Contributed Assets) or any Acquired Company has been made by any Governmental Authority in writing.

(g) Section 355. No Acquired Company has distributed the securities of another Person, or has had its securities distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (or any other similar provision of state, local or non-U.S. Law).

(h) Encumbrances. There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of Seller (with respect to the Contributed Assets) or of any Acquired Company.

(i) U.S. Tax Classification. Section 3.19(i) of the Disclosure Schedule sets forth the U.S. federal income tax classification of Seller and each Acquired Company.

(j) Seller (solely with respect to the Business and the Contributed Assets) and each Acquired Company has withheld and timely paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid by it.

(k) No Acquired Company has entered into any closing agreement under Section 7121 of the Code or any similar provision of U.S. state, local, or non-U.S. Laws. No Acquired Company has requested or received any private letter ruling from the IRS or comparable written rulings or guidance issued by any other Governmental Authority.

(l) There is no power of attorney given by or binding upon any Acquired Company with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions thereof) has not yet expired, which power of attorney will remain in effect following the Closing.

(m) No Acquired Company is a beneficiary of any Tax holiday, Tax exemption, or other Tax reduction agreement or order applicable thereto (each, a “Tax Incentive”), and the consummation of the transactions contemplated by this Agreement will not have any adverse effect upon any Acquired Company’s ability to qualify for any such Tax Incentive.

(n) Neither Seller (solely with respect to the Business and the Contributed Assets) nor any of the Acquired Companies is, nor has any of them been, a party to a transaction that was designated at any time as a “reportable transaction” as defined in Code Section 6707A(c)(1) and Treasury Regulations Section 1.6011-4 or any similar provision of U.S. state, local or non-U.S. Law.

(o) No written claim has been made by a Governmental Authority of a jurisdiction where the Seller (with respect to the Business or the Contributed Assets) or any Acquired Company has not filed Tax Returns claiming that any such entity or their Subsidiaries may be subject to taxation by that jurisdiction, and no employee of Greif Parent (or any of its Affiliates) who is responsible for Tax matters expects any such claim to be made based on personal contact with any agent of such authority.

(p) None of the Contributed Assets nor the assets of any Acquired Company constitutes tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code, and no such asset is subject to a lease, safe harbor lease or other arrangement as a result of which Seller or any such Acquired Company, respectively, is not treated as the owner of such asset for federal income tax purposes.

SECTION 3.20 Material Contracts.

(a) Section 3.20(a) of the Disclosure Schedule sets forth each of the following Contracts (other than Company Plans, Seller Plans, Real Property Leases, and Intercompany Agreements) which relate to an Acquired Company or the Business and which will be assigned to an Acquired Company as part of the Contributed Assets, or to which an Acquired Company is a party, in effect as of the date of this Agreement (such Contracts being “Material Contracts”):

(i) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Business of $10,000,000 or more;

(ii) any sales, distribution or other similar agreement providing for the sale by any of the Business of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Business of $10,000,000 or more;

(iii) any Contract concerning the establishment or operation of a material partnership or joint venture;

(iv) any Contract relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any business, corporation, partnership, association, joint venture or other business organization, or any division, operating unit or product line of the Business with respect to which there remains outstanding obligations on the part of any of the Acquired Companies or their Affiliates;

(v) any Contract pursuant to which (A) the Seller or Acquired Companies are bound to, or have committed to provide or license, any Owned Intellectual Property to any third party (other than non-exclusive licenses granted in the ordinary course of business) or (B) any third party provides or licenses or is committed to provide or license any material Intellectual Property to the Seller (in respect of the Business) or any Acquired Company (other than any licenses for “shrink wrap,” “click through,” “off-the-shelf” or similar Software that is generally available, and is licensed pursuant to standard commercial terms, including Open Source Software);

(vi) all Contracts restricting in any material respect the right of the Business or of any Acquired Company to compete with any Person in any geographic area or market segment;

(vii) any collective bargaining agreement or other Contract with any labor organization, union, or association;

(viii) any Contract, other than any Company Plan, with (i) any current or former officer or director of an Acquired Company whose annual base salary is in excess of $200,000 or (ii) any other current or former employee of, independent contractor of, or consultant to an Acquired Company providing for, in the case of this clause (ii), aggregate future payments by an Acquired Company of more than $200,000;

(ix) all Contracts relating to indebtedness for borrowed money of the Acquired Companies; and

(x) all Contracts with any Governmental Authority.

(b) The Seller has made available to the Purchaser a true and correct copy of each Material Contract, together with all amendments available thereto. Each Material Contract is valid, in full force and effect and enforceable against the Seller or an Acquired Company, and to the Knowledge of the Seller, the counterparties thereto, subject to the Enforceability Exceptions. Neither the Seller nor any Acquired Company is in material breach of, or material default under, any Material Contract to which it is a party, and to the Knowledge of the Seller, no counterparty thereto is in material breach of, or material default under, any Material Contract, and neither the Seller nor any Acquired Company has received written or, to the Knowledge of the Seller, oral notice (a) of any such material breach or material default or (b) that such counterparty intends to terminate, not renew or materially amend the terms of such Material Contract.

SECTION 3.21 Material Suppliers.

(a) Section 3.21(a) of the Disclosure Schedule sets forth a correct list of the top ten (10) third-party suppliers and vendors to the Business (based on the aggregate amount of cash expenditures to each such third-party supplier or vendor) for the year ended October 31, 2024, and for the six-month period ended April 30, 2025 (each, a “Material Supplier”), showing the aggregate amount of cash expenditures by the Business from each such Material Supplier during the applicable period and the percentage of the aggregate amount of expenditures by the Business represented by such purchases.

(b) Except as set forth in Section 3.21(b) of the Disclosure Schedule since November 1, 2024, there has been (i) no material adverse change in the business relationship, or any material dispute, with respect to any Material Supplier, (ii) no change in any material term or condition of any Material Contract with respect to any Material Supplier and (iii) no indication that any Material Supplier intends to reduce its sales to the Business in any material respect or that any Material Supplier intends to terminate, not renew, or materially amend the terms and conditions of any Material Contract with respect to the Business.

(c) Since November 1, 2024, no Material Supplier has made any breach of contract, indemnification, or similar claim against any Acquired Company.

SECTION 3.22 Related Party Transactions.

(a) Except to the extent provided in an Additional Supply Agreement, the Transition Services Agreement or the Continuing Commercial Relationships, no Acquired Company has any obligation to purchase, sell or otherwise provided any goods or services to Seller or any of its Affiliates after the Closing.

(b) Except as set forth on Section 3.22 of the Disclosure Schedule (the “Intercompany Agreements”), no officer, director, or employee of any Acquired Company or any individual in any such officer’s, director’s or to the Knowledge of the Seller, employee’s immediate family, (i) is a party to any Contract with an Acquired Company, (ii) has an interest in any property (real or personal, tangible or intangible) owned, leased, or licensed by an Acquired Company or otherwise used in the conduct of the Business, (iii) provides any goods or services to an Acquired Company (other than in such person’s capacity as an officer, director, or employee of such Acquired Company), or (iv) to the Knowledge of the Seller, has an interest in any Person that is a customer of, or supplier or vendor to, the Business.

SECTION 3.23 Bank Accounts. Section 3.23 of the Disclosure Schedule sets forth a correct list of (i) all bank accounts, safe deposit boxes, and lock boxes maintained by each Acquired Company with respect to the Business and the persons authorized to sign or otherwise act with respect thereto and (ii) all powers of attorneys granted by an Acquired Company that are currently in effect.

SECTION 3.24 Brokers. Except for Goldman Sachs & Co. LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, based upon arrangements made by or on behalf of the Seller. The Seller is solely responsible for payment of the fees and expenses of Goldman Sachs & Co. LLC.

SECTION 3.25 Disclaimer of the Seller. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, THE INTERESTS ARE BEING SOLD ON AN “AS IS” BASIS AS OF THE CLOSING IN THEIR CONDITION AS OF CLOSING WITH “ALL FAULTS,” AND NEITHER THE SELLER OR ITS RESPECTIVE REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE ACQUIRED COMPANIES, THE BUSINESS,

THE INTERESTS, ANY OF THE CONTRIBUTED ASSETS OR ASSUMED LIABILITIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE; (II) THE OPERATION OF THE ACQUIRED COMPANIES OR THE BUSINESS BY THE PURCHASER AFTER THE CLOSING; (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE ACQUIRED COMPANIES OR THE BUSINESS AFTER THE CLOSING; (IV) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE SELLER OR ITS AFFILIATES, THE ACQUIRED COMPANIES OR THE BUSINESS; (V) ANY OTHER INFORMATION MADE AVAILABLE (ORALLY OR IN WRITING) TO THE PURCHASER, ITS AFFILIATES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES; OR (VI) AS TO ANY OTHER MATTER OR THING. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF THE SELLER SET FORTH IN ARTICLE IX, NONE OF THE SELLER NOR ANY OF ITS RESPECTIVE REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE PURCHASER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE ACQUIRED COMPANIES OR THE BUSINESS, INCLUDING ANY MANAGEMENT PRESENTATION, ANY QUALITY OF EARNINGS REPORT (AS AMENDED OR SUPPLEMENTED) OR MANAGEMENT MEETING MATERIAL, AND ANY INFORMATION, DOCUMENTS OR MATERIAL (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY SUMMARIES OR DESCRIPTIONS OF DOCUMENTS PREPARED BY THE SELLER OR THEIR AFFILIATES OR REPRESENTATIVES) MADE AVAILABLE TO THE PURCHASER OR THE PURCHASER’S REPRESENTATIVES, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS OR MANAGEMENT MEETINGS, FUNCTIONAL “BREAK OUT” DISCUSSIONS, DILIGENCE CALLS OR MEETINGS, RESPONSES TO QUESTIONS SUBMITTED BY OR ON BEHALF OF THE PURCHASER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as of the date of this Agreement and as of the Closing Date, as follows:

SECTION 4.01 Organization, Authority and Qualification of the Purchaser.

(a) The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and each of the Purchaser and any of its Affiliates that is a party to an Ancillary Agreement has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) Each of the Purchaser and its Affiliates that is a party to an Ancillary Agreement is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not be reasonably expected to impair or materially delay the ability of the Purchaser or its applicable Affiliate to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is a party.

(c) The execution and delivery by the Purchaser of this Agreement and by the Purchaser or any of its Affiliates of the Ancillary Agreements to which it is a party, the performance by the Purchaser and each such Affiliate of its obligations hereunder and thereunder and the consummation by the Purchaser and each such Affiliate of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser and each such Affiliate. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser or any its Affiliates is a party shall have been, duly authorized, executed and delivered by the Purchaser and each such Affiliate, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser or any of its Affiliate is a party shall constitute, legal, valid and binding obligations of the Purchaser and each such Affiliate, enforceable against the Purchaser and each such Affiliate in accordance with their respective terms, subject to the Enforceability Exceptions.

SECTION 4.02 No Conflict. Except as may result from any facts or circumstances relating solely to the Seller or its Affiliates, the execution, delivery and performance by the Purchaser of this Agreement and by the Purchaser or any of its Affiliates of the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with, or result in the breach of any provision of the Governing Documents of the Purchaser or any such Affiliate; (b) assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, violate any Law applicable to the Purchaser or any such Affiliate; or (c) violate, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage or indenture, Contract, permit, franchise or other instrument or arrangement to which the Purchaser or any such Affiliate is a party, except, in the case of clause (b) or (c), as would not impair or materially delay the ability of the Purchaser or such Affiliate to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is party.

SECTION 4.03 Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser or any of its Affiliates is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) as described in Section 4.03 of the Disclosure Schedule; (b) the pre-merger notification and waiting period requirements of the HSR Act; (c) the requirements under any other applicable Antitrust Laws; (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not be reasonably expected to impair or materially delay the ability of the Purchaser or the applicable Affiliate to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is party; or (e) as may be necessary as a result of any facts or circumstances relating solely to the Seller or its Affiliates.

SECTION 4.04 Investment Purpose. The Purchaser is acquiring the Interests solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. The Purchaser agrees that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state or foreign securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. The Purchaser is able to bear the economic risk of holding the Interests for an indefinite period (including total loss of its investment), and (either alone or together with its Representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

SECTION 4.05 Sufficiency of Funds.

(a) The Purchaser will have available on the Closing Date, all funds necessary to (i) pay the Purchase Price and consummate the transactions contemplated by this Agreement and the Ancillary Agreements on the terms contemplated hereby and thereby, (ii) pay all fees and expenses required to be paid by the Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and (iii) satisfy any of its other payment obligations upon the terms contemplated by this Agreement and the Ancillary Agreements. The Purchaser is arranging a committed bridge acquisition financing, but the Purchaser acknowledges and agrees that the availability of funds shall not be a condition to the obligation of the Purchaser to consummate the transactions contemplated hereby or thereby.

(b) The Purchaser has delivered to the Seller true, complete, correct and fully executed copies of an executed debt commitment letter dated as of the date of this Agreement, made by the Purchaser with the Debt Financing Sources party thereto (including (i) all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (other than any fee letters) and (ii) all fee letters and engagement letters with the Debt Financing Sources (and/or any of their respective Debt Financing Entities) party thereto or associated therewith that contain any conditions to funding or “market flex” provisions, but with provisions related solely to fees and economic terms (other than covenants) subject to customary redaction, so long as any such redacted provisions would not reduce the amount of the Debt Financing or adversely affect the conditionality or availability of the Debt Financing at the Closing) (collectively, the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources have committed to provide the Purchaser with debt financing in the amounts set forth therein for the transactions contemplated by this Agreement and the Ancillary Agreements (the “Committed Debt Financing”) and, in addition, the Purchaser anticipates issuing up to $500 million aggregate principal amount of senior notes in one or more public or private offering (the “Capital Markets Debt Financing” and together with the Committed DebtFinancing”, collectively, the “Debt Financing”). As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been amended, restated, waived or otherwise modified (and no such amendment, restatement, waiver or modification is contemplated as of the date of this Agreement). Except as expressly set forth in the Debt Commitment Letter, there are no conditions or other contingencies to the obligations of the Debt Financing Sources to fund the full amount of the Committed Debt Financing at the Closing and there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to the funding, investing or use of the Debt Financing.

(c) The Debt Commitment Letter has not been amended, restated, or otherwise modified prior to the execution and delivery of this Agreement (other than, in each case, amendments or joinders to add additional lenders, arrangers, bookrunners, agents, managers, or other Debt Financing Sources in the manner contemplated by the Debt Commitment Letter). The respective commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, or rescinded prior to the execution and delivery of this Agreement (and to the best knowledge of the Purchaser, no such withdrawal, termination or rescission is pending). As of the date of this Agreement, neither the Purchaser nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Committed Debt Financing, other than as set forth in the Debt Commitment Letter. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid, and binding obligation of (x) the Purchaser, and (y) to the best knowledge of the Purchaser, of the other parties thereto to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions precedent set forth in Section 5 of, and on Annex III to, Debt Commitment Letter (the “Financing Conditions”), enforceable in accordance with its terms against Purchaser and, to the best knowledge of the Purchaser, against each of the other parties thereto, except to the extent that enforceability may be limited by the Enforceability Exceptions.

(d) As of the date of this Agreement: (i) no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a material breach or material default, or result in a failure to satisfy any of the Financing Conditions, in each case, on the part of the Purchaser, under any term or condition of the Debt Commitment Letter, and (ii) assuming the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Section 8.02, the Purchaser does not have any reason to believe that any of the Financing Conditions will not be satisfied on or prior to the Closing Date or that any portion of the Debt Financing will not be available to the Purchaser on or prior to the Closing Date. The Purchaser has fully paid or caused to be fully paid all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Debt Financing.

SECTION 4.06 Litigation. There is no Action pending by or against, or to the knowledge of the Purchaser, threatened in writing against, the Purchaser or any of its Affiliates, which could affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement, or impair or materially delay the ability of the Purchaser or its applicable Affiliate to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements to which it is party.

SECTION 4.07 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Purchaser.

SECTION 4.08 Independent Investigation; Seller’s Representations.

(a) The Purchaser acknowledges and agrees that except for the specific representations and warranties of the Seller set forth in Article III, none of the Seller, its Affiliates or any of their respective Representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Interests, the Acquired Companies or the Business. The Purchaser further agrees that, other than the indemnification obligations of the Seller set forth in Article IX, none of the Seller nor any other Person will have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to the Purchaser, its Affiliates or Representatives of any information relating to the Acquired Companies or the Business, including any management presentation, any quality of earnings report (as amended or supplemented) or management meeting material, and any information, documents or material (including, for the avoidance of doubt, any summaries or descriptions of documents prepared by the Seller or its Affiliates or Representatives) made available to the Purchaser or its Representatives, whether orally or in writing, in certain “data rooms,” management presentations or management meetings, functional “break out” discussions, diligence calls or meetings, responses to questions submitted by or on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

(b) The Purchaser acknowledges and agrees that it has conducted its own independent investigation, review and analysis of the business, operations, assets (including Contracts), Liabilities, results of operations, financial condition, technology and prospects of the Business, which investigation, review and analysis were undertaken by the Purchaser, its Affiliates and their respective Representatives, and has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller or its Representatives (except the specific representations and warranties of the Seller set forth in Article III), and that all other representations and warranties are specifically disclaimed. No investigation by Purchaser or other information received by Purchaser shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Seller hereunder.

SECTION 4.09 Sanctions. None of the Purchaser, nor any of its Subsidiaries, is a Sanctioned Person. None of the funds used by the Purchaser to consummate the transactions contemplated by this Agreement and the Ancillary Agreements are derived from any direct or indirect dealings or transactions with or for the benefit of any Sanctioned Person.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Conduct of Business Prior to the Closing. The Seller covenants and agrees that, except (1) as described in Section 5.01 of the Disclosure Schedule and except as expressly permitted or required by this Agreement or the Ancillary Agreements or applicable Law, or as required by the terms of any existing Contract, (2) for the Contribution, and (3) for any actions taken or not taken in response to an Outbreak (including any Outbreak Measures), between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 10.01, (A) the Seller shall, and shall cause the Acquired Companies to use commercially reasonable efforts to conduct the Business in the ordinary course in all material respects; and (B) without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Seller shall not, shall cause the Acquired Companies not to, and, solely with respect to subsection (p) below, shall cause each Seller Affiliate Group not to:

(a) issue or sell any equity interests or other equity securities of the Acquired Companies (or any option, warrant or other right to acquire the same);

(b) issue, sell, lease, transfer, abandon or otherwise dispose of (other than the sale of Inventory in the ordinary course of business or pursuant to any Contracts in force on the date of this Agreement), or subject to any Encumbrance (other than Permitted Encumbrances or Encumbrances that will be released at or prior to the Closing), all or any portion of any of the material assets (whether tangible or intangible) (including the Contributed Assets) of the Business or any Leased Real Property (other than any Real Property Lease that expires in accordance with its terms);

(c) amend or restate the Governing Documents of any of the Acquired Companies;

(d) incur any Indebtedness (other than any Indebtedness (i) between any Acquired Company, on the one hand, and any other Acquired Company or Acquired Companies, on the other hand or (ii) incurred in the ordinary course of business in respect of financing equipment and other tangible assets) which is not repayable at the Closing without penalty;

(e) enter into, extend, materially amend, cancel or terminate any Material Contract, the Contribution Agreement or Real Property Lease or any agreement which, if entered into prior to the date hereof, would be a Material Contract or Real Property Lease other than (i) the renewal of any Material Contract or Real Property Lease expiring in accordance with its terms on substantially similar terms, or (ii) the entry into, renewal or amendment of Contracts (including purchase orders) in the ordinary course of business;

(f) grant or announce any material increase in the salaries or bonuses payable to any Business Employees of an Acquired Company with an annual base salary equal to or in excess of $200,000, other than (i) as required by Law, (ii) pursuant to any Seller Plans, Company Plans or collective bargaining agreements existing on the date hereof, or (iii) in the ordinary course of business, including annual merit increases; provided that, upon the receipt of a written notice to the Purchaser by the Seller or the applicable Acquired Company of an intended grant or material increase for which consent is required under this Section 5.01(e), the Purchaser shall be deemed to have provided the required consent unless the Purchaser provides to the Seller a written revocation of its consent within three (3) Business Days following receipt of the written notice;

(g) establish, terminate, or increase or promise to increase any benefits under any material Seller Plan or Company Plan or collective bargaining agreement (or any benefit plan, arrangement program, policy, commitment or other arrangement that would be a material Seller Plan or Company Plan if it were in existence on the date hereof) other than (i) with respect to Company Plans, changes in the ordinary course of business that are uniformly applicable to all the participants in the applicable Company Plan, or (ii) with respect to material Seller Plans, any changes except to the extent that such changes are solely targeted to the employees of the Acquired Companies or for which the Acquired Companies would have any liability;

(h) enter into, extend, materially amend, cancel or terminate any collective bargaining agreement or other agreement with any union or labor organization representing or purporting to represent any Business Employees;

(i) change any material method of accounting or accounting practice or policy used by the Seller (in each case, as it relates to the Business) or any of the Acquired Companies, other than such changes required by GAAP;

(j) make any individual capital expenditure in an amount of more than Two Million Dollars ($2,000,000);

(k) pay or discharge, enter into any settlement with respect to, or waive or compromise, any Action that is materially related to the Business, other than any settlement (a) that solely involves the payment of Cash that will be fully paid prior to the Closing, and (b) that does not impose any material restriction on the Business;

(l) make any loans, advances, or capital contributions to, or investments in, any other Person (including any Affiliate) other than in the ordinary course of business (including for customary cash sweeps);

(m) enter into any new line of business;

(n) create any new Subsidiary;

(o) declare, set aside, or pay any dividend or any other distribution with respect to the Interests other than any dividend or distribution payable in Cash;

(p) except in the ordinary course of business consistent with past practice, (i) make, change or revoke any Tax election, (ii) adopt or change any Tax accounting method, (iii) amend any Tax Return or prepare any Tax Return inconsistent with past practice (unless required by Law), (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, non-U.S. or other Law), (v) enter into any Tax sharing, Tax indemnity, Tax allocation or similar agreement or Contract, (vi) settle any Tax claim or assessment, (vii) surrender any right to claim a refund or credit of Taxes, (viii) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or (ix) fail to pay any Tax as such Tax becomes due and payable, in each case, with respect to the Acquired Companies; or

(q) agree to take any of the actions specified in this Section 5.01.

Nothing contained in this Agreement is intended to give the Purchaser, directly or indirectly, the right to control or direct the Business, the Seller’s operations or the Acquired Companies’ operations prior to the Closing. Prior to the Closing, the Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business and the Acquired Companies’ respective operations.

SECTION 5.02 Access to Information.

(a) From the date hereof until the Closing, upon reasonable notice, the Seller shall, and shall cause the Acquired Companies and their respective Representatives to, (i) afford the Purchaser and its authorized Representatives reasonable access to the offices, properties and books and records of the Seller and the Acquired Companies, in each case, solely to the extent related to the Business, and (ii) furnish to the authorized Representatives of the Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as the Purchaser may from time to time reasonably request in writing; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Seller’s or its Affiliates’ personnel in compliance with and subject to the Seller’s or its Affiliates’ health, safety and security requirements, recommendations or policies (including relating to Outbreak Measures) and in such a manner as not to unreasonably interfere with the normal operations of the Business; provided further that in connection with such access, Purchaser shall not conduct or cause to be conducted any sampling, testing or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media; and provided further that Purchaser shall not have access to personnel records of the Business Employees relating to individual performance or evaluation records, medical histories or other information which in the Seller’s good faith opinion is sensitive or the disclosure of which could subject any of the Acquired Companies, the Seller or any of the Seller’s Affiliates to risk of liability. This Section 5.02(a) shall not apply with respect to the provision of information relating to Taxes, which shall be governed exclusively by Section 7.05. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose (and shall not be required to cause the Acquired Companies to disclose) any information to the Purchaser if such disclosure would, in the Seller’s sole discretion, (A) jeopardize any attorney-client or other legal privilege, (B) require the disclosure of competitively sensitive information to a competitor, or (C) otherwise contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof, including Privacy Laws and employment Laws applicable to employee personal information; provided, however, that the Seller shall make commercially reasonable efforts to cooperate with Purchaser to enable the sharing of the information described in clauses (A), (B) and (C) without causing the waiver of any privilege and in compliance with antitrust and other legal requirements (e.g., through a clean team process).

(b) In order to facilitate the resolution of any claims made against or incurred by the Seller or its Affiliates (other than the Acquired Companies) relating to the Business, until the latest of (1) the seventh (7th) anniversary of the Closing, (2) the final, non-appealable resolution of any Retained Proceedings, or (3) the expiration of the relevant period of the applicable statute of limitations (including any extension thereof), the Purchaser shall (i) retain the books and records relating to the Business relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records; provided, however, that after the expiration of such period, the Purchaser shall offer to turn over possession of such books and records to the Seller at least sixty (60) days prior to disposing of or destroying any of such books and records. If the Seller in its reasonable discretion deems such access necessary pursuant to the Retained Proceedings, upon reasonable notice to the Purchaser, the Seller or its representatives and consultants shall (x) be given access to the relevant Business site to conduct sampling, testing, or investigation of any environmental media, including but not limited to air, soil, groundwater, surface water, groundwater, and residual materials from the manufacturing process, and (y) be given access to speak with, interview or otherwise consult with any employees of the Purchaser that remain employed at such Business site and who have knowledge of the Business or the claims made against or incurred by the Seller or its Affiliates related to the Business.

(c) In order to facilitate the resolution of any claims made against or incurred by the Purchaser or its Affiliates relating to the Business, until the later of (1) the seventh (7th) anniversary of the Closing or (2) the expiration of the relevant period of the applicable statute of limitations (including any extension thereof), the Seller shall (i) retain the books and records relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser, and (ii) upon reasonable notice, afford the Representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Seller shall notify the Purchaser at least sixty (60) Business Days in advance of destroying any such books and records in order to provide the Purchaser the opportunity to copy such books and records in accordance with this Section 5.02(c).

(d) All non-public or other confidential information provided by the Seller, any of the Acquired Companies or any of their respective Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that the Purchaser, with Seller’s prior written consent, will be permitted to disclose such information to any financing sources in connection with the Debt Financing (and, in each case, to their respective counsel and auditors); provided that the Purchaser shall be responsible for any breaches by such persons of the terms of the Confidentiality Agreement applicable to “Representatives” thereunder.

(e) The Seller will use reasonable efforts to locate and furnish to Purchaser any information contemplated in Section 3.18(h) that was prepared within the last five (5) years and not previously made available to Purchaser.

SECTION 5.03 Confidentiality.

(a) The Purchaser acknowledges that the existence and terms and conditions of this Agreement and the Ancillary Agreements (and any of the transactions contemplated hereby and thereby) (“Transaction Information”) and the information being provided to it in connection with the transactions contemplated by this Agreement, including information provided pursuant to Section 5.02, is Evaluation Material (as defined in the Confidentiality Agreement) subject to the terms and conditions of the Confidentiality Agreement. The terms of the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided that, upon the Closing, the obligations of the Purchaser contained in the non-use and confidentiality provisions of the Confidentiality Agreement shall terminate in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the Business and the Acquired Companies.

(b) For a period of 18 months after the Closing Date, the Seller shall, and shall cause its Affiliates (for clarity, other than the Acquired Companies) to, and shall instruct its and their Affiliates’ respective Representatives to, hold in confidence and not use any and all confidential, proprietary and non-public information and materials, whether in written, verbal, graphic or other form, concerning the Business or an Acquired Company (collectively, “Company Confidential Information”).

(c) Neither the Purchaser nor the Seller shall have any obligation under Section 5.03(a) or Section 5.03(b), as the case may be, with respect to any Transaction Information or Company Confidential Information that: (i) is generally available to the public other than through a breach of obligations under Section 5.03(a) or Section 5.03(b); (ii) is provided to the Seller, its Affiliates (for clarity, other than the Acquired Companies) or its or their Affiliates’ respective Representatives by a third party that was not known to the receiving party to be bound by any duty of confidentiality to the Purchaser, any Acquired Company or any of their respective Affiliates; (iii) is independently derived by the Seller, its Affiliates (for clarity, other than the Acquired Companies) or its or their Affiliates’ respective Representatives after the Closing without reference to or use of information subject to the confidentiality obligations of this Section 5.03(b); (iv) is required to be disclosed by Law or to a Governmental Authority or otherwise in connection with compliance, Tax or regulatory activity, and in the case of this clause (iv), the Seller, its Affiliates (for clarity, excluding the Acquired Companies) and their and their Affiliates’ respective Representatives, as applicable, shall disclose only that portion of such information which the Seller, its Affiliates (for clarity, excluding the Acquired Companies) or its or their Affiliates’ respective Representatives are advised by counsel is legally required to be disclosed; (v) is disclosed or used as expressly permitted pursuant to this Agreement or any other Ancillary Agreement; or (vi) is disclosed as reasonably necessary to third parties (subject to such Persons being informed of the obligations under this Section 5.03(b)) in connection with (A) the performance by the Seller, any of its Affiliates (for clarity, other than the Acquired Companies) or its or their Affiliates’ respective Representatives of their respective obligations under this Agreement or any Ancillary Agreement (but, for the avoidance of doubt, on the terms and subject to the conditions hereof and thereof) or (B) the enforcement by the Seller, any of its Affiliates (for clarity, other than the Acquired Companies) or its or their Affiliates’ respective Representatives of any right or remedy arising out of or relating to this Agreement or any Ancillary Agreement. If the disclosure of such information is so required by applicable Law or to a Governmental Authority or otherwise in connection with compliance, Tax or regulatory activity, the Seller shall, to the extent not prohibited by applicable Law, (1) provide the Purchaser with as much prior written notice as is reasonably practicable under the circumstances and (2) if reasonably requested by the Purchaser, use commercially reasonable efforts, at the Purchaser’s sole expense, to (I) cooperate with the Purchaser in obtaining an appropriate protective order or (II) obtain written assurance from the Person to whom such information will be disclosed that confidential treatment will be afforded to such information. The Seller agrees to accept responsibility for any breach of this Section 5.03(b) by any of their Affiliates (for clarity, other than the Acquired Companies) or any of its or their Affiliates’ respective Representatives. Notwithstanding the foregoing, each party and their Affiliates may use any Residual Information for any purpose, provided that this paragraph does not grant or imply any license or other right to use any patent, trademark, copyright, mask work right or other intellectual property right.

SECTION 5.04 Regulatory and Other Authorizations; Notices and Consents.

(a) Each Party shall use its commercially reasonable efforts (and shall cause its Affiliates to use their commercially reasonable efforts) to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials, and to cause the expiration or termination of all applicable waiting periods, that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements as promptly as possible and in any event before the Outside Date. Each Party will cooperate fully with the other Parties in promptly seeking to obtain all such authorizations, consents, orders and approvals, and to cause the expiration or termination of all such waiting periods. Each Party agrees to make, or cause to be made, as promptly as possible, and in any event within twenty (20) Business Days after the date of this Agreement, its respective filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply, or cause to be supplied, as promptly as possible to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, each Party agrees to make, or cause to be made, as promptly as possible and in any event within twenty (20) Business Days after the date of this Agreement any other filings and notifications, if any, that may be required under any other applicable Antitrust/Investment Laws, and to supply, or cause to be supplied, as promptly as possible to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable Antitrust/Investment Laws. The Purchaser shall pay all fees or other payments to any Governmental Authorities in order to obtain any such authorization, consent, order or approval (including any filing fees and other similar fees payable in connection with any filings or submissions under any Antitrust/Investment Laws). No Party shall commit or agree with any Governmental Authority to delay or otherwise prevent the consummation of the transactions contemplated hereby or agree to withdraw and refile its filing under the HSR Act or otherwise extend, toll or stay any applicable waiting period under any other applicable Antitrust/Investment Laws without the prior written consent of the other Party. Other than in connection with obtaining the authorizations, consents, orders and approvals, or causing the expiration or termination of the waiting periods described in Section 3.05 of the Disclosure Schedule, no Party shall make any filings or notifications with any Governmental Authority without the prior written consent of the other Party.

(b) Without limiting the generality of the Purchaser’s undertaking pursuant to Section 5.04(a), but in all cases subject to the last sentence of this Section 5.04(b), the Purchaser shall, and shall cause each of its Affiliates to, at the Purchaser’s sole cost and expense, take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust/Investment Laws that may be asserted by any Governmental Authority or any other party so as to enable the Parties to expeditiously close the transactions contemplated hereby no later than the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture, license or other disposition of such of the Purchaser’s and its Affiliates’ assets, properties or businesses or of the assets, properties, businesses, or portions thereof to be acquired by the Purchaser pursuant hereto, and entering into such other arrangements, including but not limited to termination, modification, amendment, restructuring, or other behavioral remedy or undertaking with respect to its or its Affiliates’ existing relationships, contractual rights or obligations as are necessary or advisable in order to avoid the entry of, or to effect the dissolution of, any Governmental Order (whether temporary, preliminary or permanent) or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby. In addition, the Purchaser shall use its commercially reasonable efforts to defend through litigation on the merits any claim asserted in court by any Person in order to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) that would prevent the Closing by the Outside Date; provided, however, that such obligation to litigate in no way limits the obligation of the Purchaser to take any and all steps necessary to eliminate each and every impediment under any Antitrust/Investment Laws to consummate the transaction contemplated hereby prior to the Outside Date. Notwithstanding anything in this Section 5.04 to the contrary, Purchaser shall not be required to take any of the actions described herein if doing so would reasonably be expected to have a material adverse effect on (i) Purchaser’s and its Affiliates existing business and (ii) the Business, taken as a whole.

(c) Further, without limiting the generality of Section 5.04(a), in the event a Party receives a Second Request in connection with the transactions contemplated by this Agreement, such Party will comply with such Second Request as provided by the HSR Act as promptly as practicable. In the event that a Party receives a subpoena or civil investigative demand requesting materials and information similar to that usually demanded in a Second Request, such Party shall comply with such subpoena or civil investigative demand as promptly as practicable from the date of service of the subpoena or civil investigative demand. In the event the Governmental Authority disputes the adequacy of compliance by a Party with respect to a Second Request, subpoena, or civil investigative demand, the Party shall endeavor to satisfy the Governmental Authority so as to minimize any delay in the conduct or resolution of the investigation.

(d) Each Party shall, in connection with the transactions contemplated hereby: (i) promptly notify the other Parties of, and if in writing, furnish the other with copies of, any communication it or any of its Affiliates receives from any Governmental Authority relating to any review or investigation of the transactions contemplated hereby under the HSR Act or any other applicable Antitrust/Investment Laws; (ii) permit the other Parties to review and discuss in advance, and consider in good faith any comments made by the other Parties in relation to, any proposed written or oral communication by such Party to any Governmental Authority relating to such matters; (iii) not participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any filing, investigation or other inquiry unless it consults with the other Parties in advance, and unless prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting, telephone call or discussion; (iv) subject to the Confidentiality Agreement and Section 5.03, coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing and in seeking termination of any applicable waiting periods including under the HSR Act; and (v) subject to the Confidentiality Agreement and Section 5.03, provide the outside legal counsel of the other Parties with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (A) to remove references concerning the valuation of the Business, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(e) No Party shall, and each Party shall cause its Affiliates not to, enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that could reasonably be expected to prevent, make it more difficult, or to increase the time required, to (i) obtain the authorizations, consents, orders, approvals, expiration or termination of the applicable waiting period under the HSR Act or any other applicable Antitrust/Investment Laws, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would delay or prevent the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated hereby.

(f) The Seller and the Purchaser acknowledge that the Federal Trade Commission and the Antitrust Division of the United States Department of Justice (together, the “U.S. Antitrust Agencies”) have begun the practice of sending a letter (a “Pre-Consummation Warning Letter”) to Persons filing notifications under the HSR Act stating that, although the waiting period under the HSR Act for a proposed transaction will soon expire, the U.S. Antitrust Agency’s staff has not yet completed its non-public investigation of such proposed transaction and that if the parties close such proposed transaction before the U.S. Antitrust Agency completes its investigation, they do so at their own risk, inasmuch as the U.S. Antitrust Agency may challenge such proposed transaction, even after the HSR Act waiting period has expired. For the avoidance of doubt, the Seller and the Purchaser agree that the receipt by any of them or by any of their Affiliates of a Pre-Consummation Warning Letter in respect of the transactions contemplated by this Agreement shall not, in and of itself, constitute grounds for the assertion that a condition to closing under Section 8.01(c), Section 8.01(d), Section 8.02(c) or Section 8.02(d) has not been satisfied.

SECTION 5.05 Intellectual Property.

(a) Except with respect to those trademark registrations and applications set forth on Section 3.11 of the Disclosure Schedule, the Purchaser hereby acknowledges that all right, title and interest in and to the name “Greif” and all other trademarks owned by the Seller or any of its Affiliates (excluding the Acquired Companies), together with all variations and acronyms of the foregoing and all trademarks, service marks, Internet domain names, trade names, corporate names and other identifiers of source or goodwill containing or incorporating the foregoing (collectively, the “Retained Names and Marks”), are owned exclusively by the Seller or one or more of its Affiliates (excluding the Acquired Companies), and that, except as expressly provided below, any and all right of the Acquired Companies to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Seller or one or more of its Affiliates (excluding the Acquired Companies), along with any and all goodwill associated therewith. The Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as provided herein.

(b) The Acquired Companies shall, for a period of forty-five (45) days after the Closing Date, be entitled to use, solely in connection with the operation of the Business as operated immediately prior to the Closing, all of the existing stocks of signs, letterheads, advertisements and promotional materials, inventory, websites and other documents and materials containing the Retained Names and Marks (“Existing Stock”), after which period the Purchaser shall, and shall cause each Acquired Company to, remove or obliterate all Retained Names and Marks from such Existing Stock or cease using such Existing Stock in any manner.

(c) The Purchaser shall, as soon as practicable after the Closing but in no event later than ten (10) Business Days after the Closing, and shall cause the Acquired Companies to, take all actions necessary (including the filing of amended organizational documents and any other required documentation with the relevant Governmental Authorities) to change each of the Acquired Companies’ corporate names, “doing business as” names and trade names, in each case that include the Retained Names and Marks.

(d) Except as expressly provided in Section 5.05(b) and Section 5.05(c), in connection with the Existing Stock, no other right to use the Retained Names and Marks is granted by the Seller to the Purchaser or any of its Affiliates (including the Acquired Companies) whether by implication or otherwise, and nothing hereunder shall permit the Purchaser or any of its Affiliates (including the Acquired Companies) to use the Retained Names and Marks in any manner. The Purchaser shall, and shall cause each Acquired Company to, ensure that all uses of the Retained Names and Marks as provided in this Section 5.05 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks prior to the Closing. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.05 shall inure solely to the benefit of the Seller. The Purchaser shall cause each Acquired Company not to, (i) use the Retained Names and Marks hereunder in any manner that may damage, impair or tarnish the reputation of the Seller or its Affiliates (excluding the Acquired Companies) or the goodwill associated with the Retained Names and Marks; or (ii) contest or challenge the ownership or validity of any of the Retained Names and Marks.

(e) The Purchaser shall indemnify and hold harmless the Seller and its Affiliates (excluding the Acquired Companies), successors and assigns, from and against any and all such claims that may arise out of the use of the Retained Names and Marks by the Acquired Companies in violation of or outside the scope permitted by this Section 5.05. Notwithstanding anything in this Agreement to the contrary, the Purchaser hereby acknowledges that in the event of any breach or threatened breach of this Section 5.05, the Seller, in addition to any other remedies available to them, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining the Business or the Acquired Companies from any such breach or threatened breach.

(f) The Purchaser shall not, and shall cause the Acquired Companies to not, hold itself out as having any affiliation, association or relationship with Greif Parent, the Seller or any of their respective Affiliates (excluding the Acquired Companies), other than as may be required by applicable Law. The Purchaser acknowledges that use of the Retained Names and Marks by the Acquired Companies pursuant to this Section 5.05 shall not be deemed an affiliation between the Parties or their Affiliates (including between the Seller and any of the Acquired Companies).

(g) For the avoidance of doubt, the Purchaser may make accurate, historical, non-trademark uses of the Retained Names and Marks in a manner that would not constitute infringement, misappropriation, or any other violation of any such Retained Names and Mark.

SECTION 5.06 Contact with Customers, Suppliers and Other Business Relations. During the period from the date of this Agreement until the Closing, Purchaser agrees that it is not authorized to and shall not, and shall not permit any of its Affiliates or any of its or their respective Representatives to, contact any employee, client, supplier, vendor, global distribution system provider, collaboration partner or other material business relation of the Business regarding the Business or the transactions contemplated by this Agreement, without the prior written consent of the Seller.

SECTION 5.07 Notifications. From and after the date hereof until the Closing, each Party shall promptly notify the other Parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VIII of this Agreement becoming incapable of being satisfied or being materially delayed.

SECTION 5.08 Further Action.

(a) The Parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

(b) From time to time after the Closing, without additional consideration, each Party shall (or if appropriate, shall cause its Affiliates to) execute and deliver such further instruments and take such other action as may be necessary or reasonably requested by the other Party to make effective the transactions contemplated by this Agreement and the Transition Services Agreement.

SECTION 5.09 Non-Solicit. During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Restricted Period”), (a) the Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit any Continuing Employees to leave the employ of the Purchaser or its Affiliates, and (b) the Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly, solicit any employees of the Seller or its Affiliates (other than the Acquired Companies) who hold a title of director, vice president or above to leave the employ of the Seller or its Affiliates; provided, however, that the foregoing will not prohibit the Seller, the Purchaser or their respective Affiliates from soliciting, offering employment to or hiring any person (i) who responds to a general solicitation or advertisement that is not specifically directed at Continuing Employees (in the case of the Seller and its Affiliates) or employees of the Seller and its Affiliates (in the case of the Purchaser and its Affiliates) or (ii) whose employment is terminated prior to such solicitation or contact of such person or who resigns from his or her employment, in which case the Purchaser or its Affiliates (in the case of the Seller and its Affiliates) or the Seller or its Affiliates (other than the Acquired Companies) (in the case of the Purchaser and its Affiliates) may solicit or induce such person who resigns from his or her employment to enter into an employment or similar relationship after the earlier of (A) the date that is six (6) months after such resignation and (B) the expiration of the Restricted Period.

SECTION 5.10 Insurance.

(a) From and after the Closing Date, each of the Acquired Companies shall cease to be insured by the Seller’s or its Affiliates’ insurance policies or by any of its self-insurance programs. For the avoidance of doubt, the Seller and its Affiliates (other than the Acquired Companies) shall retain all rights to control their insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs notwithstanding whether any such policies or programs apply to any Liabilities of the Purchaser or any of its Affiliates (including, from and after the Closing, the Acquired Companies). The Purchaser agrees to arrange for its own insurance policies with respect to the Acquired Companies and the Business covering all periods and agrees not to seek, through any means, to benefit from any insurance policies of the Seller or its Affiliates that may provide coverage for claims relating in any way to any of the Acquired Companies or the Business prior to the Closing, except as set forth in Section 5.10(b).

(b) With respect to any event, act or omission relating to any Acquired Company or the Business that occurred or existed prior to the Closing that is covered by any existing workers’ compensation or “occurrence-based” insurance policies of the Seller, upon the written request of the Purchaser, the Seller shall, subject to the terms of the applicable policy, submit a claim prepared by the Purchaser with respect thereto under the applicable policy (together with all required supporting documentation delivered by the Purchaser to the Seller for such claim); provided that Seller shall have no obligation to dispute any denial of coverage by any insurer in connection with any such claims made on behalf of the Purchaser or initiate any Action against any insurer or underwriter of any Seller insurance policy in pursuit of any such claim on behalf of the Purchaser. The Purchaser shall promptly pay the Seller for all out-of-pocket expenses incurred by the Seller in connection with its obligations under this Section 5.10(b) and the Purchaser shall be responsible for any deductible, retention or excess amounts that may not be covered by insurance. The Seller shall pay to the Purchaser any proceeds actually received by the Seller from the applicable insurance policy in respect of such claim, less any deductible, retention or excess (if applicable), any Tax incurred or withheld on the proceeds thereof and any costs or expenses payable by the Purchaser to the Seller pursuant to this Section 5.10(b). The Parties acknowledge and agree that the provisions of this Section 5.10(b) shall terminate on the third (3rd) anniversary of the Closing Date.

SECTION 5.11 Privileged Matters; Conflicts Waiver.

(a) The Purchaser, on behalf of itself and its Affiliates (including the Acquired Companies following the Closing) (collectively, the “Purchaser Related Parties”), hereby waives, and agrees not to allege, any claim that (i) Allen Overy Shearman Sterling US LLP ( “Seller’s Counsel”) has a conflict of interest or is otherwise prohibited from representing the Seller or any of its Representatives (“Seller Related Parties”) in any post-Closing matter or dispute with any of the Purchaser Related Parties related to or involving this Agreement (including the negotiation hereof) or the transactions contemplated hereby, even though the interests of one or more of the Seller Related Parties in such matter or dispute may be directly adverse to the interests of one or more of the Purchaser Related Parties, and even though the Seller’s Counsel may have represented one or more of the Acquired Companies in a matter substantially related to such matter or dispute.

(b) The Purchaser, on behalf of itself and all other Purchaser Related Parties, acknowledges and agrees that the Seller’s, and each of its Affiliates’ (including the Acquired Companies), attorney-client privilege, attorney work-product protection and expectation of client confidence involving any proposed sale of the Business and Acquired Companies or any other transaction contemplated by this Agreement or the Ancillary Agreements (but not general business matters of any of the Acquired Companies, to the extent they are governed by Section 5.11(c)), and all information and documents covered by such privilege, protection or expectation, shall be retained and controlled by the Seller and its Affiliates, and may be waived only by the Seller. The Purchaser and the Seller acknowledge and agree that (i) the foregoing attorney-client privilege, work product protection and expectation of client confidence shall not be controlled, owned, used, waived or claimed by any of the Purchaser Related Parties upon consummation of the Closing, and (ii) in the event of a dispute between any of the Purchaser Related Parties, on the one hand, and a third party, on the other hand, or any other circumstance in which a third party requests or demands that any of the Purchaser Related Parties produce privileged materials or attorney work-product of the Seller or its Affiliates, the Purchaser shall cause, at Seller’s cost, the applicable Purchaser Related Parties to assert such attorney-client privilege on behalf of the Seller or its Affiliates to prevent disclosure of privileged materials or attorney work-product to such third party.

(c) The Purchaser and the Seller acknowledge and agree that the attorney-client privilege, attorney work-product protection and expectation of client confidence involving general business matters related to the Business or the Acquired Companies and arising prior to the Closing for the benefit of the Seller and its Affiliates, on the one hand, and the Purchaser Related Parties, on the other hand, shall be subject to a joint privilege and protection between such parties, which parties shall have equal right to assert all such joint privilege and protection, and no such joint privilege or protection may be waived by (i) the Seller or its Affiliates without the prior written consent of the Purchaser, or (ii) any of the Purchaser Related Parties without the prior written consent of the Seller; provided, however, that any such privileged materials or protected attorney-work product information, whether arising prior to, or after the Closing Date, with respect to any matter for which a party has an indemnification obligation hereunder, shall be subject to the sole control of such party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such information is in the possession of or under the control of such party.

(d) Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser or any of its Affiliates (including the Acquired Companies), on the one hand, and any other Person or Persons (other than a Party or any of its respective Affiliates), on the other hand, after the Closing, the Purchaser or its Affiliate (including the Acquired Companies) may assert the attorney-client privilege to prevent disclosure of any applicable communications to such Person or Persons; provided, however, that none of Purchaser or any of its Affiliates (including the Acquired Companies) may waive such privilege without the prior written consent of the Seller.

(e) This Section 5.11 is for the benefit of the Seller, the Seller Related Parties and the Seller’s Counsel, and the Seller Related Parties and the Seller’s Counsel are express third party beneficiaries of this Section 5.11. Section 5.11(c) is for the benefit of the Acquired Companies and Purchaser. This Section 5.11 shall be irrevocable, and no term of this Section 5.11 may be amended, waived or modified, except in accordance with Section 11.07 or Section 11.08, as the case may be, and with the prior written consent of the Seller’s Counsel and the Seller Related Party affected thereby. This Section 5.11 shall survive the Closing and shall remain in effect indefinitely.

SECTION 5.12 Release from Seller Credit Support Instruments. At or prior to the Closing, the Purchaser shall, and shall cause its Affiliates (collectively, the “Purchaser Group”) to, use commercially reasonable efforts to secure the unconditional release of the Seller and each of its Affiliates (other than the Acquired Companies) from the Seller Credit Support Instruments, including effecting such release by providing guarantees or other credit support, and the Purchaser shall, and shall cause its Affiliates to, be substituted in all respects therefor, so that the applicable member of the Purchaser Group shall be solely responsible for the obligations of such Seller Credit Support Instruments; provided, however, that any such release or substitution must be effected pursuant to documentation reasonably satisfactory in form and substance to the Seller. Without limiting the Purchaser’s undertaking in the foregoing sentence, to the extent that the Seller or any of its Affiliates (other than the Acquired Companies) have performance obligations under any Seller Credit Support Instrument after the Closing, (a) the Purchaser shall not permit any member of the Purchaser Group (including the Acquired Companies) to renew or extend the term of, increase its obligations under, or transfer to a third party, any such Seller Credit Support Instrument, and (b) the Purchaser shall, or shall cause a member of the Purchaser Group to, (i) perform such obligations on behalf of the Seller or its Affiliates (other than an Acquired Company), and (ii) otherwise take such action as requested by the Seller so as to put the Seller and its Affiliates in the same position as if the Purchaser, or such member of the Purchaser Group, had performed or was performing such obligations. All out-of-pocket costs and expenses incurred or paid to third-parties in connection with the release or substitution of the Seller Credit Support Instruments shall be split equally by the Seller, on the one hand, and by the Purchaser, on the other hand; provided that any out-of-pocket costs and expenses paid in connection with the substitution of a Purchaser credit support instrument for any Seller Credit Support Instruments (including any fees associated with letters of credit or other instruments) shall be borne by the Purchaser. In the event that any Seller Credit Support Instrument has not been terminated and that the Seller or its relevant Affiliates (other than an Acquired Company) has not been released as of the Closing Date, the Seller or its relevant Affiliates (other than an Acquired Company) shall be permitted to terminate such Seller Credit Support Instrument as promptly as practicable; provided that such termination does not result in termination or a material change to the Contract to which such Seller Credit Support Instrument applies, except in connection with the end of any primary or renewal term of any such Contract or Seller Credit Support Instrument. From and after the Closing, the Purchaser shall indemnify the Seller and its Representatives for any and all Losses arising from, or relating to, the Seller Credit Support Instruments.

SECTION 5.13 Transition Services Agreement. From the date hereof to the earlier of the Closing Date or the Termination of this Agreement, the Parties shall cooperate and use commercially reasonable efforts to negotiate and agree to finalize the schedules to the Transition Services Agreement (the “TSA Schedules”) as soon as is reasonably practicable and, in any event prior to the Closing Date. The Purchaser acknowledges and agrees that the Purchaser will be a guarantor under the Transition Services Agreement. The Parties shall cooperate and use commercially reasonable efforts to agree on the scope and other terms of the services to be provided pursuant to the TSA Schedules. Notwithstanding the foregoing, the Seller agrees that pursuant to the Transition Services Agreement it will provide, at Purchaser’s expense, payroll services and allow the Continuing Employees to remain as participants in Seller’s health and welfare benefit plans for a period following the Closing Date that does not extend beyond December 31, 2025 (the “Payroll Transition Period”); for clarity, this means that if the Closing Date occurs on December 1, 2025, such services will be provided only through December 31, 2025, and if the Closing occurs on or after January 1, 2026, the Seller will not be required to provide any of such services.

SECTION 5.14 Termination of Intercompany Agreements. Prior to the Closing, the Seller shall (or shall cause its applicable Affiliates to), settle, repay, terminate or cancel, effective as of the Closing, all Contracts and arrangements that would constitute Intercompany Agreements (including all intercompany accounts payable or accounts receivable) if outstanding immediately prior to the Closing, other than those Intercompany Agreements set forth in Section 5.14 of the Disclosure Schedule and the Continuing Commercial Relationships.

SECTION 5.15 Directors and Officers.

(a) The Purchaser agrees that all rights to indemnification, advancement of expenses, exculpation and other limitations on liability currently existing in favor of any current or former Representative of the Acquired Companies (collectively, such Representatives, the “D&O Indemnitees”) shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b) In the event that the Purchaser, any of the Acquired Companies or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the applicable Acquired Company, as the case may be, shall succeed to and be bound by the obligations set forth in this Section 5.15.

(c) The obligations of Purchaser under this Section 5.15 shall not be terminated or modified in such a manner as to materially and adversely affect any D&O Indemnitee to whom this Section 5.15 applies without the written consent of such affected D&O Indemnitee (it being expressly agreed that each D&O Indemnitee shall be a third-party beneficiary of this Section 5.15).

SECTION 5.16 Internal Reorganization. Prior to the Closing, the Seller and the Acquired Companies shall consummate the transactions described in the Contribution Agreement (the “Contribution”) in all material respects, with such changes to the Contribution Agreement (a) that are determined by Purchaser to be reasonably necessary or appropriate to effect such transactions and (b) are consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); provided that no such change shall limit in any manner or otherwise affect the representations and warranties of Purchaser set forth in Article III.

SECTION 5.17 Supply Agreement(s).

(a) Purchaser and Seller acknowledge and agree that (i) the purchase and supply agreements and arrangements (whether written or oral) currently in effect between the Business or any Acquired Company, on the one hand, and the Seller or any of its Affiliates, on the other hand, for the purchase by the Acquired Companies of recycled fiber, tubes and cores, and adhesives from Seller and its Affiliates (the “Continuing Commercial Relationships”), shall remain in effect following the Closing on substantially the same terms and conditions, including as to products, pricing and volumes, as in effect on the date of this Agreement (which products, pricing and volume have been previously disclosed to Purchaser); and (ii) to the extent any of the Continuing Commercial Relationships constitute oral Contracts, the Parties shall use commercially reasonable efforts to enter into written Contracts for such Continuing Commercial Relationships prior to the Closing Date.

(b) From the date hereof, the Purchaser shall and shall cause its Affiliates to, reasonably consider increasing its existing commitment to purchase, or use commercially reasonable efforts to enter into new agreements to purchase, products produced by the Seller and its Affiliates (other than the products of the Business) on terms and conditions to be mutually agreed between the Parties (the “Additional Supply Agreements”).

SECTION 5.18 Title And Survey Review.

(a) Title and Survey. Prior to the Closing Date, the Purchaser may conduct a review of the state of title to the Real Property, to determine that the condition of title to the property is acceptable to the Purchaser in the Purchaser’s reasonable judgment. Such materials may include (i) a commitment for title insurance, (ii) matters shown on a survey obtained by the Purchaser, and (iii) Uniform Commercial Code, judgment and tax lien searches in the name of the Seller, any general partner, member or manager of the Seller and the Real Property, issued by the Title Company or a search company acceptable to the Purchaser (“UCC Searches”). Notwithstanding anything to the contrary herein, the Purchaser may seek to obtain a title insurance policy with respect to any Real Property of the Acquired Companies, but the issuance of any such title insurance shall not be a condition precedent to the Closing.

(b) Title and Survey Costs. The cost of any title searches, title insurance and title surveys and UCC Searches shall be borne by the Purchaser.

SECTION 5.19 Non-Compete. In furtherance of the sale of the Interests to the Purchaser under this Agreement and to more effectively protect the value and goodwill of the Interests and the Business represented thereby, the Seller covenants and agrees that, during the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, the Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly: (a) own, manage, operate, control, participate in, consult or otherwise carry on, whether as principal, agent, independent contractor, consultant, partner, or otherwise, any business that manufactures or sells containerboard, corrugated sheets, and corrugated boxes, but excluding, in each case, the manufacture or sale of uncoated or coated recycled paperboard and products that are manufactured, in whole or in part, therefrom and fibre drums and partitions (a “Competing Business”) anywhere in the United States (it being acknowledged by the Seller that the Business has been conducted or is proposed to be conducted throughout such area and such geographic restriction is reasonable and necessary to protect the value and goodwill of the Acquired Companies and the Business); or (b) induce or encourage, or attempt to induce or encourage, any customer, vendor, supplier, licensor, licensee, or other Person doing business with the Acquired Companies to cease doing business with the Acquired Companies. Notwithstanding the foregoing, nothing herein shall prohibit Seller, Greif Parent and their respective Subsidiaries and controlled Affiliates from: (a) engaging in any business (including any paper businesses currently operated by such entities) in which Greif Parent and its Subsidiaries are engaged as of the date of this Agreement (including any natural extensions thereof) other than the Business or providing any services under the Transition Services Agreement, any other Ancillary Agreement or any agreement contemplated by Section 5.17; (b) acquiring or holding of investments or direct or indirect ownership (as a passive investor) of any equity interests in any Person engaged in a Competing Business, so long as such ownership interest represents not more than five percent (5%) of the aggregate voting power or outstanding equity interests of such Person; (c) acquiring all or any portion of the equity interests of any Person engaged directly or indirectly in a Competing Business so long as such Competing Business does not account for more than ten percent (10%) of the consolidated revenues of such Person (based on its latest financial statements), or (d) the matters set forth in Section 5.19 of the Disclosure Schedule. For the avoidance of doubt, the Parties agree that the agreements and limitations set forth in this Section 5.19 shall not apply to any Person or the Subsidiaries or Affiliates thereof that acquires all or part of Seller, Greif Parent or any of their respective Subsidiaries and Affiliates.

SECTION 5.20 Misdirected Payments. From and after the Closing Date, if either Party or any of its Affiliates receives payment from any Person in respect of an account receivable or other payment owed to the other Party or any Affiliate of the other Party, then such Party shall cause the Person receiving such payment to promptly remit such payment to the designated bank account of the owner of such receivable or payment, in each case without the payment of any additional consideration.

SECTION 5.21 Assets for the Business. From and after the Closing Date, if the Seller or any of its Affiliates is in possession of any asset that is exclusively related to the Business (including any Contributed Asset), then the Seller shall cause the Person having possession of such asset to promptly cause the transfer, assignment, conveyance, and delivery of such asset to the Purchaser or its designated Affiliate, in each case without the payment of any additional consideration.

SECTION 5.22 Resignations. On or prior to the Closing Date, the Seller shall cause each officer and director of an Acquired Company requested by Purchaser to tender his or her resignation from such position (but not their employment with an Acquired Company, if such officer or director is a Continuing Employee) effective as of the Closing.

SECTION 5.23 Financing.

(a) The Purchaser shall use reasonable best efforts to take (or cause to be taken) all actions necessary, proper or advisable to arrange and consummate the Debt Financing on or prior to the Closing Date on the terms and conditions described in the Debt Commitment Letter. The Purchaser will not permit any termination, amendment or other modification (other than amendments or joinders to add additional lenders, arrangers, bookrunners, agents, managers, or other Debt Financing Sources in the manner contemplated by the terms of the Debt Commitment Letter (as in effect on the date of this Agreement)) to be made to, or any waiver of any provision or remedy pursuant to, the Debt Commitment Letter, in each case, without the Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver would, or would reasonably be expected to: (A) reduce the aggregate amount of the net proceeds of the Committed Debt Financing; (B) impose new or additional conditions or contingencies applicable to the funding of the Debt Financing; (C) otherwise expand, amend or modify any of the conditions to the receipt of the Committed Debt Financing or any other terms to the Committed Debt Financing in a manner that, in each case with respect to this clause (C), would reasonably be expected to (I) delay in any material respect or prevent the occurrence of the Closing or (II) make the satisfaction of the conditions to obtaining the Committed Debt Financing materially less likely to occur in any respect; or (D) adversely impact the ability of the Purchaser or any Seller, as applicable, to enforce its rights against the Debt Financing Sources.

(b) The Purchaser shall: (i) upon the request of the Seller, keep the Seller informed on a reasonably current basis in reasonable detail of all material activity concerning the Debt Financing (including the status of its efforts to obtain the Debt Financing); and (ii) promptly (and no later than two (2) Business Days after such execution) provide the Seller with copies of all executed amendments, joinders, modifications or replacements of the Debt Financing Commitment (it being understood that any amendments, joinders, modifications or replacements shall only be as permitted herein). Without limiting the generality of the foregoing, the Purchaser shall promptly (and in any event, within two (2) Business Days) notify the Seller in writing: (A) of any actual or threatened (in writing) withdrawal, repudiation, termination, material breach or material default (or any event or circumstance that could reasonably be expected to give rise to any withdrawal, repudiation, termination, material breach or material default) by any party to the Debt Financing Commitment of which the Purchaser becomes aware; and (B) if for any reason the Purchaser at any time reasonably believes it will not be able to timely obtain all or any material portion of the Committed Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Financing Commitment.

(c) The Purchaser acknowledges and agrees that obtaining the Debt Financing is not a condition to the Closing. If any or all of the Debt Financing has not been obtained, the Purchaser shall continue to be obligated to consummate the transactions on the terms contemplated by this Agreement and the Ancillary Agreements and subject only to the satisfaction or waiver of the conditions to Closing set forth in Section 8.02 and to the Purchaser’s rights under Section 10.01, regardless of whether the Purchaser has complied with all of its other obligations with respect to the Debt Financing under this Agreement (including its obligations under this Section 5.23). Subject to the terms and conditions of this Agreement (including, without limitation, the limited right of the Purchaser to amend the Debt Commitment Letter subject to the limitations set forth in clause (a) above), the Purchaser agrees to exercise its rights under the Debt Commitment Letter in the event of a Debt Financing Failure Event which the Purchaser determines to not be in accordance with the terms of the Debt Commitment Letter. The Purchaser will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due.

(d) From the date of this Agreement to the earlier to occur of the Closing Date and the date this Agreement is terminated in accordance with its terms, the Seller shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause the Acquired Companies to, provide, as promptly as practicable, such cooperation as is (x) reasonably requested by the Purchaser to satisfy on a timely basis, the Purchaser’s or its Affiliates’ obligations under the Debt Commitment Letter, including (without limitation) all conditions set out in the Debt Commitment Letter applicable to the Purchaser for obtaining the financing and (y) reasonably requested by the Purchaser or its Affiliates in connection with the arrangement (and consummation) of the Debt Financing, including using commercially reasonable efforts to: (i) furnish to the Purchaser and the Debt Financing Entities with financial and other information or documents related to the Acquired Companies and necessary for the preparation of customary bank information memoranda, lender presentations, prospectuses, offering memorandums and road show presentations and similar documents relating to the Debt Financing; provided that neither Seller not the Acquired Companies shall be required to create any financial information or other documents not currently in the possession of Seller and its Affiliates or the Acquired Companies; (ii) upon reasonable prior notice and at reasonable times during regular business hours and at locations to be mutually agreed, cause members of management of the Acquired Companies to participate in a reasonable number of meetings, due diligence sessions (including accounting due diligence sessions), drafting sessions, and conference calls and presentations with prospective lenders, investors, underwriters, placement agents and initial purchasers, and a reasonable number of sessions with the ratings agencies, in each case in connection with the Debt Financing and only to the extent customarily needed for financings of the types contemplated by the Debt Financing; (iii) cause members of management of the Acquired Companies to reasonably (A) assist the Purchaser in its preparation of any bank information memoranda, prospectuses, offering memorandums, roadshow presentations and related presentations to the extent customarily needed for financings of the types contemplated by the Debt Financing and assist in identifying any portion of the information set forth in any of the foregoing that would constitute material, non-public information, (B) deliver customary authorization letters with respect to the bank information memoranda; provided that any related materials shall contain customary exculpatory provisions in favor of the Seller, its Affiliates and their respective Representatives, and (C) assist the Purchaser in its preparation of materials for rating agency presentations, provided that any such bank information memoranda, lender presentations, prospectuses, offering memorandums, roadshow presentations or similar documents that includes disclosure and financial statements with respect to the Business shall only reflect the Purchaser as the obligor(s) and no such bank information memoranda, lender presentations, prospectuses, offering memoranda, road show presentations or materials shall be issued by the Seller or the Acquired Companies, and in each case of clauses (A) through (C), only to the extent customarily needed for financings of the types contemplated by the Debt Financing, it being agreed that information and assistance will not be required relating to (1) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (2) any post-closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with any Debt Financing or (3) any financial information related to the Purchaser or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Acquired Companies by the Purchaser; (iv) provide the Purchaser, at least three (3) Business Days prior to Closing, all documentation and other information with respect to the Acquired Companies as shall have been reasonably requested in writing by the Purchaser at least ten (10) Business Days prior to the Closing Date that is required in connection with the Debt Financing by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and the requirements of 31 C.F.R. §1010.230; and (v) facilitate the preparation of definitive documentation for the Debt Financing (including any credit agreement, guarantees, pledge and security documents and perfection certificates, and disclosure schedules to any of the foregoing and the pledging of collateral); provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Seller, any Acquired Company or any of their respective officers or employees involved).

Notwithstanding anything herein to the contrary, (i) such requested cooperation shall not (A) unreasonably disrupt or interfere with the business or the operations of the Seller or Acquired Companies or (B) cause competitive harm to Seller or Acquired Companies, if the transactions contemplated by this Agreement are not consummated, (ii) nothing in this Section 5.23 shall require cooperation to the extent that it would (A) subject any of Seller’s directors, managers, officers or employees to any actual or potential personal liability, (B) reasonably be expected to conflict with, or violate, the Seller’s and/or any Acquired Company’s and/or any of its Subsidiaries’ organization documents or any Law, or result in the contravention of, or violation or breach of, or default under, any Contract to which the Seller or any Acquired Company is a party, (C) cause any condition to the Closing set forth in Article VIII to not be satisfied or (D) cause any breach of this Agreement or any related undertaking, (iii) the Seller shall not be required to (A) pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the Debt Financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Financing or any information utilized in connection therewith, (B) deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose any information where the Seller, with advice of external counsel, determines that such access or disclosure could jeopardize the attorney-client privilege or contravene any Law or Contract or that is proprietary or competitively sensitive to the Seller and its Affiliates (unless solely in the case of such proprietary or competitively sensitive information of the Acquired Companies the proposed recipient of such proprietary or competitively sensitive information enters into a customary non-disclosure or other confidentiality agreement related to such information or is otherwise subject to an obligation of confidentiality with respect to such information), or (D) waive or amend any terms of this Agreement or any material terms of any other Contract to which the Seller is party and (iv) neither the Seller nor its directors, officers or employees, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, certificate, document or instrument with respect to the Debt Financing (except for customary authorization letters in any marketing materials for the Debt Financing, subject to the requirements above) or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which such debt financing is obtained (provided, however, that directors, managers and officers of the Acquired Company determined by the Purchaser to remain as directors, managers and officers of Acquired Companies on and after the Closing Date may execute and deliver such documents so long as such documentation is not released from escrow and does not become effective prior to the Closing). The Seller hereby consents to the use of logos of the Acquired Companies (but, for the avoidance of doubt, none of the names, tradenames, logos or trademarks of the Seller and its Affiliates) in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Seller or the Acquired Companies.

(e) The Purchaser shall, promptly upon request by the Seller (i) reimburse the Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable outside attorneys’ fees and disbursements) incurred by the Seller, its Subsidiaries and Affiliates, or any of its or their respective Representatives in connection with its cooperation pursuant to this Section 5.23 (other than any such costs or expenses incurred by or on behalf of the Seller or its Subsidiaries, in connection with their ordinary course financial reporting requirements); and (ii) indemnify and hold harmless the Seller, its Subsidiaries and Affiliates, and its and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them pursuant to this Section 5.23, and any information used in connection therewith, in each case, except to the extent suffered or incurred as a result of its own the bad faith, gross negligence, willful misconduct, or intentional breach of this Agreement.

(f) Prior to receiving an non-public or confidential information, each Debt Financing Source shall enter into a joinder to the Confidentiality Agreement in a form reasonably acceptable to Seller and all non-public or other confidential information provided by the Seller, its Subsidiaries, or any of its or their respective Representatives to the Purchaser, its Affiliates, or its or their respective Representatives pursuant to this Section 5.23 will be kept confidential in accordance with the Confidentiality Agreement, except as the Purchaser may be permitted under the Confidentiality Agreement to disclose such information, subject to the provisions set forth in this Agreement, to any Debt Financing Source, prospective Debt Financing Source or other financial institutions that are or may become parties to the Debt Financing, rating agencies (and, in each case, to their respective Representatives) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are otherwise subject to other customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

SECTION 5.24 Box-Board Products, Inc. The Parties are considering having the Purchaser acquire all of the outstanding equity interests of BBP directly rather than through the purchase of the equity interests of BBH, with the Seller retaining BBH. The Parties will decide whether to restructure the deal, consistent with the foregoing, within ten (10) Business Days after the date of this Agreement. If the Parties so decide, then the Parties shall work together to amend this Agreement to reflect the sale of the equity interest of BBH rather than the equity interests of BBP.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01 Transfer of Employment.

(a) The employment relationship of the Business Employees employed by the Acquired Companies as of the Closing (each, a “Continuing Employee”) shall continue on an uninterrupted basis with the Acquired Companies as of the Closing; provided, however, (i) any Business Employee who is not, or is not expected to be, actively at work as of the Closing (an “Inactive Employee”) shall either remain employed by the Seller or one of its Affiliates (other than an Acquired Company), or be transferred to the employment of the Seller or such an Affiliate (other than an Acquired Company) prior to the Closing, and (ii) that except as otherwise set forth in any agreement (other than this Agreement) with any Continuing Employee or pursuant to Law, nothing herein shall preclude Purchaser, the Acquired Companies or any of their Affiliates from terminating the employment of any employee at any time after the Closing, subject to compliance with the obligations set forth in Section 6.02(b). Notwithstanding the foregoing, Section 6.01(a)(i) shall not apply to any Business Employee who is employed by BBP (each such Business Employee, a “BBP Employee”) and the employment relationship of each BBP Employee shall continue on an uninterrupted basis with the Acquired Companies as of the Closing regardless of whether or not such BBP Employee is actively at work as of the Closing. Any Inactive Employee who returns to active employment within 180 days of the Closing (the date of such return to active employment being referred to herein as the “Delayed Transfer Date”) shall be transferred to employment with the Acquired Companies upon the Delayed Transfer Date, without any additional conditions, and any such Inactive Employee shall be treated as a “Continuing Employee” from and after the Delayed Transfer Date and shall be referred to herein as a “Delayed Transfer Employee”. In addition to the foregoing, effective on the 180th day following the Closing (the “Final Transfer Date”), each remaining Inactive Employee who is eligible to return to active employment as of the Final Transfer Date shall be automatically transferred to employment with the Acquired Companies upon the Final Transfer Date, without any additional conditions, and each such Inactive Employee shall be treated as a “Continuing Employee” from and after the Final Transfer Date and shall also be referred to herein as a “Delayed Transfer Employee”. Any remaining Inactive Employee who is not eligible to return to active employment as of the Final Transfer Date (each a “Long-Term Inactive Employee”) shall remain employed by the Seller (or an Affiliate) following the Final Transfer Date in accordance with the Seller’s normal policies and practices relating to employment of long-term inactive employees (the “Inactive Employee Policies”). If, prior to the first anniversary of the Closing, the employment of any such Long-Term Inactive Employee would be terminated by Seller pursuant to the Inactive Employee Policies, (i) Seller shall notify Purchaser, (ii) Seller and Purchaser shall discuss such termination, including potential termination costs, or other employment alternatives relating to the Long-Term Inactive Employee, and, if pursuant to Seller’s reasonable discretion, and in accordance with the Inactive Employee Policies, such Long-Term Inactive Employee’s employment is terminated, Purchaser shall indemnify Seller in accordance with Article IX for any and all Losses sustained or incurred by Seller arising out of or resulting from any claim by any such Long-Term Inactive Employee under any federal, state or local employment law or statute (including the Americans with Disabilities Act) or common law doctrine for discrimination or discharge in connection with such termination.

(b) The Purchaser and its relevant Affiliates shall be responsible for any and all Losses and Liabilities arising on or after the Closing (or, with respect to a Delayed Transfer Employee, the Delayed Transfer Date) with respect to the Continuing Employees’ employment or termination of employment, or the terms and conditions of employment offered by the Purchaser to the Business Employees, in each case including any statutory and non-statutory severance obligations, and any other termination payment obligations owed to the Continuing Employees arising or accruing on or after the Closing whether pursuant to an agreement, plan, practice or policy, or applicable Law.

SECTION 6.02 Compensation and Employee Benefits.

(a) Effective as of the Closing (or, in the case of any Delayed Transfer Employee, the Delayed Transfer Date), all Continuing Employees shall cease to participate in and accrue benefits under the Seller Plans, except that Continuing Employees shall continue participation in the Seller Plans to the extent (i) set forth in the Transition Services Agreement, (ii) required by applicable Law, (iii) required under the terms of the Seller Plans, or (iv) as otherwise provided in this Section 6.02. Except as provided in any Transition Services Agreement or otherwise specified in this Agreement, the Seller shall retain all Losses and Liabilities under and with respect to the Seller Plans and Purchaser shall not assume any Losses or Liabilities under and with respect to the Seller Plans.

(b) From and after the Closing Date (or, in the case of a Delayed Transfer Employee, the Delayed Transfer Date) until the first anniversary of the Closing Date, the Purchaser shall, or shall cause the Acquired Companies, their Affiliates or their respective successors or assigns to, provide Continuing Employees with (i) a base salary or base wages at an annual or hourly rate, as applicable, that is no less favorable than the annual or hourly rate, as applicable, of the base salary or base wages that were provided to such employees immediately prior to the Closing; (ii) other compensation and employee benefits (other than defined benefit pension benefits, nonqualified deferred compensation benefits, retention arrangements, change in control benefits, and post-retirement welfare benefits and, solely during the Payroll Transition Period with respect to any Continuing Employee other than a BBP Employee, benefits under a 401(k) plan) in the aggregate that are no less favorable than the employee benefits provided to such employees immediately prior to the Closing (including annual bonus and other incentive opportunity) under the Company Plans; and (iii) severance benefits that are no less favorable than the severance benefits provided to such employees immediately prior to the Closing under the Company Plans; provided, however, that with respect to any Continuing Employees whose terms and conditions of employment are governed by a collective bargaining agreement, the foregoing shall conform to the requirements of any applicable collective bargaining agreement.

(c) The Purchaser shall (i) cause service rendered by Continuing Employees prior to the Closing Date to be taken into account for purposes of participation, coverage, vesting and level of benefits under any vacation, paid time off or severance benefit plan (but not for purposes of benefit accruals, including benefit accrual under any defined benefit pension plan or benefits under any post-retirement welfare plan), as applicable, under any employee benefit plans, programs (e.g. vacation and annual leave), policies and arrangements of the Purchaser and its Affiliates (including the Acquired Companies) in which Continuing Employees may be eligible to participate from and after the Closing Date; (ii) waive any pre-existing condition or limitation under any health or welfare plans of the Purchaser or its Affiliates (including the Acquired Companies) in which Continuing Employees may be eligible to participate for any condition for which such employee would have been entitled to coverage under the corresponding plan of the Acquired Companies in which such employee was eligible to participate immediately prior to the Closing Date; and (iii) cause Continuing Employees to be given credit under such plans for co-payments made, and deductibles satisfied, prior to the Closing Date; provided, however, that nothing herein shall result in the duplication of any benefits.

SECTION 6.03 Bonuses. To the extent any bonus amounts under (i) annual bonus, sales and other cash incentive plans of the Acquired Companies (“Bonus Amounts”) with respect to a fiscal year completed prior to the Closing or (ii) agreements of the Acquired Companies providing for the payment of bonuses to certain employees listed on Section 6.03 of the Disclosure Schedule in connection with the transactions contemplated hereby (“Transaction Related Bonuses”), remain unpaid as of the Closing Date, the Purchaser shall cause all such Bonus Amounts and Transaction Related Bonuses to be calculated and paid at the time or times specified in the applicable Company Plan to the Continuing Employees (it being understood that all such Bonus Amounts shall be included in the Closing Date Working Capital Amount and all such Transaction Related Bonuses shall constitute Transaction Expenses).

SECTION 6.04 Notifications. The Seller and the Purchaser and their respective Affiliates shall cooperate in good faith to determine whether any information, consultation and notification may be required under any worker notification Laws applicable to any Business Employees or employee representative bodies (if any) arising in connection with the transactions contemplated by this Agreement and shall honor their respective obligations resulting therefrom.

SECTION 6.05 No Third Party Beneficiaries. Without limiting the generality of Section 11.09, nothing expressed or implied in this Article VI or in the Disclosure Schedule or Exhibits referred hereby shall confer upon any of the Business Employees or any other Person any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement. Notwithstanding anything herein to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any employee benefit plan (within the meaning of Section 3(3) of ERISA or otherwise) of the Seller, any Affiliate of the Seller, any Acquired Company or the Purchaser, and no person participating in any such employee benefit plan maintained by the Seller, any of its Affiliates, any Acquired Company or the Purchaser shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such employee benefit plan or otherwise.

ARTICLE VII

TAX MATTERS

SECTION 7.01 Section 338(h)(10) Election. The Purchaser shall, and the Seller shall, or shall cause its relevant Affiliates to, make a joint election under Section 338(h)(10) of the Code (and any corresponding election under state or local law) with respect to the purchase of BBH and BBP (the “Section 338(h)(10) Election”). The Purchaser shall prepare Internal Revenue Service Form 8023 and any similar state or local forms required in connection with making the Section 338(h)(10) Election (the “Section 338(h)(10) Election Forms”). The Seller shall cooperate with the Purchaser in the preparation of the Section 338(h)(10) Election Forms, and the Seller shall deliver an original, properly completed, executed copy of all Section 338(h)(10) Election Forms to the Purchaser on or prior to the Closing Date. The Purchaser shall file or cause to be filed the Section 338(h)(10) Election Forms with the appropriate Governmental Authorities. The Seller and the Purchaser (or their respective Affiliates) shall reasonably cooperate with each other to take all actions necessary and appropriate (including the filing of all Tax forms, elections, schedules, and other documents as may be required) to effect and preserve a timely Section 338(h)(10) Election.

SECTION 7.02 Preparation of Tax Returns.

(a) The Seller (at its sole expense) shall prepare and timely file (or cause to be prepared and timely filed) all Tax Returns required to filed by, or with respect to, the Acquired Companies for all Tax periods that end on or prior to the Closing Date and shall timely pay all Taxes shown as due and owing on such Tax Returns; provided that (i) all such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods, unless otherwise required by applicable Law; and (ii) the Seller shall (A) provide the Purchaser and its authorized Representatives with a copy of each such completed Tax Return at least thirty (30) Business Days prior to the due date (including any extension thereof) for filing of the applicable Tax Return; (B) consider all reasonable comments provided by the Purchaser with respect to such Tax Returns; and (C) cooperate and consult with the Purchaser to finalize such Tax Returns. To the extent that Taxes paid by Seller with respect to such a Tax Return were included in the Closing Indebtedness Amount or Closing Date Working Capital Amount and reduced Purchaser’s payment of the Closing Date Payment Amount (as finally determined pursuant to Section 2.06), Purchaser shall pay the Seller the amount by which such Taxes reduced Purchaser’s payment of the Closing Date Payment Amount (as finally determined pursuant to Section 2.06). For the avoidance of doubt, the Purchaser shall not have any right to review a Tax Return that is required to be filed by, or with respect to, a Seller Affiliated Group, other than the right to review and comment on a pro forma version of the Tax Return for BBH and BBP that will be reflected in the Seller Affiliated Group Tax Return.

(b) The Purchaser (at its sole expense) shall prepare and file (or cause to be prepared and filed) all Tax Returns required to be filed by, or with respect to, the Acquired Companies for all Tax periods other than those that end on or before the Closing Date (i.e., Straddle Period Tax Returns); provided that, to the extent such Tax Returns reflect Pre-Closing Period activity (i) they shall be prepared on a basis consistent with those prepared for prior taxable periods, unless otherwise required by applicable Law; and (ii) the Purchaser shall (A) provide the Seller and its authorized Representatives with a copy of each such completed Tax Return at least thirty (30) Business Days prior to the due date (including any extension thereof) for filing of the applicable Tax Return; (B) consider all reasonable comments provided by the Seller with respect to such Tax Returns; and (C) cooperate and consult with the Seller to finalize such Tax Returns. The Seller shall pay to the Purchaser an amount equal to the Taxes shown as due and payable on any such Tax Return that are allocable to the Pre-Closing Period no later than three (3) Business Days prior to the due date (including any extension thereof) for the filing of such Tax Return, reduced by the amount of such Taxes (with respect to such Tax Return) that were included in the Closing Indebtedness Amount or Closing Date Working Capital Amount and reduced Purchaser’s payment of the Closing Date Payment Amount, as finally determined pursuant to Section 2.06. To the extent that Taxes with respect to a Tax Return filed pursuant to this Section 7.02(b) reduced Purchaser’s payment of the Closing Date Payment Amount (as finally determined pursuant to Section 2.06) by an amount that exceeds the amount due with respect to such Tax Return, Purchaser shall pay such excess amount to the Seller.

(c) If the Parties are unable to agree on a final Tax Return pursuant to Section 7.02(a) or Section 7.02(b), the Parties shall refer such dispute to the Neutral Accountants, which firm shall make a final and binding determination as to all matters in dispute with respect to Section 7.02(a) or Section 7.02(b), based on written submissions provided by each Party, on a timely basis and shall promptly notify the Parties in writing of its resolution. The fees, expenses and costs of the Neutral Accountants in connection with such review and determination shall be borne equally by the Seller and the Purchaser.

SECTION 7.03 Contests.

(a) After the Closing, the Purchaser and the Seller shall promptly notify the other Party in writing of any proposed Tax assessment, of the commencement of any Tax audit, administrative or judicial Tax proceeding, or of any other Tax demand or Tax claim with respect to the Acquired Companies or otherwise which, if determined adversely or after the lapse of time, would be reasonably expected to result in: (i) Taxes for which the Seller is reasonably likely to incur an indemnification obligation under Section 9.02 or (ii) a decrease to the Closing Date Payment Amount, as determined in accordance with Section 2.06 (a “Contest”); provided that any failure to provide such notification shall not affect the Seller’s indemnification obligation under this Agreement with respect to such Contest. Such notice shall contain factual information (to the extent known to the applicable Party or any of its Affiliates) describing the asserted Tax Liability in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of any such asserted Tax Liability.

(b) The Seller shall (or shall cause the Acquired Companies to) control any such Contest with respect to Tax periods ending on or prior to the Closing Date, and the Purchaser shall (or shall cause the Acquired Companies to) control any such Contest with respect to Tax periods ending after the Closing Date; provided, however, that (i) the non-controlling Party shall have the right to participate in such Contests and attend any meetings or conferences with the relevant Taxing Authority at its own expense; (ii) the controlling Party shall provide the non-controlling Party with a timely and reasonably detailed account of each phase of such Contest; and (iii) the controlling Party shall not settle such Contest without first obtaining the non-controlling Party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding anything to the contrary in this Agreement, a controlling Party shall have the exclusive right to control, in all respects (and neither the other Party nor any of the other Party’s Affiliates shall be entitled to participate in), any Contest with respect to any Tax Return of the controlling Party or any of its Affiliates that are not Acquired Companies (including any Tax Return of a consolidated, combined, unitary, affiliated or other similar group of which it is a member).

(d) Notwithstanding anything to the contrary in Section 9.06 of this Agreement, this Section 7.03 shall govern the resolution of any Contest.

SECTION 7.04 Tax Refunds. Any Tax refund for any Pre-Closing Period (but only to the extent that such Tax refund is not taken into account in the determination of the Closing Date Payment Amount) shall be the property of the Seller, and if received by the Purchaser or any of its Affiliates, the amount of such Tax refund (less any Taxes and reasonable costs or expenses incurred by the Purchaser or any of its Affiliates in connection with the pursuit or receipt of any such Tax refund) shall be paid over promptly to the Seller. To the extent any amount of a Tax refund paid over to the Seller under this Section 7.04 is subsequently disallowed by a Governmental Authority, the Seller shall pay the disallowed amount to the Purchaser within ten (10) days of such notice of disallowance.

SECTION 7.05 Tax Cooperation and Exchange of Information. Following the Closing, the Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the Acquired Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a Liability for Taxes or a right to a refund of Taxes, or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by Taxing Authorities. The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.05. Notwithstanding anything to the contrary in Section 5.02, the Seller and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Acquired Companies for any taxable period that includes the Closing Date and for all prior taxable periods until the later of (i) sixty (60) days following the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, including any extensions thereof, or (ii) six (6) years following the due date (including any extensions thereof) for such Tax Returns. Any information obtained under this Section 7.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for Tax refund or in conducting an audit or other proceeding with respect to Taxes. Notwithstanding anything to the contrary in this Agreement, under no circumstances shall this Section 7.05 require any Party to disclose to the other Party any consolidated, combined, affiliated, unitary or similar Tax Return which includes the Party or any of its Affiliates or any Tax related work papers.

SECTION 7.06 Transfer Taxes. All excise, sales, use, registration stamp, recording, documentary, conveyancing, franchise, value added, property, transfer, gains and similar Taxes (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement or resulting from the transactions contemplated by the Contribution Agreement shall be borne equally by the Purchaser and the Seller. The Party required by Law to file will timely file or cause to be timely filed any Tax Return with respect to Transfer Taxes, and the other Party will assist in such filing as necessary and share the related costs equally. The Purchaser and the Seller shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

SECTION 7.07 Tax Covenants.

(a) Except as otherwise contemplated under Section 7.02(b), neither the Purchaser nor any Affiliate of the Purchaser shall, without the Seller’s written consent (which shall not be unreasonably withheld, conditioned or delayed), (i) amend, refile or otherwise modify, or cause or permit any of the Acquired Companies to amend, refile or otherwise modify, any Tax election or Tax Return of any of the Acquired Companies for a Pre-Closing Period; (ii) file a Tax Return of any of the Acquired Companies for a Tax period that ends on or before the Closing Date in a jurisdiction where such Acquired Company has not previously filed a Tax Return if such filing is reasonably expected to affect a Tax Return or Tax Liability of a Seller Affiliated Group; (iii) grant an extension of any applicable statute of limitations with respect to a Tax Return of any Acquired Company for a Tax period that ends on or before the Closing Date; (iv) enter into any voluntary disclosure Tax program, agreement or arrangement with any Taxing Authority relating to the Taxes of the Acquired Companies, in each case, if the applicable action would be reasonably expected to result in: (A) Taxes of the Acquired Companies or otherwise for which the Seller is reasonably likely to incur an indemnification obligation under Section 9.02; or (B) a decrease to the Closing Date Payment Amount, as determined in accordance with Section 2.06.

(b) The Purchaser shall not make, and shall cause its Affiliates (including the Acquired Companies) not to make, any election pursuant to Regulations Section 301.7701-3 with respect to any Acquired Company, which election would be effective on or prior to the Closing Date. The Seller shall not make, and it shall cause its Affiliates not to make, any election pursuant to Regulations Section 301.7701-3 with respect to any Acquired Company, which election would be effective after the Closing Date.

SECTION 7.08 Tax Sharing Agreements. All Tax sharing, Tax allocation, Tax indemnification or similar agreements or arrangements with respect to or involving the Acquired Companies shall be terminated as of the Closing Date, and, after the Closing Date, the Acquired Companies shall not be bound thereby or have any liability thereunder.

SECTION 7.09 Miscellaneous.

(a) For all purposes of this Agreement, in respect of a Straddle Period, (x) property Taxes and any other periodic Taxes imposed on or with respect to the Acquired Companies (that are not based on income, receipts, services or transactions, including sales, use, withholding, payroll or other employment Taxes) allocable to the Pre-Closing Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period and (y) the amount of all other Taxes (other than Transfer Taxes) of the Acquired Companies for a Straddle Period allocable to the Pre-Closing Period shall be computed as if such Tax period ended as of the close of business on the Closing Date.

(b) Except as otherwise required by Law, the Parties agree to treat all payments made under Section 2.06 and Section 7.04 and under any other indemnity provisions contained in this Agreement as adjustments to the Purchase Price for all Tax purposes.

(c) For purposes of this Article VII, all references to the Purchaser, the Seller, their Affiliates and the Acquired Companies include successors.

(d) Pre-Closing Establishment of Tax Accounts. Reasonably promptly following the signing of this Agreement, Seller shall cause GCS LLC to apply for Tax accounts with each Taxing Authority and/or Tax jurisdiction listed on Section 7.09(d) of the Disclosure Schedule, and it shall provide copies of such applications to Purchaser. Prior to Closing, Seller will cooperate with Purchaser to determine all remaining U.S. state, local, and non-U.S. Taxing Authorities and/or Tax jurisdictions with which GCS LLC will file Tax Returns and/or pay Taxes following the Closing (as finally determined by Purchaser), and, reasonably promptly upon Purchaser’s written request, Seller will cause GCS LLC to apply for Tax accounts with each such Taxing Authority and/or Tax jurisdiction.

(e) Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the Parties contained in this Article VII shall survive the Closing and shall remain in full force until sixty (60) days following the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

(f) Seller agrees to reasonably cooperate with Purchaser and the Acquired Companies to assist the Acquired Companies with reporting employment Taxes as “successor employers,” to the extent permitted under Code Section 3121, Treas. Reg. §31.3121(a)(1)-1(b)(2) and procedures set forth in Revenue Ruling 2004-53, with respect to any employee who was employed in the Business both immediately prior to, and immediately after, Closing; provided that Purchaser shall reimburse Seller for any reasonable out-of-pocket costs associated with providing such cooperation.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in Section 4.01 and Section 4.07 shall be true and correct as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct in all material respects as of such specified date); (ii) each of the other representations and warranties of the Purchaser contained in Article IV (disregarding all qualifications set forth therein relating to “materiality”) shall be true and correct in all material respects as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct as of such specified date) and (iii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects;

(b) Officer’s Certificate of the Purchaser. The Seller shall have received a certificate signed on behalf of the Purchaser by a duly authorized officer certifying that the conditions set forth in Section 8.01(a) have been satisfied;

(c) Governmental Approvals. Any waiting period (and any extension thereof) under the HSR Act or under any other applicable Antitrust Laws relating to the transactions contemplated by this Agreement shall have expired or shall have been terminated;

(d) No Order. No Law or Governmental Order (whether temporary, preliminary or permanent) shall have been enacted, issued, promulgated, enforced or entered and continue in effect that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions;

(e) Continuing Commercial Agreement(s). The Parties have executed the documents and agreements related to the Continuing Commercial Relationships contemplated by Section 5.17(a); and

(f) Closing Deliveries. The Seller shall have received from the Purchaser each delivery required pursuant to Section 2.05.

SECTION 8.02 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The Fundamental Representations (other than the representations and warranties in Section 3.14(a)) shall be true and correct as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct as of such specified date); (ii) the representations and warranties in Section 3.06, Section 3.14(a) and Section 3.18 shall be true and correct as of the Closing (disregarding in the case of Section 3.18 all qualifications set forth therein relating to “materiality” or “Material Adverse Effect” except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole); (iii) each of the other representations and warranties of the Seller contained in Article III (disregarding all qualifications set forth therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and (iv) the covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects;

(b) Officer’s Certificate of the Seller. The Purchaser shall have received certificates signed on behalf of the Seller by a duly authorized officer certifying that the conditions set forth in Section 8.02(a) have been satisfied;

(c) Governmental Approvals. Any waiting period (and any extension thereof) under the HSR Act or under any other applicable Antitrust Laws relating to the transactions contemplated by this Agreement shall have expired or shall have been terminated;

(d) No Order. No Law or Governmental Order (whether temporary, preliminary or permanent) shall have been enacted, issued, promulgated, enforced or entered and continue in effect that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions, including any order (whether temporary, preliminary or permanent) issued in respect of an Action brought by a Governmental Authority or any other Person;

(e) Contribution Agreement. The transactions contemplated by the Contribution Agreement shall have been consummated;

(f) Specified Consents. Seller shall deliver to Purchaser the consents set forth on Section 2.04(g) of the Disclosure Schedule;

(g) No MAE. Since the date of this Agreement, there shall have been no Material Adverse Effect; and

(h) Closing Deliveries. The Purchaser shall have received from the Seller each delivery required pursuant to Section 2.04.

ARTICLE IX

SURVIVAL AND INDEMNIFICATION

SECTION 9.01 Survival of Representations and Warranties and Covenants

(a) The Parties agree that the respective representations and warranties of the Parties in this Agreement and, to the extent related thereto, in any certificate delivered pursuant to this Agreement, and the obligations of the Seller and the Purchaser pursuant to Section 9.02 and Section 9.03, respectively, with respect to such representations and warranties, shall survive the Closing for a period of fifteen (15) months after the Closing Date, except that the representations and warranties in Section 3.19 (and the portion of any certificate delivered pursuant to this Agreement relating to such representations, as well as the obligations of the Seller pursuant to Section 9.02 related thereto) shall survive the Closing until sixty (60) days following the expiration of the statute of limitations relating to the Taxes in question (taking into account any extensions or waivers thereof), and the Fundamental Representations, and the portion of any certificate delivered pursuant to this Agreement relating to the Fundamental Representations (other than the representations and warranties in Section 3.14(a) which survive the Closing for a period of fifteen (15) months after the Closing Date), and the obligations of the Seller and the Purchaser pursuant to Section 9.02 and Section 9.03, respectively, with respect to the Fundamental Representations, shall survive the Closing for six (6) years.

(b) The Parties agree that the respective pre-Closing covenants and agreements of the Seller and the Purchaser contained in this Agreement shall survive the Closing for twelve (12) months following the period of time for which such covenants or agreements are required to be performed. Post-Closing covenants shall survive in accordance with their respective terms.

(c) Notwithstanding any provision to the contrary in this Section 9.01, all representations, warranties, covenants, and agreements related to any claim for indemnification asserted within the applicable survival period set forth in Section 9.01(a) or Section 9.01(b) (if any), and the Indemnifying Party’s obligations pursuant to this Article IX with respect to such claim, shall survive until all such claims shall have been finally resolved and payment in respect thereof, if any is required to be made, shall have been made.

SECTION 9.02 Indemnification by the Seller. From and after the Closing, subject to the provisions of this Article IX, the Seller shall indemnify the Purchaser, its Affiliates (including the Acquired Companies), and each of their respective Representatives, successors, and assigns (each, a “Purchaser Indemnified Party”) against, defend against, be liable to the Purchaser Indemnified Parties for, and hold each Purchaser Indemnified Party harmless from, any and all Losses suffered or incurred by such Purchaser Indemnified Party as a result of, arising out of, or relating to:

(a) any breach of or inaccuracy in any representation or warranty made by the Seller in Article III or in any certificate delivered pursuant to this Agreement relating to such Article;

(b) any breach of or failure by the Seller to perform any covenant or agreement of the Seller contained in this Agreement;

(c) Indemnified Taxes;

(d) any of the Excluded Assets or Retained Liabilities;

(e) any Indebtedness of the Acquired Companies outstanding as of the Closing and not taken into account as a Liability of the Acquired Companies in calculating the Closing Indebtedness Amount;

(f) any Encumbrance securing borrowed money on the assets of the Acquired Companies that is required to be released pursuant to Section 2.04(f) but has not been released from and after the Closing Date; or

(g) any Transaction Expenses not taken into account as a Liability of the Acquired Companies in calculating the Closing Date Payment Amount.

SECTION 9.03 Indemnification by the Purchaser From and after the Closing, subject to the provisions of this Article IX, the Purchaser shall indemnify the Seller, its respective Affiliates, and each of their respective Representatives, successors, and assigns (each, a “Seller Indemnified Party”) against, defend against, be liable to Seller Indemnified Parties for, and hold each Seller Indemnified Party harmless from, any and all Losses suffered or incurred by such Seller Indemnified Party as a result of, arising out of, or relating to;

(a) any breach of or inaccuracy in any representation or warranty made by Purchaser in Article IV or in any certificate delivered pursuant to this Agreement;

(b) any Contributed Assets or Assumed Liabilities;

(c) the conduct or operation of the Business from and after the Closing; or

(d) any breach of or failure by Purchaser to perform any covenant or agreement of Purchaser contained in this Agreement.

SECTION 9.04 Certain Matters Relating to Indemnification.

(a) The Seller will not be required to indemnify the Purchaser Indemnified Parties under Section 9.02(a) unless and until the aggregate amount of Losses for which the Seller would, but for this Section 9.04(a), be required to indemnify under Section 9.02(a) exceeds One Hundred and Twenty-Five Million Dollars ($125,000,000) (the “Deductible”), in which case the Seller shall indemnify the Purchaser Indemnified Parties for the amount of all such Losses in excess of the Deductible; provided, however, that the Deductible will not apply to any Losses resulting from, arising out of, or relating to (A) Fraud, (B) any breach of or inaccuracy in any of the Fundamental Representations, and (C) any breach of the representations and warranties in Section 3.19 (Taxes).

(b) Except with respect to Losses resulting from, arising out of or relating to Fraud, the maximum aggregate liability of Seller to the Purchaser Indemnified Parties:

(i) for Losses to which the Purchaser Indemnified Parties are entitled to indemnification under Section 9.02(a) as a result of a breach of or inaccuracy in a representation or warranty (other than a breach of or inaccuracy in any of the Fundamental Representations or in any of the representations and warranties in Section 3.19) shall be limited to an aggregate amount not to exceed One Hundred Eighty Million Dollars ($180,000,000);

(ii) for Losses to which the Purchaser Indemnified Parties are entitled to indemnification under Section 9.02(a) as a result of a breach of or inaccuracy in any of the Fundamental Representations, or in any of the representations and warranties in Section 3.19, shall be limited to an amount equal to the Purchase Price;

(iii) subject to Section 9.04(b)(i) and Section 9.04(b)(ii), for Losses to which the Purchaser Indemnified Parties are entitled to indemnification under this Article IX shall be limited, in the aggregate, to an amount equal to the Purchase Price; and

(iv) in no event shall the cumulative indemnification obligations of the Seller pursuant to Section 9.02, in the aggregate, exceed an amount equal to the Purchase Price.

(c) Notwithstanding anything in this Agreement to the contrary, if any representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement is qualified by materiality, “Material Adverse Effect,” or any other similar qualification, such qualification will be ignored and deemed not included in such representation or warranty for purposes of (i) determining whether there has been a breach of or inaccuracy in such representation or warranty and (ii) calculating the amount of Losses resulting from, arising out of, or relating to such breach or inaccuracy provided, however, that this Section 9.04(c) shall not apply to Section 3.06(b), Section 3.07 (solely to the extent of any materiality standard inherent in GAAP), Section 3.08(b), Section 3.14(a) and Section 3.20(a) to any reference herein to “Material Contract” or “Material Supplier”.

(d) Notwithstanding anything to the contrary, the Purchaser Indemnified Parties and the Seller Indemnified Parties shall be deemed not to have suffered any Loss (whether in contract, tort or otherwise) to the extent that such Loss arises from any item or matter that is included as part of the settlement of, Closing Date Working Capital Amount.

SECTION 9.05 Policy Recovery; Calculation of Losses.

(a) Notwithstanding anything to the contrary in this Agreement, the amount of any Losses suffered or incurred by any Indemnified Party shall be calculated after giving effect to any insurance proceeds, contribution payments or reimbursements actually received by the Indemnified Party with respect to such Losses from third party insurers or any other Person that may be responsible therefor, net of (i) all out-of-pocket costs and expenses relating to collection of such amounts from such insurers, (ii) any increase in premiums resulting therefrom (such amount of the insurance proceeds actually received, the “Net Insurance Recovery”), and (iii) any net Tax benefits resulting from such Losses realized in the taxable year of the relevant Loss or any of the two (2) following taxable years computed as though the Acquired Companies were a standalone taxpayer provided, however, that the Indemnified Party shall have no obligation to seek any such proceeds except as set forth in Section 9.05(a). If any such insurance proceeds or otherwise are collected in respect of a particular Loss after an Indemnifying Party has paid an Indemnified Party in respect of such Loss pursuant to Section 9.02 or Section 9.03, as the case may be, such Indemnified Party shall promptly (and, in any event, within five (5) Business Days of receipt thereof) reimburse such Indemnifying Party an amount equal to the lesser of (A) the amount paid in respect of such Loss by such Indemnifying Party and (B) Net Insurance Recovery in respect of such Loss.

(b) The Purchaser Indemnified Parties shall use commercially reasonable efforts to obtain any insurance proceeds under any potentially applicable insurance policy or from any other Person that may be responsible therefor with respect to any claim for indemnification that it has asserted under Section 9.02; provided, however, that (i) the Purchaser Indemnified Parties shall have no obligation to first submit a claim for, seek to collect or to actually collect upon any coverage under any such insurance policy as a precondition to making a claim for indemnification hereunder, being indemnified therefor by Seller and (ii) no Purchaser Indemnified Party shall have any obligation to litigate or arbitrate with the insurer under any such insurance policy or otherwise. If the Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of such Indemnified Party to any insurance benefits or other claims of such Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.

SECTION 9.06 Notice of Loss; Third Party Claims.

(a) An Indemnified Party shall give the Indemnifying Party written notice in reasonable detail of any matter which such Indemnified Party has determined has given or is reasonably likely to give rise to a right of indemnification under this Agreement, within twenty (20) days of such determination, including all material facts and circumstances that give rise to such right of indemnification, the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an Indemnified Party shall receive notice from a third party of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article IX, within twenty (20) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party, provided that no Indemnifying Party shall have the right to assume and control the defense of any Third Party Claim that (i) seeks an injunction or other equitable relief against the Indemnified Party that cannot reasonably be separated from any related claim for money damages, or (ii) is a criminal Action.

(c) If the Indemnifying Party elects to assume the defense of a Third Party Claim: (i) the Indemnified Party may participate in such defense at its own expense, subject to the Indemnifying Party’s right to control the defense thereof, and may employ separate counsel of its choice for such purpose; provided that the Indemnifying Party shall pay the fees and expenses of such separate counsel (A) incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of the defense of the Third Party Claim or (B) if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest; (ii) the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party; (iii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (A) involves a finding or admission of wrongdoing by the Indemnified Party or any of its Affiliates, (B) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party and its Affiliates from all Liability in respect of such Third Party Claim, or (C) imposes equitable remedies or any obligation on the Indemnified Party or any of its Affiliates other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder; and (iv) the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim.

(d) If the Indemnifying Party does not (or does not have the right to) assume the defense of any Third Party Claim pursuant to this Section 9.06, the Indemnified Party shall undertake the defense of such Third Party Claim and may propose to settle such Third Party Claim prior to a final judgment thereon or to forgo any appeal with respect thereto, provided that the Indemnified Party shall give the Indemnifying Party prompt written notice thereof, and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding, provided further that the Indemnified Party shall not admit any Liability with respect to, or settle, compromise or discharge any Third Party Claim without the Indemnifying Party’s prior written consent.

SECTION 9.07 Remedies.

(a) From and after the Closing, other than for Fraud, (i) this Article IX shall be the sole and exclusive remedy of the Indemnified Parties (including the Purchaser and the Seller and any parties to the Ancillary Agreements) in connection with this Agreement and the transactions contemplated hereby; (ii) neither the Purchaser nor the Seller shall be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to any Indemnified Party for a breach of this Agreement or in connection with any of the transactions contemplated by this Agreement except pursuant to the indemnification provisions set forth in this Article IX; and (iii) each Party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, remedies, claims and causes of action for or otherwise relating to, and hereby releases the other Parties for any Losses arising from, (A) any breach of any representation, warranty, covenant, agreement or obligation set forth herein or (B) the subject matter of this Agreement, the Business or the Real Property, in each case, that it may have now or hereafter against the other Parties and their Representatives arising under or based upon any applicable Law, except pursuant to the indemnification provisions set forth in this Article IX; provided, however, that nothing in this Section 9.07(a) shall limit the rights or remedies of, or constitute a waiver of any rights or remedies by, any Person pursuant to (or shall otherwise operate to interfere with the operation of) Section 2.06, Section 5.05(e), Section 6.02(b), Section 5.12, Section 11.12 or Article VII.

(b) Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein or in any Ancillary Agreement shall give rise to any right on the part of any party hereto or thereto, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby. Each Party shall cause its Representatives to comply with this Section 9.07. Each Party shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

SECTION 10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either the Seller or the Purchaser, upon written notice to the other, if the Closing shall not have occurred on or before June 30, 2026 (as such date may be extended pursuant to the terms of this Agreement or by the mutual written consent of the Seller and the Purchaser, the “Outside Date”); provided that (i) if on the Outside Date all of the conditions set forth in Section 8.02 have been satisfied (or with respect to the conditions that by their terms must be satisfied at the Closing, would have been so satisfied if the Closing would have occurred) or remain capable of being satisfied but any of the conditions set forth in Section 8.02(c) or Section 8.02(d) (in each case, solely in respect of Antitrust Laws) has not been satisfied, then either Party may, in their sole discretion, extend the Outside Date for one additional ninety (90)-day period by giving written notice of such extension to the other, in which case the Outside Date shall be deemed for all purposes to be such later date (such extension the “First Extension Period”), and (ii) if at the end of the First Extension Period all of the conditions set forth in Section 8.02 have been satisfied (or with respect to the conditions that by their terms must be satisfied at the Closing, would have been so satisfied if the Closing would have occurred) or remain capable of being satisfied but any of the conditions set forth in Section 8.02(c) or Section 8.02(d) (in each case, solely in respect of Antitrust Laws) has not been satisfied the Seller may, in their sole discretion, extend the Outside Date for one (1) additional ninety (90)-day period by giving written notice of such extension to the Purchaser, in which case the Outside Date shall be deemed for all purposes to be such later date; provided further that the Party seeking to terminate this Agreement pursuant to this Section 10.01(a) shall not be in breach or have breached in any material respect any provision of this Agreement in any manner that shall have primarily contributed to the failure of the Closing to occur on or before the Outside Date; and provided further that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.01(a) in the event that the Seller has initiated proceedings prior to the Outside Date to specifically enforce this Agreement while such proceedings are still pending;

(b) by either the Purchaser or the Seller, upon written notice to the other, in the event that any Governmental Order prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable;

(c) by the Seller, upon written notice to the Purchaser, if the Purchaser shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would, if occurring or continuing on the Closing Date, cause the condition set forth in Section 8.01(a) not to be satisfied, and such breach is incapable of being cured, or if capable of being cured, is not cured by the earlier of the Outside Date and sixty (60) days after the giving of written notice by the Seller to the Purchaser specifying such breach;

(d) by the Purchaser, upon written notice to the Seller, if the Seller shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would, if occurring or continuing on the Closing Date, cause the condition set forth in Section 8.02(a) not to be satisfied, and such breach is incapable of being cured, or if capable of being cured, is not cured by the earlier of the Outside Date and sixty (60) days after the giving of written notice by the Purchaser to the Seller specifying such breach; or

(e) by the written consent of the Seller and the Purchaser.

SECTION 10.02 Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party except that: (i) Section 5.03, Section 5.11(a), this Section 10.02 and Article XI shall survive such termination, and (ii) notwithstanding anything to the contrary herein, nothing in this Agreement shall relieve any Party from Liability for any Fraud or Intentional Breach of this Agreement.

(b) If this Agreement is terminated by (x) either Party pursuant to Section 10.01(a) or Section 10.01(b) (in either case, solely in respect of Antitrust Laws) or (y) by Seller pursuant to Section 10.01(c) as a result of the breach in any material respect by the Purchaser of any of its obligations under Section 5.04 (solely in respect of Antitrust Laws) and, in the case of clause (x) only, at the time of any such termination pursuant to Section 10.01(a) or Section 10.01(b) (in either case, solely in respect of Antitrust Laws), all of the conditions set forth in Section 8.02 have been satisfied (other than (i) the conditions set forth in Section 8.02(c) or Section 8.02(d) (in either case, solely in respect of Antitrust Laws) and (ii) the conditions that by their terms must be satisfied at the Closing, provided that such conditions would have been so satisfied if the Closing would have occurred), then the Purchaser shall pay or cause to be paid no later than forty-eight (48) hours after such termination a fee in the amount of $50,000,000 (the “Regulatory Termination Fee”) to the Seller by wire transfer of immediately available funds to an account designated in writing by the Seller.

(c) Notwithstanding anything in this Agreement to the contrary, if this Agreement is terminated in circumstances where the Regulatory Termination Fee is payable, and such fee is actually paid, then, except as a result of Fraud or Intentional Breach by the Purchaser, the Seller’s right to receive the Regulatory Termination Fee pursuant to this Section 10.02(c) shall be the sole and exclusive remedy of the Seller and its Affiliates and their respective Representatives against the Purchaser, the Debt Financing Sources and any of their respective Affiliates and their respective Representatives for any Losses suffered by the Seller and its Affiliates and their respective Representatives, and upon payment of the Regulatory Termination Fee, none of the Purchaser or any of its Affiliates or any of their respective Representatives shall have any further

Liability relating to or arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, nothing in this Section 10.02(c) shall affect the Seller’s rights to specifically enforce the terms of Section 5.04 prior to termination of this Agreement. The Parties agree and understand that in no event shall the Purchaser be required to pay the Regulatory Termination Fee on more than one occasion. Notwithstanding anything to the contrary, nothing in this Section 10.02(c) shall limit the Seller’s right to bring or maintain any action arising out of or in connection with any breach of the Confidentiality Agreement (as amended pursuant to Section 5.03) and to pursue all remedies in connection therewith.

(d) The Seller and the Purchaser acknowledges that (i) the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the Seller and the Purchaser would not enter into this Agreement.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01 Expenses. Except as otherwise specified in this Agreement, including in Section 5.04(a), all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 11.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested), to the respective Parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a) if to the Seller:

c/o Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, NY 10022

Attention:	Stephen Besen
Daniel Litowitz
Lara Aryani

Email:	Stephen.Besen@aoshearman.com
Daniel.Litowitz@aoshearman.com
Lara.Aryani@aoshearman.com

(b) if to the Purchaser:

Packaging Corporation of America

1 North Field Court

Lake Forest, Illinois 60045

Attention: Kent Pflederer, EVP & CFO; Ellis Cunninghame, VP & GC

Email: KPflederer@packagingcorp.com; elliscunningham@packagingcorp.com with a copy (which shall not constitute notice) to:

Mayer Brown LLP

71 S. Wacker Drive

Chicago, Illinois 60606

Attention: Paul M. Crimmins; Michael Serafini

Email: pcrimmins@mayerbrown.com; mserafini@mayerbrown.com

Telephone: (312) 701-7068; (312) 701-8540

SECTION 11.03 Public Announcements. No Party shall make, or cause to be made, any press release, public announcement or otherwise communicate with any news media or persons other than the Parties or their respective Representatives in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties unless otherwise required by applicable Law or applicable stock exchange regulation in the opinion of legal counsel, and in such case, to the extent possible and legally permissible, the Party that is legally required to disclose information shall notify, cooperate and consult with the other Parties prior to issuing or making any such press release, public announcement or communication; provided, however, that the prior written consent of the other Parties shall not be required hereunder with respect to any press release, public announcement or communication that is substantially similar to a press release, public announcement or communication previously issued with the prior written consent of such other Parties.

SECTION 11.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 11.06 Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be; provided, however, that either Party may assign this Agreement or any of their respective rights and obligations under this Agreement to one or more Affiliates without the express written consent of the other; provided further that such assignment to an Affiliate shall not relieve the assigning Party of its obligations hereunder.

SECTION 11.07 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 11.08.

SECTION 11.08 Waiver. The Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered or made available by the other Parties pursuant hereto, or (c) waive compliance with any of the agreements of the other Parties or conditions to such Party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 11.09 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing herein, express or implied (including the provisions of Article IX relating to Indemnified Parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement, except with respect to any D&O Indemnitee as set forth in Section 5.15, the Seller Related Parties and the Seller’s Counsel as set forth in Section 5.11, any Purchaser Indemnified Party set forth in Section 9.04 and any Seller Indemnified Party set forth in Section 9.05.

SECTION 11.10 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this

Agreement brought by any Party; (b) agrees that service of process will be validly effected by sending notice in accordance with Section 11.02; and (c) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts.

SECTION 11.11 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.

SECTION 11.12 Specific Performance.

(a) The Parties acknowledge and agree that the Parties will be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without proof of damages or otherwise, and without the requirement for the securing, furnishing or posting of any bond or other undertaking. The right to specific performance shall include the right of the Seller to cause the Purchaser to cause the Closing and all other transactions described herein or in the Ancillary Agreements to be consummated on the terms and subject to the conditions set forth in this Agreement. The Parties further acknowledge the right of specific performance is an integral part of the transactions contemplated by this Agreement and the Ancillary Agreements and without that right, neither the Seller nor the Purchaser would have entered into this Agreement.

(b) Without limiting the generality of the foregoing, the Parties agree that the Seller shall be entitled to enforce specifically the Purchaser’s obligations under this Agreement. No Party shall oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at law exists or that specific performance or equitable or injunctive relief is unenforceable, invalid, contrary to law or inequitable for any reason with respect to any breach of this Agreement.

(c) Each Party hereby waives: (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate; and (ii) any requirement under any Law to obtain, furnish or post a bond or other security as a prerequisite to obtaining equitable relief. The Parties further agree that: (A) by seeking the remedies provided for in this Section 11.12, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages) in all cases, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.12 are not available or otherwise are not granted; and (B) nothing in this Section 11.12 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.12 prior or as a condition to exercising any termination right under Article X (or pursuing damages prior to or after such termination), nor shall the commencement of any Action pursuant to this Section 11.12 or anything set forth in this Section 11.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article X or pursue any other remedies under this Agreement that may be available then or thereafter.

(d) If any Party brings an Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by: (i) the amount of time during which such Action is pending, plus twenty (20) Business Days; or (ii) such other time period established by the court presiding over such Action.

SECTION 11.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 11.14 Guarantee. Greif Parent hereby unconditionally and irrevocably guarantees to the Purchaser, its successors and assigns, the prompt payment and performance of all of the Seller’s payment and other obligations pursuant to this Agreement. Greif Parent hereby waives all defenses based upon suretyship or impairment of collateral, together with any defenses that it may have or assert with respect to the applicable guaranteed obligations (other than actual performance).

SECTION 11.15 Releases.

(a) Effective at and after the Closing, the Purchaser hereby waives and releases (on behalf of itself and the Purchaser Related Parties (including, for the avoidance of doubt, the Acquired Companies following the Closing)), to the fullest extent permitted by applicable Law, any and all rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) that the Purchaser or any Purchaser Related Party may now or hereafter have against the Seller or any of the Seller Related Parties (excluding the Acquired Companies), whether at law or in equity, relating to the Seller’s ownership of the Acquired Companies or the operation of the Business prior to the Closing; provided that nothing in this Section 11.15(a) applies to, or shall constitute a waiver or release of any rights or obligations (i) of a party under this Agreement in respect of this Agreement, including Article IX, or for Fraud or under any other Ancillary Agreement or (ii) arising from any matters relating to any Contract or arrangement in its capacity as a customer or supplier of the Acquired Companies. The rights and claims waived and released by the Purchaser (on behalf of itself and the Purchaser Related Parties) hereunder include claims for damages, indemnification, contribution and other rights of recovery arising out of or relating to any breach of contract, misrepresentation or breach of warranty, negligent misrepresentation, all other claims for breach of duty and all other claims arising under applicable Law. From and after the Closing, the Purchaser shall not, and the Purchaser shall cause the Purchaser Related Parties not to, bring any action, suit or proceeding against the Seller or any Seller Related Party (excluding the Acquired Companies), whether at law or in equity, with respect to any of the rights or claims waived and released by the Purchaser (on behalf of itself and the Purchaser Related Parties) under this Section 11.15(a).

(b) Effective at and after the Closing, the Seller hereby waives and releases (on behalf of itself and the Seller Related Parties), to the fullest extent permitted by applicable Law, any and all rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) that the Seller or any Seller Related Party may now or hereafter have against the Purchaser or any Purchaser Related Party, whether at law or in equity, relating to the Seller’s ownership of the Acquired Companies or of the operation of the Business prior to the Closing; provided that nothing in this Section 11.15(b) applies to, or shall constitute a waiver or release of any rights or obligations (i) of a party under this Agreement in respect of this Agreement, including Article IX, or for Fraud or under any other Ancillary Agreement or (ii) arising from any matters relating to any Contract or arrangement in its capacity as a customer or supplier of the Acquired Companies. The rights and claims waived and released by the Seller (on behalf of themselves and the Seller Related Parties) hereunder include claims for damages, indemnification, contribution and other rights of recovery arising out of or relating to any breach of contract, misrepresentation or breach of warranty, negligent misrepresentation, all other claims for breach of duty and all other claims arising under applicable Law. From and after the Closing, the Seller shall not, and shall cause the Seller Related Parties not to, bring any action, suit or proceeding against the Purchaser or any Purchaser Related Party, whether at law or in equity, with respect to any of the rights or claims waived and released by the Seller (on behalf of itself and the Seller Related Parties) under this Section 11.15(b).

SECTION 11.16 Debt Financing Sources Provisions. Notwithstanding anything in this Agreement to the contrary, the Seller, on behalf of it itself and its Subsidiaries and Affiliates:

(a) agrees that any action, suit or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Entities, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the Debt Financing or the performance of any services thereunder or in respect of any oral representations made or alleged to have been made herewith or therewith shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such action, suit or proceeding to the exclusive jurisdiction of such court and hereby agrees that it will not bring or support any such action, suit or proceeding in any other forum;

(b) agrees that any such claims or causes of action in such action, suit or proceeding shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing;

(c) agrees that service of process upon Seller or the Acquired Companies in any such action, suit or proceeding shall be effective if notice is given in accordance with Section 11.02;

(d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court;

(e) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT AGAINST THE DEBT FINANCING ENTITY IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE DEBT COMMITMENT LETTER OR THE PERFORMANCE OF ANY SERVICES UNDER THE DEBT COMMITMENT LETTER;

(f) agrees that none of the Debt Financing Entities will have any liability to the Seller or any of its Subsidiaries or any Acquired Company any of their respective Affiliates relating to or arising out of this Agreement, any Debt Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise;

(g) hereby (i) waives any claims or rights against any Debt Financing Entities, to the extent relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, (ii) agrees not to bring or support or permit any of its Subsidiaries or its or their respective Affiliates to bring or support any suit, action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Entity in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter and (iii) agrees to cause any suit, action or proceeding against any Debt Financing Entity in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated, provided that the Purchaser may in any event enforce, and seek remedies under, any definitive agreement entered into in connection with the Debt Financing and nothing in this Agreement shall limit the rights of any of the parties to any definitive agreement entered into in connection with the Debt Financing; and

(h) agrees that the Debt Financing Entities are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 11.16, and such provisions and the definitions of “Debt Financing Entities” and “Debt Financing Sources” (or any other provision or definition of this Agreement to the extent that such amendment or waiver would modify the substance of this Section 11.16 or the foregoing defined terms) shall not be amended in any way adverse to any Debt Financing Entity without the prior written consent of the Debt Financing Sources.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER:

GREIF PACKAGING LLC

By:	/s/ Ole Rosgaard
Name: Ole Rosgaard
Title: President

[Signature Page to Purchase and Sale Agreement]

Solely for purposes of Section 11.14:

GREIF, INC.

By:	/s/ Ole Rosgaard
Name: Ole Rosgaard
Title: President and Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]

PURCHASER:

PACKAGING CORPORATION OF AMERICA

By:	/s/ Kent Pflederer
Name: Kent Pflederer
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Purchase and Sale Agreement]